Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among:

Spark Networks, Inc.,

a Delaware corporation;

Chardonnay Merger Sub, Inc.,

a Delaware corporation;

Affinitas GmbH,

a German limited company; and

Blitz 17-655 SE,

a European stock corporation with corporate seat in Germany

Dated as of May 2, 2017

i

2.17	Insurance	29

2.18	Records	29

2.19	Government Programs	29

2.20	Transactions with Affiliates	29

2.21	Legal Proceedings; Orders	30

2.22	Illegal Payments	30

2.23	Stock Ownership	31

2.24	No Vote of Riesling Stockholders	31

2.25	No Financial Advisor	31

2.26	Data Protection	31

2.27	Information Technology	32

2.28	No Additional Representations	32

Section 3.	REPRESENTATIONS AND WARRANTIES OF CHARDONNAY	33

3.1	Organization	33

3.2	Capitalization	34

3.3	Authority	35

3.4	Non-Contravention; Consents	36

3.5	SEC Filings; Financial Statements	37

3.6	Absence of Undisclosed Liabilities	38

3.7	Absence of Changes	39

3.8	Title to Assets	39

3.9	Properties	40

3.10	Intellectual Property	40

3.11	Material Contracts	43

3.12	Compliance with Laws; Permits	45

3.13	Taxes	46

3.14	Employee Benefit Programs	47

3.15	Labor and Employment Matters	49

3.16	Environmental Matters	50

3.17	Insurance	51

3.18	Records	51

3.19	Government Programs	51

3.20	Transactions with Affiliates	51

3.21	Legal Proceedings; Orders	52

3.22	Illegal Payments	52

3.23	Inapplicability of Anti-takeover Statutes	52

3.24	Stockholder Vote Required	53

3.25	No Financial Advisor	53

3.26	Data Protection	53

3.27	Information Technology	54

3.28	Fairness Opinion	54

3.29	No Additional Representations	54

Section 4.	CERTAIN COVENANTS OF THE PARTIES	54

4.1	Access and Investigation	54

4.2	Notice of Certain Events	56

4.3	Operation of Chardonnay’s Business	56

4.4	Operation of Riesling’s Business	56

4.5	Negative Obligations	57

4.6	Riesling Non-Solicitation	60

4.7	No Solicitation by Chardonnay	60

4.8	Merger Sub Stockholder Approval	65

Section 5.	ADDITIONAL AGREEMENTS OF THE PARTIES	65

5.1	Disclosure Documents	65

5.2	Chardonnay Stockholder Approval	67

5.3	Regulatory Approvals	68

5.4	Chardonnay Stock Options and RSUs	68

5.5	Indemnification of Officers and Directors	70

5.6	Additional Agreements	71

5.7	Disclosure	71

5.8	Listing	72

5.9	Tax Matters	72

5.10	Cooperation	73

5.11	Stockholder Litigation	73

5.12	Section 16(b)	74

5.13	Riesling Directors and Officers	74

5.14	Employee Matters	74

5.15	Exclusivity Agreement	75

5.16	Obligations of New Parent	75

Section 6.	CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY	75

6.1	No Restraints	75

6.2	Chardonnay Stockholder Approval	76

6.3	Resolution to Increase Share Capital of New Parent	76

6.4	Effective Registration Statement	76

6.5	Listing	76

Section 7.	ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF CHARDONNAY	76

7.1	Accuracy of Representations	76

7.2	Performance of Covenants	77

7.3	Officers’ Certificate	77

7.4	No Riesling Material Adverse Effect	77

7.5	New Parent Board and New Parent Managing Directors	77

7.6	Tax Opinion	77

7.7	Riesling Share Transfer	77

7.8	Riesling Share Exchange	78

Section 8.	ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATION OF RIESLING	78

8.1	Accuracy of Representations	78

8.2	Performance of Covenants	79

8.3	Officers’ Certificate	79

8.4	No Chardonnay Material Adverse Effect	79

8.5	FIRPTA Certificate	79

8.6	Ancillary Agreements	79

Section 9.	TERMINATION	79

9.1	Termination	79

9.2	Effect of Termination	81

9.3	Expenses; Termination Fees	81

Section 10.	MISCELLANEOUS PROVISIONS	82

10.1	Non-Survival of Representations and Warranties	82

10.2	Amendment	82

10.3	Waiver	82

10.4	Entire Agreement; Counterparts; Exchanges by Electronic Transmission	83

10.5	Applicable Law; Jurisdiction; Consent to Service of Process; Waiver of Jury Trial	83

10.6	Attorneys’ Fees	84

10.7	Assignability; Third Party Beneficiaries	84

10.8	Notices	84

10.9	Severability	85

10.10	Other Remedies; Specific Performance	86

10.11	Construction	86

EXHIBITS

Exhibit A	-	Definitions
Exhibit B	-	Support Agreement
Exhibit C	-	Voting Agreement
Exhibit D	-	Form of Lock-up Agreement
Exhibit E	-	Certificate of Incorporation of the Surviving Corporation
Exhibit F	-	Form of New Parent Articles of Association
Exhibit G	-	Form of New Parent Rules of Procedure
Exhibit H	-	Form of Registration Rights Agreement
Exhibit I	-	Form of Chardonnay Tax Representation Letter
Exhibit J	-	Form of Riesling Tax Representation Letter
Exhibit K	-	Form of New Parent Tax Representation Letter

Schedule 1	-	Parties to Voting Agreement
Schedule 2	-	Parties to Lock-up Agreements
Schedule 3	-	Parties to Registration Rights Agreements
Schedule 4		Legal Fees

Schedule 1.5(b)(ii)	-	New Parent Board
Schedule 1.5(b)(iii)	-	Management Directors

v

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of May 2, 2017, by and among Blitz 17-655 SE, a European stock corporation (Societas Europaea, SE) with corporate seat in Germany (“New Parent”), Affinitas GmbH, a German limited company (“Riesling” and together with New Parent, “Parent”), Chardonnay Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of New Parent (“Merger Sub”), and Spark Networks, Inc., a Delaware corporation (“Chardonnay”). Certain capitalized terms used in this Agreement without definition are defined in Exhibit A.

RECITALS

A. Chardonnay, New Parent and Riesling intend to merge Merger Sub with and into Chardonnay (the “Merger”) in accordance with this Agreement and the DGCL. Upon consummation of the Merger, Merger Sub will cease to exist, and Chardonnay will become a wholly owned subsidiary of New Parent.

B. In connection with the Merger, pursuant to the terms of the Support Agreement, the stockholders of Riesling intend to transfer all of their Riesling Ordinary Shares to New Parent (the “Riesling Share Transfer”) in exchange for (i) New Parent Ordinary Shares and/or New Parent ADSs and (ii) a claim for a payment in cash by New Parent to the respective stockholders of Riesling of up to €5,730,000 in the aggregate (the “Riesling Share Exchange” and, together with the Merger, the “Transaction”). Riesling is, and will be until (or until immediately before) the consummation of the Riesling Share Transfer, the sole shareholder of New Parent. Following the Transaction, Riesling and the Surviving Corporation will be wholly-owned Subsidiaries of New Parent.

C. For U.S. federal income tax purposes, Chardonnay, Merger Sub, New Parent and Riesling intend that (i) the Merger, taken together with the Share Issuance and the Share Exchange, either will qualify as a reorganization within the meaning of Section 368(a) of the Code or, when integrated with the Riesling Share Exchange, will be treated as a transaction described in Section 351(a) of the Code, or will qualify under both such provisions, and (ii) this Agreement will constitute a “plan of reorganization” for purposes of Section 354 and 361 of the Code.

D. The New Parent Board has (i) determined that the Transaction is advisable and in the best interests of New Parent and its stockholders, and (ii) approved this Agreement, the Transaction, the issuance of New Parent Ordinary Shares in the Transaction, and the other actions contemplated by this Agreement and deemed this Agreement advisable.

E. The Riesling Supervisory Board and Riesling Management Board have (i) determined that the Transaction is advisable and in the best interests of Riesling and its stockholders, and (ii) approved this Agreement, the Transaction, and the other actions contemplated by this Agreement and deemed this Agreement advisable.

F. The board of directors of Merger Sub has (i) determined that the Merger is advisable and in the best interests of Merger Sub and its sole stockholder, (ii) approved this Agreement, the Transaction, and the other actions contemplated by this Agreement and deemed this Agreement advisable and (iii) determined to recommend that the sole stockholder of Merger Sub vote to approve the Merger and the adoption of this Agreement.

G. The Chardonnay Board has (i) determined that the Merger is advisable and in the best interests of Chardonnay and its stockholders, (ii) approved this Agreement, the Merger and the other actions contemplated by this Agreement and deemed this Agreement advisable and (iii) determined to recommend that the stockholders of Chardonnay vote to approve the Chardonnay Stockholder Proposals (the “Chardonnay Board Recommendation”).

H. Prior to the execution of this Agreement, Riesling, Chardonnay, New Parent and all stockholders of Riesling have entered into a support agreement regarding the Transaction, the Riesling Share Exchange and the other transactions contemplated by this Agreement, a copy of which is attached hereto as Exhibit B (the “Support Agreement”).

I. Concurrently with the execution of this Agreement, certain stockholders of Chardonnay listed on Schedule 1 hereto are executing voting agreements in substantially the form attached hereto as Exhibit C (the “Voting Agreements”).

J. Concurrently with the execution of this Agreement, certain stockholders of Chardonnay and Riesling listed on Schedule 2 hereto are executing lock-up agreements relating to sales and certain other dispositions of New Parent Ordinary Shares or certain other securities in substantially the form attached hereto as Exhibit D (the “Lock-up Agreements”).

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

Section 1. DESCRIPTION OF TRANSACTION

1.1 Appointment of Agents.

As promptly as practicable following the date hereof, Riesling shall appoint one or more banks or trust companies or other independent financial institutions (each of which institution and appointment shall be subject to the written consent of Chardonnay, such consent not to be unreasonably withheld, conditioned or delayed) to act as:

(i) contribution agent in connection with the Share Exchange (in such function, the “Contribution Agent”), pursuant to a contribution agent agreement with the Contribution Agent, New Parent, Chardonnay and a shareholder representative to be designated by Chardonnay, in form and substance reasonably satisfactory to New Parent, Riesling and Chardonnay (the “Contribution Agent Agreement”),

(ii) depositary under a deposit agreement in connection with the issuance of American Depositary Shares representing New Parent Ordinary Shares (“New Parent ADSs”), which may be evidenced by American Depositary Receipts (“New Parent ADRs” and the depositary in such function, the “Depositary”) pursuant to an agreement with the Depositary, effective prior to the Effective Time, which shall be in customary form and otherwise in form and substance reasonably satisfactory to Riesling and Chardonnay (the “Deposit Agreement”), and

(iii) exchange agent in connection with the Share Exchange (in such function, the “Exchange Agent”), pursuant to an exchange agent agreement with the Exchange Agent in form and substance reasonably satisfactory to Riesling and Chardonnay, which agreement shall set forth the duties, responsibilities and obligations of the Exchange Agent consistent with the terms of this Agreement (the “Exchange Agent Agreement”).

Riesling and/or New Parent, with the consent of Chardonnay (not to be unreasonably withheld, conditioned or delayed) may appoint one or more substitute persons to perform any of the functions of described in this Section 1.1.

Solely to accommodate the transactions described in this Section 1, the Contribution Agent Agreement shall require that, not earlier than one Business Day prior to the Closing Date, the Contribution Agent be registered as New Parent’s fiduciary (for the period prior to the Effective Time only), as the record holder of all of the issued and outstanding shares of common stock of Merger Sub (the “Merger Sub Common Stock”), and New Parent shall so transfer record ownership of all shares of Merger Sub Common Stock to the Contribution Agent; provided, that, at and after the Effective Time, the Contribution Agent shall act as a fiduciary of the former holders of Chardonnay Common Stock for purposes of, among other things, ensuring for the benefit of such former holders the consummation of the Share Capital Increase and the Share Issuance. Under the Contribution Agent Agreement (inter alia), the Contribution Agent shall, among other things, take on the obligation towards the holders of Chardonnay Common Stock to execute a subscription certificate (Zeichnungsschein) and to transfer all of the issued and outstanding shares of Surviving Corporation Common Stock to New Parent following the Effective Time pursuant to Section 1.8(a). For the avoidance of doubt, for the period prior to the Effective Time, New Parent shall continue to be the beneficial owner of the Merger Sub Common Stock held of record by the Contribution Agent.

1.2 Structure of the Merger.

Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into Chardonnay, and the separate existence of Merger Sub shall cease, and Chardonnay will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

1.3 Effects of the Merger.

The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

1.4 Closing; Effective Time.

(a) Unless this Agreement is earlier terminated pursuant to the provisions of Section 9.1, and subject to the satisfaction or waiver of the conditions set forth in Section 6, Section 7 and Section 8, the consummation of the Merger (the “Closing”) shall take place at 9:00 a.m. local time at the offices of Morrison & Foerster LLP, 425 Market Street, San Francisco, CA 94105 on the third Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Section 6, Section 7 and Section 8, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions, or at such other time, date and place as Chardonnay and Riesling may mutually agree in writing; provided, however, that, if the resolutions of the shareholders’ meeting of New Parent on the Share Exchange described in Section 1.8(a)(i)(A) or the resolutions on the Riesling Share Exchange described in Section 1.2(a)(i)(A) and (B) of the Support Agreement have not been adopted as of the Reorganization Initiation Date, then (i) Riesling shall undertake to have the shareholders’ meeting of New Parent adopt such resolutions, in each case, no later than three (3) Business Days as from the Reorganization Initiation Date and Riesling shall promptly take the other actions contemplated hereunder required to satisfy the condition set forth in Section 7.7 relating to the consummation of the Riesling Share Transfer and (ii) notwithstanding anything to the contrary in this Agreement, all conditions to Closing set forth in Sections 7.1-7.4 (including those conditions that by their nature can be satisfied only at the Closing) shall be deemed to have been satisfied or (to the extent permitted by applicable Law) waived by Chardonnay on and as of the Closing Date irrespective of any facts, circumstances or events arising subsequent to the date that such resolutions are adopted, so long as Riesling delivers the Officers’ Certificate contemplated by Section 7.3 dated as of the date such resolutions are adopted (except that Section 7.2 shall not be deemed to be satisfied to the extent it would not be satisfied as a result of a Willful Breach by Riesling, New Parent or Merger Sub from and after the Reorganization Initiation Date until the Closing). The date on which the Closing actually takes place is referred to as the “Closing Date.”

(b) At the Closing, the Parties shall cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”) with respect to the Merger, satisfying the applicable requirements of the DGCL and in a form reasonably acceptable to Chardonnay and Riesling. The Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware, or at such later time as may be specified in such Certificate of Merger with the consent of Chardonnay and Riesling (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

1.5 Certificate of Incorporation and Bylaws; Directors and Officers.

(a) Surviving Corporation. At the Effective Time:

(i) the certificate of incorporation of Chardonnay shall be amended and restated in its entirety to read as set forth on Exhibit E, and as so amended and restated shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law;

(ii) the bylaws of Chardonnay shall be amended and restated in their entirety to read identically to the bylaws of Merger Sub as in effect immediately prior to the Effective Time, and as so amended and restated shall be the bylaws of the

Surviving Corporation until thereafter amended as provided by the DGCL and such bylaws; and

(iii) without any further action on the part of New Parent, Riesling, Merger Sub or Chardonnay, the directors and officers of Merger Sub shall be the directors and officers of Chardonnay, as the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(b) New Parent.

(i) Riesling shall ensure that, as of Closing, (x) the Articles of Association of New Parent, substantially in the form attached hereto as Exhibit F (the “New Parent Articles of Association”) shall be the Articles of Association of New Parent, until thereafter changed or amended as provided therein; and (y) the rules of procedure (Geschäftsordnungen) of the New Parent Board, substantially in the form attached hereto as Exhibit G (the “New Parent Rules of Procedure”) shall be the Rules of Procedure of the New Parent Board.

(ii) Riesling shall cause those persons set forth on Schedule 1.5(b)(ii) to be appointed and elected to the New Parent Board effective at, or promptly after, the Effective Time (unless such persons are as of the Effective Time ineligible under mandatory statutory law).

(iii) Riesling and New Parent shall use their reasonable best efforts to cause the New Parent Board to appoint those persons set forth on Schedule 1.5(b)(iii) as managing directors (Geschäftsführende Direktoren) of New Parent effective at or as soon as practicable after the Effective Time (unless such persons are as of the Effective Time ineligible under mandatory statutory law).

(iv) Riesling and New Parent shall use their reasonable best efforts to cause the New Parent Board to appoint Jeronimo Federico Folgueira Sanchez as Chief Executive Officer, Robert W. O’Hare as Chief Financial Officer and Michael Schrezenmaier as Chief Operating Officer effective at or as soon as practicable after the Effective Time (unless such persons are as of the Effective Time ineligible under mandatory statutory law).

1.6 Conversion of Shares.

(a) Chardonnay Common Stock. At the Effective Time, by virtue of the Merger and without any further action on the part of New Parent, Riesling, Merger Sub, Chardonnay or any stockholder of Chardonnay:

(i) All shares of Chardonnay Common Stock that are held by Chardonnay as treasury stock or that are owned by Chardonnay or Merger Sub immediately prior to the Effective Time shall cease to be outstanding and shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(ii) Each share of Chardonnay Common Stock issued and outstanding immediately prior to the Effective Time (excluding shares to be cancelled pursuant to Section 1.6(a)(i), but including the shares held in the Chardonnay Trust pursuant to Section 5.4) shall be converted into the right to receive a number of New Parent ADSs equal to the Exchange Ratio, with each New Parent ADS representing 0.1 New Parent Ordinary Shares, pursuant to the terms of the Deposit Agreement. New Parent ADSs issued hereunder, together with any cash to be paid in lieu of fractional New Parent ADSs pursuant to Section 1.6(e), shall be referred to herein as the “Merger Consideration.” Following the Effective Time, each share of Chardonnay Common Stock shall cease to be outstanding, shall be cancelled and shall cease to exist, and each Chardonnay Stock Certificate and each book-entry account formerly representing any non-certificated shares of Chardonnay Common Stock shall thereafter represent only the right to receive the Merger Consideration and the right, if any, to receive any dividends or other distributions pursuant to Section 1.8(d).

(b) Chardonnay Restricted Stock Awards. If any shares of Chardonnay Common Stock outstanding at the Effective Time are unvested because they are subject to a repurchase option or the risk of forfeiture under a restricted stock purchase agreement or other agreement with Chardonnay, then New Parent Ordinary Shares and/or New Parent ADSs issued in exchange for such shares of Chardonnay Common Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and the certificates representing such New Parent Ordinary Shares and/or New Parent ADSs shall accordingly be marked with appropriate legends.

(c) Chardonnay Stock Options. All Chardonnay Stock Options outstanding immediately prior to the Effective Time shall be exchanged for awards to acquire New Parent ADSs from the Chardonnay Trust in accordance with Section 5.4.

(d) Chardonnay RSUs. All Chardonnay RSUs shall be converted into shares of Chardonnay Common Stock immediately prior to the Effective Time in accordance with Section 5.4.

(e) No Fractional Shares. No fractional New Parent ADSs shall be issued upon the surrender of Chardonnay Stock Certificates for exchange, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a holder of New Parent ADSs. In lieu of any such fractional New Parent ADSs, each holder of a fractional New Parent ADS shall be paid an amount in cash (without interest and subject to the amount of any withholding taxes as contemplated in Section 1.8(f)) equal to such holder’s proportionate interest in the sum of (i) the net proceeds from the sale or sales by the Exchange Agent in accordance with the provisions of this Section 1.6(e), on behalf of all such holders, of the Excess Securities and (ii) the aggregate dividends or other distributions that are payable with respect to such Excess Securities pursuant to Section 1.8(d) (such dividends and distributions being herein called the “Fractional Dividends”). As soon as reasonably practicable following the Effective Time, the Exchange Agent shall determine the excess of (x) the number of New Parent ADSs into which the Chardonnay Common Stock was converted pursuant to Section 1.6(a) over (y) the aggregate number of whole New Parent ADSs to which the former holders of Chardonnay Common Stock are entitled pursuant to Section 1.6(a) (such excess being herein called the

“Excess Securities”) and the Exchange Agent, as agent for the former holders of Chardonnay Common Stock, shall sell the Excess Securities at the prevailing prices on the NYSE MKT LLC (“NYSE MKT”). The sale of the Excess Securities by the Exchange Agent shall be executed on the NYSE MKT through one or more member firms of the NYSE MKT and shall be executed in round lots to the extent practicable. The Exchange Agent shall deduct from the proceeds of sale of the Excess Securities all commissions, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the Exchange Agent, incurred in connection with such sale of Excess Securities. Until the net proceeds of such sale of Excess Securities and the Fractional Dividends have been distributed to the former stockholders of Chardonnay, the Exchange Agent will hold such proceeds and dividends for the benefit of such former stockholders. As soon as reasonably practicable after the determination of the amount of cash to be paid to former stockholders of Chardonnay for any fractional interests, the Exchange Agent shall make available in accordance with this Agreement such amounts to such former stockholders.

(f) Merger Sub Common Stock. At the Effective Time, by virtue of the Merger and without any further action on the part of New Parent, Riesling, Merger Sub, Chardonnay or any stockholder of Chardonnay, each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation (“Surviving Corporation Common Stock”). Each stock certificate of Merger Sub (or book-entry, if applicable) evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares Surviving Corporation Common Stock.

1.7 Closing of Chardonnay’s Transfer Books.

At the Effective Time, the stock transfer books of Chardonnay shall be closed with respect to all shares of Chardonnay Common Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Chardonnay Common Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of Chardonnay Common Stock outstanding immediately prior to the Effective Time (a “Chardonnay Stock Certificate,” it being understood that any reference herein to Chardonnay Stock Certificate shall be deemed to include a reference to non-certificated book-entry account arrangements for the ownership of shares of Chardonnay Common Stock, as applicable) is presented to the Exchange Agent or to New Parent, such Chardonnay Stock Certificate shall be cancelled and shall be exchanged as provided in Sections 1.6 and 1.8. From and after the Effective Time, the holders of Chardonnay Stock Certificates outstanding immediately prior to the Effective Time will cease to have any rights with respect to Chardonnay Common Stock represented by such Chardonnay Stock Certificates except as otherwise provided for herein or by applicable Law.

1.8 Exchange of Certificates.

The procedures for exchanging Chardonnay Stock Certificates representing outstanding shares of Chardonnay Common Stock for the Merger Consideration pursuant to the Merger are set forth below.

(a) Share Capital Increase and Share Exchange. In accordance with Sections 182 et seq. of the German Stock Corporation Law (Aktiengesetz) in conjunction with Sections 5 and 9 para. 1 lit. c. of the EU Regulation on the Statute for a European Company (SE) (the “SE Regulation”) and, the German Stock Corporation Law (Aktiengesetz) as applicable to New Parent in conjunction with the provisions of the SE Regulation, the (“GSCL”) and subject to Section 187 para. 1 and para. 2 GSCL (in each case, as applicable, in conjunction with Sec. 203 par. 1 GSCL):

(i) New Parent shall effect the increase of its stated share capital and cause the requisite shares of its capital stock to be issued, in each case as needed in connection with the Merger and the Share Issuance, by:

(A) holding a general meeting (Hauptversammlung) of New Parent passing (i) a resolution on the increase of the registered share capital of New Parent pursuant to Sections 182 et seq. GSCL (or, instead, passing a resolution of the New Parent Board on the increase of the registered share capital of New Parent from authorized share capital (genehmigtes Kapital) of New Parent pursuant to Sections 202 et seq. GSCL), in each case under exclusion of any preemptive rights (Bezugsrechte) within the meaning of Sec. 186 par. 3 and 4 GSCL (as the case may be, in conjunction with Sec. 203 par. 1 and 2 GSCL) to issue New Parent Ordinary Shares underlying the Merger Consideration to the Contribution Agent for the benefit of the former holders of shares of the Chardonnay Common Stock, Chardonnay RSUs and Chardonnay Stock Options against the prior contribution and transfer by the Contribution Agent to New Parent of all of the issued and outstanding shares of Surviving Corporation Common Stock by contribution-in-kind (such contribution and transfer, the “Chardonnay Share Transfer”) and (ii) a resolution approving, pursuant to Section 52 GSCL, the contribution agreement under which the Chardonnay Share Transfer shall be effected by the Contribution Agent (the “Contribution Agreement”),

(B) having a German accounting firm, appointed by the commercial register of New Parent (the “Commercial Register”), determine the adequacy of the contribution-in-kind as consideration for the New Parent Ordinary Shares and act as so-called post-formation auditor (Nachgründungsprüfer) in connection with the Chardonnay Share Transfer,

(C) having the Contribution Agent Agreement require the Contribution Agent to execute a subscription certificate (Zeichnungsschein) with the contents and in the form stipulated by the GSCL and the Contribution Agent Agreement,

(D) having the Contribution Agent Agreement require the Contribution Agent to effect the Chardonnay Share Transfer and, for this purpose, execute the Contribution Agreement with the contents and in the form stipulated by the GSCL and the Contribution Agent Agreement,

(E) applying for registration of, and using reasonable best efforts to have registered with the Commercial Register within due course thereafter, the Contribution Agreement and the implementation of such increase of New Parent’s stated capital (such registration, the “Share Capital Increase”), and

(F) issuing the New Parent Ordinary Shares, upon the registration of the Share Capital Increase with the Commercial Register, to the Contribution Agent for the benefit of the former holders of shares of the Chardonnay Common Stock, Chardonnay RSUs and Chardonnay Stock Options (the “Share Issuance”)

(whereby it is understood that steps (A) to (F) are to be effected at the respective times set forth under Section 1.8(a)(iii) below); and

(ii) with respect to the Share Exchange:

(A) the Contribution Agent Agreement shall require the Contribution Agent to deposit with the Depositary, for the benefit of the holders of shares of Chardonnay Common Stock, the New Parent Ordinary Shares underlying the Merger Consideration,

(B) the Deposit Agreement shall require the Depositary to issue to the Exchange Agent New Parent ADSs comprising the Merger Consideration, and

(C) the Exchange Agent Agreement shall require the Exchange Agent to deliver in accordance with this Section 1.8(a) New Parent ADSs reflecting the Merger Consideration to the former holders of shares of Chardonnay Common Stock (such New Parent ADSs, together with any dividends or distributions with respect thereto, being referred to as the “Exchange Fund”) and any cash in lieu of New Parent ADRs representing fractional New Parent ADSs (the actions described in clauses (A), (B) and (C) above, collectively, the “Share Exchange”).

(iii) New Parent shall do the following at the respective times set forth below:

(A) As soon as practicable after, but in any event no later than on the third (3rd) Business Day after, the first date that all of the conditions set forth in Section 6, Section 7 and Section 8 are satisfied or waived (other than (x) Sections 6.3, 7.5, 7.7 and 7.8, and (y) those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions) (the “Reorganization Initiation Date”), New Parent shall pass the resolutions described in Section 1.8(a)(i)(A) above;

(B) As soon as practicable after the date hereof, New Parent shall request the appointment of the German accounting firm by the Commercial Register (referenced in Section 1.8(a)(i)(B) above) and a draft of the determination of the adequacy of the contribution-in-kind shall be delivered by the accounting firm to the Parties prior to the date that is one week prior to the date of the Chardonnay Stockholder Meeting;

(C) New Parent shall cause, on the day of the Effective Time or, if that is not reasonably practicable, on the next Business Day following the day of the Effective Time, the subscription certificate (referenced in Section 1.8(a)(i)(C) above) to be executed by the Contribution Agent;

(D) New Parent shall cause, on the day of the Effective Time or, if that is not reasonably practicable, on the next Business Day following the day of the Effective Time, the execution of the Contribution Agreement (referenced in Section 1.8(a)(i)(D) above);

(E) As soon as practicable after, but in any event no later than on the third (3rd) Business Day after, the execution of the subscription certificate and the Contribution Agreement (referenced in Section 1.8(a)(iii)(C) and (D) above), New Parent shall file the application for registration of the Contribution Agreement and of consummation of the Share Capital Increase with the Commercial Register in order to effect the Share Issuance (as required in Section 1.8(a)(i)(E) and (F) above); and

(iv) New Parent shall cause the Exchange Agent, pursuant to irrevocable instructions, to deliver New Parent ADSs and New Parent ADRs contemplated to be issued pursuant to this Section 1.8(a) out of the Exchange Fund in accordance with Section 1.8(c). The Exchange Fund shall not be used for any other purpose. At the Effective Time, New Parent’s obligation to effect the Share Exchange shall become unconditional, subject only to the completion of the contribution-in-kind by the Contribution Agent described in this Section 1.8(a).

(b) Riesling Undertaking.

Riesling shall cause New Parent, by respective resolutions of general meetings of New Parent, to implement and effect the Share Capital Increase and the Share Issuance. Without limiting the generality of the foregoing, prior to the consummation of the Riesling Share Transfer, Riesling will cause New Parent to hold general meetings to take any resolutions required in connection with the Share Capital Increase and will exercise its voting rights as sole shareholder of New Parent to approve the Share Capital Increase and to take all other steps required to be taken by Riesling as shareholder of New Parent in connection with the Share Capital Increase and the consummation of the Merger and the Share Issuance.

(c) Exchange Procedures.

(i) In furtherance of the Share Exchange, New Parent shall cause the Exchange Agent to mail to each holder of record of a Chardonnay Stock Certificate, as promptly as reasonably practicable (and in any event within two (2) Business Days) after the Effective Time, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Chardonnay Stock Certificates shall pass, only upon delivery of the Chardonnay Stock Certificates (or, in the case of book-entry account arrangements, a customary “agent’s message”) to the Exchange Agent and which shall be in customary form and have such other provisions as New

Parent, Riesling and Chardonnay may reasonably agree) and instructions for use in effecting the surrender of the Chardonnay Stock Certificates in exchange for the Merger Consideration. Upon surrender of a Chardonnay Stock Certificate for cancellation to the Exchange Agent (or an agent’s message), together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto and such other documents as may reasonably be required by the Exchange Agent, the holder of such Chardonnay Stock Certificate shall be entitled to receive promptly in exchange therefor (A) a New Parent ADR representing that number of whole New Parent ADSs that such holder has the right to receive as part of the Merger Consideration and (B) a check for the cash that such holder is entitled to receive in lieu of fractional New Parent ADSs, and the Chardonnay Stock Certificate so surrendered shall forthwith be cancelled. Until such time as a New Parent ADR representing New Parent ADSs is issued to or at the direction of the holder of a surrendered Chardonnay Stock Certificate, such New Parent ADSs, and New Parent Ordinary Shares underlying such New Parent ADSs, shall be deemed not outstanding and shall not be entitled to vote on any matter. Until so surrendered, each outstanding Chardonnay Stock Certificate shall be deemed from and after the Effective Time, for all corporate purposes, to evidence the right to receive upon such surrender the Merger Consideration.

(ii) In the event of a transfer of ownership of Chardonnay Common Stock that is not registered in the transfer records of Chardonnay, a New Parent ADR representing the appropriate number of shares of New Parent ADSs may be issued to a person other than the person in whose name the Chardonnay Stock Certificate so surrendered is registered, if such Chardonnay Stock Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any transfer or other Taxes required by reason of the issuance of New Parent ADSs to a person other than the registered holder of such Chardonnay Stock Certificate or establish to the satisfaction of New Parent that such Tax has been paid or is not applicable.

(d) Distributions With Respect to Unexchanged Shares. No dividends or other distributions declared or made after the Closing with respect to New Parent ADSs, or New Parent Ordinary Shares underlying such New Parent ADSs, with a record date after the Closing will be paid to the holder of any unsurrendered shares of Chardonnay Common Stock with respect to New Parent ADSs issuable upon surrender thereof, and no cash in lieu of fractional New Parent ADSs shall be paid to any such holder, until the holder of record of the Chardonnay Stock Certificate representing such Chardonnay Common Stock shall surrender such Chardonnay Stock Certificate or deliver an affidavit pursuant to Section 1.8(g). Subject to Law, following surrender of any such Chardonnay Stock Certificate or delivery of an affidavit, there shall be paid to the holder of New Parent ADRs representing whole New Parent ADSs issued in exchange therefor, any cash in lieu of fractional New Parent ADSs and any dividends or other distributions with a record date after the Closing theretofore paid with respect to such whole number of New Parent ADSs.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Chardonnay Common Stock for one year after the Effective Time shall be delivered, subject to applicable Law, to New Parent (or, at the election of New Parent, the Exchange Agent or the Chardonnay Trust), upon demand, and any holder of Chardonnay Common Stock who has not theretofore complied with this Section 1.8 shall thereafter look only to New Parent (or the Exchange Agent or the Chardonnay Trust, as applicable) for payment of its claim for Merger Consideration and any dividends or distributions with respect to New Parent ADSs as contemplated by this Section 1.8(e).

(f) Withholding of Tax. New Parent, Surviving Corporation or the Exchange Agent will be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of shares of Chardonnay Common Stock such amounts as New Parent, the Surviving Corporation or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the Code or any provision of federal, state, local or foreign tax Law. To the extent that amounts are so withheld by New Parent, Surviving Corporation or the Exchange Agent, such withheld amounts (i) shall be remitted by New Parent, the Surviving Corporation or the Exchange Agent, as the case may be, to the applicable Governmental Authority and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Chardonnay Common Stock in respect of whom such deduction and withholding were made.

(g) Lost Certificates. If any Chardonnay Stock Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Chardonnay Stock Certificate to be lost, stolen or destroyed, and an indemnification against loss in customary form, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Chardonnay Stock Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

(h) No Liability. To the extent permitted by applicable Law, none of the Exchange Agent, Riesling, New Parent, Merger Sub or the Surviving Corporation shall be liable to a holder of shares of Chardonnay Common Stock for any New Parent ADSs or any amount of cash from the Exchange Fund properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law or retained by New Parent.

(i) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund, on a daily basis, in obligations of the United States of America. Any interest and other income resulting from such investments shall be the property of and shall be paid to New Parent.

1.9 Riesling Share Exchange.

Promptly after the Reorganization Initiation Date, Riesling and, subject to Section 187 para. 1 and para. 2 GSCL, New Parent shall take all actions reasonably necessary to effect the Riesling Share Transfer no later than immediately prior to the Effective Time (at a time when there remain no other conditions to the Closing of the Merger). Riesling and New Parent shall not alter the exchange ratio in the Riesling Share Exchange as specified in the Recitals to this Agreement without the prior written consent of Chardonnay. Prior to the Effective Time, Riesling and New Parent shall not transfer or otherwise encumber, or (except to holders of the capital stock of Riesling pursuant to the Riesling Share Exchange) allow the issuance of, any shares of the capital stock of New Parent other than contemplated in this Agreement.

1.10 Further Action.

At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Surviving Corporation, Merger Sub or Chardonnay, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Surviving Corporation, Merger Sub or Chardonnay, any other actions and things necessary to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

1.11 Smooch Merger Agreement Earnout Assumption.

At the Effective Time, automatically and without further action, New Parent shall assume the obligations of Chardonnay pursuant to Section 1.12 of the Smooch Merger Agreement.

Section 2. REPRESENTATIONS AND WARRANTIES OF NEW PARENT, RIESLING AND MERGER SUB

New Parent, Riesling and Merger Sub joint and severally represent and warrant to Chardonnay as follows, except as set forth in the written disclosure schedule delivered by Riesling to Chardonnay as of the date hereof (the “Riesling Disclosure Schedule”). The Riesling Disclosure Schedule shall be arranged in parts and subparts corresponding to the numbered and lettered Sections and subsections contained in this Section 2. The disclosures in any part or subpart of the Riesling Disclosure Schedule shall qualify other Sections and subsections in this Section 2 only to the extent it is reasonably apparent from the face of the disclosure that such disclosure is applicable to such other Sections and subsections.

2.1 Organization.

(a) Riesling is a limited company, duly organized, validly existing and in good corporate standing (to the extent such concepts are applicable) under the laws of the Federal Republic of Germany. Riesling has all requisite corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. Riesling is duly licensed or qualified to do business and is in corporate good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased, or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified and in corporate good standing would not, either individually or in the aggregate, reasonably be expected to have a Riesling Material Adverse Effect. The articles of association of Riesling (the “Riesling Articles of Association”) and the bylaws (Geschäftsordnungen) of the Riesling Supervisory Board and the Riesling Management Board and any committees of such board (the “Riesling Bylaws”), copies of which have previously been made available to Chardonnay, are true, correct and complete copies of such documents as in effect as of the date hereof and Riesling is not in violation of any provision thereof. Except as set forth on Section 2.1(a) of the Riesling Disclosure Schedule, other than the Riesling Articles of Association and Riesling Bylaws, Riesling is not a party to or bound by or subject to any stockholder agreement or other agreement governing the affairs of Riesling or the relationships, rights and duties of stockholders and is not subject to a stockholder rights plan or similar plan.

(b) New Parent is a European stock corporation (Societas Europaea, SE) with corporate seat in Germany, duly organized, validly existing and in good corporate standing (to the extent such concepts are applicable) under the SE Regulation and the laws of the Federal Republic of Germany as applicable to European stock corporations. New Parent was acquired as a shelf company by Riesling for the purpose of engaging in the Contemplated Transactions. All of the issued and outstanding capital stock of New Parent, which consists of 120,000 New Parent Ordinary Shares, is validly issued, fully paid and non-assessable and are held beneficially and of record by Riesling. Except for obligations and liabilities incurred in connection with its incorporation (which in the aggregate are not material) and the Contemplated Transactions solely as contemplated by this Agreement, New Parent has not, and as of the Closing Date will not have, incurred, directly or indirectly, any obligations or liabilities or engaged in any business of any type or kind whatsoever or entered into any agreements or arrangements with any Person. The New Parent Articles of Association and New Parent Rules of Procedure, copies of which have previously been made available to Chardonnay, are true, correct and complete copies of such documents as in effect as of the date hereof and New Parent is not in violation of any provision thereof.

(c) Merger Sub is a corporation duly incorporated, validly existing and in good corporate standing under the Laws of the State of Delaware. New Parent formed Merger Sub solely for the purpose of engaging in the Contemplated Transactions. All of the issued and outstanding capital stock of Merger Sub, which consists of 100 shares of common stock, $0.0001 par value, is validly issued, fully paid and non-assessable, and is owned, beneficially and of record, by New Parent, free and clear of any claim, lien, Encumbrance, or agreement with respect thereto. Except for obligations and liabilities incurred in connection with its incorporation and the Contemplated Transactions, Merger Sub has not, and as of the Closing Date will not have, incurred, directly or indirectly, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person. The certificate of incorporation and bylaws of Merger Sub, copies of which have previously been made available to Chardonnay, are true, correct and complete copies of such documents as in effect as of the date hereof and Merger Sub is not in violation of any provision thereof.

(d) Section 2.1(d) of the Riesling Disclosure Schedule sets forth a complete and correct list of each Subsidiary of Riesling as of the date of this Agreement. Each of Riesling’s Subsidiaries is a corporation or legal entity, validly existing and, if applicable, in good standing under the Laws of the jurisdiction of its organization, except as would not, either individually or in the aggregate, reasonably be expected to be material and adverse to Riesling. Each of Riesling’s Subsidiaries has all requisite corporate power or other power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted, except as would not, either individually or in the aggregate, reasonably be expected to be material and adverse to Riesling. Each of Riesling’s Subsidiaries is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased, or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified and in good standing would not, either individually or in the aggregate, reasonably be expected to have a Riesling Material Adverse Effect. The organizational documents of each of Riesling’s Subsidiaries (other than Merger Sub), copies of which have previously been made available to Chardonnay, are true, correct and complete copies of such documents as in effect as of the date hereof, and such Subsidiaries of Riesling are not in violation of any provision thereof, except as would not, either individually or in the aggregate, reasonably be expected to be material and adverse to Riesling. None of Riesling’s Subsidiaries is required to file any forms, reports or other documents with the SEC.

2.2 Capitalization.

(a) The registered share capital (Stammkapital) of Riesling under the Riesling Articles of Association as of the date of this Agreement amounts to EUR 53,328 and is divided into 53,328 Riesling Ordinary Shares. No Riesling Ordinary Shares are held in the treasury of Riesling. As of the date hereof, there are 1,170 Riesling Ordinary Shares issuable upon exercise of all outstanding Riesling Stock Options, subject to adjustment on the terms set forth in Riesling Stock Option Plans.

(b) The outstanding Riesling Ordinary Shares have been duly authorized and are validly issued, fully paid and nonassessable, and were not issued in violation in any material respect of the terms of any Riesling Material Contract or understanding binding upon Riesling at the time at which they were issued and were issued in compliance with the Riesling Articles of Association and Riesling Bylaws and in compliance in all material respects with all applicable Laws. All New Parent Ordinary Shares to be issued in connection with the Merger and the other Contemplated Transactions will be, when issued in accordance with the terms hereof, duly authorized, validly issued, and not subject to, or issued in violation of, any preemptive, subscription or any kind of similar rights.

(c) Except for Riesling Stock Options, Riesling does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments, rights agreements, or agreements of any character calling for Riesling to issue, deliver, or sell, or cause to be issued, delivered, or sold any Riesling Ordinary Shares or any other equity security of Riesling or any Subsidiary of Riesling or any securities convertible into, exchangeable for, or representing the right to subscribe for, purchase, or otherwise receive any Riesling Ordinary Shares or any other equity security of Riesling or any Subsidiary of Riesling or obligating Riesling or any such Subsidiary to grant, extend, or enter into any such subscriptions, options, warrants, calls, commitments, rights agreements, or any other similar agreements. There are no registration rights, repurchase or redemption rights, anti-dilutive rights, voting agreements, voting trusts, preemptive rights or restrictions on transfer relating to any capital stock of Riesling. Except as described in Section 2.2(c) of the Riesling Disclosure Schedule, there are no stock-appreciation rights, security-based performance units, phantom stock or other security rights pursuant to which any Person is or may be entitled to receive any payment or other value based on the performance of Riesling or to cause Riesling to register any securities of Parent pursuant to the Securities Act or otherwise. The Riesling Cash Balance as of April 25, 2017 is set forth on Section 2.2(c) of the Riesling Disclosure Schedule and Riesling has not taken any action since such date through the date hereof that would not be permitted pursuant to Section 4.5(b).

(d) Section 2.2(d) of the Riesling Disclosure Schedule sets forth a true, correct and complete list, as of the date hereof, of all issued and outstanding Riesling Ordinary Shares, on a holder-by-holder basis.

(e) Section 2.2(e) of the Riesling Disclosure Schedule sets forth a true, correct and complete list, as of the date hereof, of (i) the name of the holder of each Riesling Stock Option, (ii) the date each Riesling Stock Option was granted, (iii) the number, issuer and type of securities subject to each such Riesling Stock Option, (iv) the expiration date of each such Riesling Stock Option, (v) the vesting schedule of each such Riesling Stock Option, (vi) the price at which each such Riesling Stock Option (or each component thereof, if applicable) may be exercised, and (vii) the number of Riesling Ordinary Shares issuable upon the exercise of such, or upon the conversion of all securities issuable upon the exercise of such, Riesling Stock Options.

(f) Section 2.2(f) of the Riesling Disclosure Schedule lists each Subsidiary of Riesling, other than Merger Sub, as of the date hereof and indicates for each such Subsidiary as of such date (i) the percentage and type of equity securities owned or controlled, directly or indirectly, by Riesling and (ii) the jurisdiction of incorporation or organization. No Subsidiary of Riesling (including Merger Sub) has or is bound by any outstanding subscriptions, options, warrants, calls, commitments, rights agreements, or agreements of any character calling for it to issue, deliver, or sell, or cause to be issued, delivered, or sold any of its equity securities or any securities convertible into, exchangeable for, or representing the right to subscribe for, purchase or otherwise receive any such equity security or obligating such Subsidiary to grant, extend or enter into any such subscriptions, options, warrants, calls, commitments, rights agreements, or other similar agreements. There are no outstanding contractual obligations of any Subsidiary of Riesling to repurchase, redeem, or otherwise acquire any of its capital stock or other equity interests. Except as set forth on Section 2.2(f) of the Riesling Disclosure Schedule, all of the shares of capital stock of each of Riesling’s Subsidiaries (A) have been duly authorized and are validly issued, fully paid (to the extent required under the applicable governing documents) and nonassessable, (B) are owned by Riesling free and clear of any claim, lien, Encumbrance (other than Permitted Encumbrances), or agreement with respect thereto, (C) were not issued in violation in any material respect of the terms of any Riesling Material Contract at the time at which they were issued and (D) were issued in compliance with the applicable governing documents and all applicable Laws.

2.3 Authority.

(a) Each of New Parent, Riesling and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and, on the Closing Date, will have all requisite corporate power and authority to consummate the Merger and the other Contemplated Transactions and to perform its obligations hereunder. The execution, delivery and performance of this Agreement by New Parent, Riesling and Merger Sub and the consummation by New Parent, Riesling and Merger Sub of the Merger and the Contemplated Transactions have been duly and validly authorized by all necessary action by the New Parent Board, each of the Riesling Supervisory Board and the Riesling Management Boards and the board of directors of Merger Sub, and no other proceedings by or on the part of New Parent, Riesling or Merger Sub are necessary to authorize this Agreement, to perform its obligations hereunder, or to consummate the transactions contemplated hereby (other than (i) the resolutions of the shareholders’ meeting of New Parent and the New Parent Board, respectively, and the other steps described in Section 1.6 and Section 1.8 necessary with regard to the appointment of the directors and managing directors in Section 1.5(b), the Riesling Share Exchange, the Riesling Share Transfer, the Share Capital Increase, the Share Issuance and the listing of the New Parent ADSs on the NYSE MKT and any other transactions contemplated by the Support Agreement, (ii) the approval of the adoption of this Agreement by New Parent as the sole stockholder of Merger Sub (to be provided within one (1) Business Day of the date hereof pursuant to Section 4.8) and (iii) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL).

(b) This Agreement has been duly and validly executed and delivered by each of New Parent, Riesling and Merger Sub and (assuming due authorization, execution and delivery by Chardonnay) constitutes the legal, valid and binding obligations of each of New Parent, Riesling and Merger Sub, enforceable against New Parent, Riesling and Merger Sub in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, and other similar Laws relating to creditors’ rights and general principles of equity (including, without limitation, the principles set forth in Section 187 para. 1 and 2 GSCL).

2.4 Non-Contravention; Consents.

(a) The execution and delivery of this Agreement by New Parent, Riesling and Merger Sub does not, and the consummation by New Parent, Riesling and Merger Sub of the Merger and the Contemplated Transactions will not, (i) conflict with, or result in any violation or breach of, any provision of the New Parent Articles of Association, New Parent Rules of Procedure, Riesling Articles of Association, Riesling Bylaws or of the charter, bylaws, or other organizational document of any Subsidiary of Riesling, (ii) except as set forth in Section 2.4(a) of the Riesling Disclosure Schedule, conflict with, or result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, require a consent or waiver under, constitute a change in control under, require the payment of a penalty under or result in the imposition of any Encumbrance on Riesling’s or any of its Subsidiaries’ assets under, any of the terms, conditions or provisions of any Riesling Material Contract or other agreement, instrument or obligation to which Riesling or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound, or (iii) subject to the covenants, approvals and authorizations specified in clauses (i) through (vii) of Section 2.4(b), conflict with or violate any Law applicable to Riesling or any of its Subsidiaries or any of its or their properties or assets, except in the case of clauses (ii) and (iii) of this Section 2.4(a) for any such conflicts, violations, breaches, rights of termination, Encumbrances, penalties, defaults, terminations, cancellations, accelerations or losses that, individually and in the aggregate, have not had, and would not reasonably be expected to result in, a Riesling Material Adverse Effect.

(b) No consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with, any Governmental Authority is required by or with respect to New Parent or Riesling or any of its Subsidiaries in connection with the execution and delivery of this Agreement by New Parent or Riesling or will be required for the consummation by New Parent or Riesling of the Contemplated Transactions, except for (i) the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder, (ii) the applicable requirements of the GSCL including, without limitation, the registration of the capital increase and its consummation with the Commercial Register for the Share Capital Increase, (iii) the listing of the New Parent ADRs with the NYSE MKT, (iv) the applicable requirements of state securities and “blue sky” Laws, (v) the filing of the Certificate of Merger with the Delaware Secretary of State, (vi) any filings required to be made with the SEC in connection with this Agreement and the Contemplated Transactions, and (vii) such other consents, licenses, permits, orders, authorizations, filings, approvals and registrations which, if not obtained or made, have not had, and would not reasonably be expected to result in, individually or in the aggregate, a Riesling Material Adverse Effect.

2.5 Financial Statements.

(a) Section 2.5(a) of the Riesling Disclosure Schedule includes true and complete copies of the financial statements (Jahresabschlüsse) of each of Riesling and Samadhi for the fiscal years ended on December 31, 2015 and December 31, 2016, consisting of balance sheets, profit and loss accounts and notes (the “Riesling Financial Statements”). Each of the Riesling Financial Statements (a) was prepared in accordance with (i) the requirements of the German Commercial Code and German GAAP, with respect to Riesling and (ii) French GAAP, with respect to Samadhi, each as applied on a consistent basis throughout the periods involved, except as may otherwise be indicated in the notes thereto, and in accordance with the books and records of Riesling, and (b) fairly presents, in all material respects, the financial position of Riesling and its Subsidiaries as at the dates indicated and the results of its operations for the periods indicated therein. The balance sheets of Riesling and Samadhi as of December 31, 2016 included in the Riesling Financial Statements are hereinafter referred to as the “Riesling Balance Sheets.”

(b) Riesling maintains a standard system of accounting established and administered in accordance with applicable Law and (i) German GAAP, with respect to Riesling and (ii) French GAAP, with respect to Samadhi, each being effective to provide reasonable assurances regarding the reliability of financial reports.

(c) None of Riesling, its Subsidiaries or, to the Knowledge of Riesling, any director, officer, employee, or internal or external auditor of Riesling and its Subsidiaries has received or otherwise had or obtained actual knowledge of any substantive material complaint, allegation, assertion or claim, whether written or oral, that any of Riesling or its Subsidiaries has engaged in questionable accounting or auditing practices.

(d) During the periods covered by Riesling Financial Statements, there have been no: (i) changes in the internal control over financial reporting of Riesling and its Subsidiaries that have materially affected, or are reasonably likely to materially affect, Riesling’s and its Subsidiaries’ internal control over financial reporting; (ii) significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting reported to the Riesling Management Board and the external auditors of Riesling and its Subsidiaries; or (iii) instances of fraud, whether or not material, involving the management of

Riesling or its Subsidiaries or other employees of Riesling or its Subsidiaries who have a significant role in the internal control over financial reporting of Riesling or its Subsidiaries.

2.6 Absence of Undisclosed Liabilities.

Neither Riesling nor any Subsidiary of Riesling has any liability, Indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or other (whether or not required to be reflected in financial statements) (each, a “Liability”), except for: (a) Liabilities identified as such in the “liabilities” column of the Riesling Balance Sheets; (b) normal and recurring current Liabilities that have been incurred by Riesling or its Subsidiaries since the date of Riesling Balance Sheets in the Ordinary Course of Business; (c) Liabilities for performance of obligations of Riesling or any Subsidiary of Riesling under Contracts (other than for breach thereof); (d) Liabilities described in Section 2.6 of the Riesling Disclosure Schedule; (e) Liabilities incurred in connection with the Contemplated Transactions; and (f) Liabilities that would not, individually or in the aggregate, have, or reasonably be expected to have, a Riesling Material Adverse Effect.

2.7 Absence of Changes.

Since the date of the Riesling Balance Sheet and on or before the date hereof, Riesling and its Subsidiaries have conducted their respective businesses in all material respects in the Ordinary Course of Business consistent with their past practices. Since the date of the Riesling Balance Sheets and on or before the date hereof:

(a) there has not been any change, condition, development, effect, event, occurrence, result or state of facts that, individually or in the aggregate, has had, or would reasonably be expected to have, a Riesling Material Adverse Effect;

(b) there has been no split, combination or reclassification of any of the outstanding shares of the capital stock of Riesling, and Riesling has not declared or paid any dividends on or made any other distributions (in either case, in stock or property) on or in respect of the outstanding shares of the capital stock of Riesling;

(c) except as set forth on Section 2.7(c) of the Riesling Disclosure Schedule, none of Riesling or its Subsidiaries has allotted, reserved, set aside or issued, authorized or proposed the allotment, reservation, setting aside or issuance of, or purchased or redeemed or proposed the purchase or redemption of, any shares in its capital stock or any class of securities convertible or exchangeable into, or rights, warrants or options to acquire, any such shares or other convertible or exchangeable securities;

(d) except as required as a result of a change in applicable Laws or (i) German GAAP, with respect to Riesling or (ii) French GAAP, with respect to Samadhi, there has not been any material change in any method of accounting or accounting practice by Riesling or its Subsidiaries;

(e) except as set forth in Section 2.7(e) of the Riesling Disclosure Schedule, there has not been any: (i) grant of any severance or termination pay to any employee of Riesling or its Subsidiaries, except in the Ordinary Course of Business; (ii) entry into any employment, deferred compensation, severance or other similar plan or agreement (or any amendment to any such existing agreement) with any new or current employee of Riesling or its Subsidiaries, except in the Ordinary Course of Business; (iii) change in the compensation, bonus or other benefits payable or to become payable to its directors or officers, except as required by any pre-existing plan or arrangement; or (iv) termination of any of the officers or key employees of any of Riesling or any of its Subsidiaries; and

(f) there has not been any agreement by Riesling to do any of the foregoing.

2.8 Title to Assets.

Except as disclosed in Section 2.8 of the Riesling Disclosure Schedule or as would not reasonably be expected to have, individually or in the aggregate, a Riesling Material Adverse Effect, Riesling and its Subsidiaries are in possession of and have good title to, or valid leasehold interests in or valid rights under contract to use, the machinery, equipment, furniture, fixtures and other tangible personal property and assets owned, leased or used by them, free and clear of all Encumbrances other than Permitted Encumbrances (no representation or warranty is made under this Section 2.8 with respect to any real property, intellectual property or intellectual property rights).

2.9 Real Properties.

(a) With respect to each Riesling Lease, except as would not, individually or in the aggregate, have or reasonably be expected to have a Riesling Material Adverse Effect:

(i) the Riesling Leases and Riesling Ancillary Lease Documents are valid, binding and, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws relating to creditors’ rights and general principles of equity, enforceable and in full force and effect and have not been modified or amended, and Riesling or a Subsidiary of Riesling, as applicable, holds a valid and existing leasehold interest under such Riesling Leases free and clear of any Encumbrances except Permitted Encumbrances;

(ii) none of Riesling or its Subsidiaries, nor, to the Knowledge of Riesling, any other party to any of the Riesling Leases or Riesling Ancillary Lease Documents is in breach or default, and, to the Knowledge of Riesling, no event has occurred which, with notice or lapse of time, would constitute such a breach or default or permit termination, modification or acceleration under the Riesling Leases or any Riesling Ancillary Lease Documents; and

(iii) none of Riesling or its Subsidiaries has assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any of its rights and interest in the leasehold or subleasehold under any of the Riesling Leases or any Riesling Ancillary Lease Documents.

(b) The Riesling Leased Real Property constitutes all of the material real property used or occupied by Riesling and its Subsidiaries in connection with the conduct of Riesling Business.

(c) None of Riesling or its Subsidiaries has any fee title (or equivalent) in any real property, nor is any of Riesling or its Subsidiaries a party to or bound by or subject to any agreement, contract or commitment, or any option to purchase, any real or immovable property.

2.10 Intellectual Property.

(a) Section 2.10(a) of the Riesling Disclosure Schedule contains a complete and accurate list of all (i) Patents owned by Riesling or any of its Subsidiaries or used or held for use by Riesling or any of its Subsidiaries in the Riesling Business (“Riesling Patents”), (ii) registered and material unregistered Marks owned by Riesling or any of its Subsidiaries or used or held for use by Riesling or any of its Subsidiaries in the Riesling Business (“Riesling Marks”) and (iii) registered and material unregistered Copyrights owned by Riesling or any of its Subsidiaries (including any material software developed by employees of Riesling or any of its Subsidiaries) or used or held for use by Riesling or any of its Subsidiaries in the Riesling Business (“Riesling Copyrights”).

(b) Except as set forth in Section 2.10(b) of the Riesling Disclosure Schedule, with respect to the Riesling Intellectual Property (i) purported to be owned by Riesling or any of its Subsidiaries, (A) Riesling or one of its Subsidiaries exclusively owns such Riesling Intellectual Property, or if full ownership of title is not possible under applicable law, owns all economic rights to the relevant Riesling Intellectual Property, and (B) any Riesling License-Out under such Riesling Intellectual Property is non-exclusive and has been granted in the Ordinary Course of Business and (ii) licensed to Riesling or any of its Subsidiaries by a third party (other than commercial off the shelf software or materials transfer agreements), such Riesling Intellectual Property are the subject of a written license or other agreement and neither Riesling nor its Subsidiaries are in any material breach thereof; in the case of the foregoing clauses (i) and (ii) above, free and clear of all Encumbrances, other than Encumbrances resulting from the express terms of a Riesling License-In or Riesling License-Out or Permitted Encumbrances granted by Riesling or one of its Subsidiaries.

(c) Except as set forth in Section 2.10(c) of the Riesling Disclosure Schedule, all material Riesling Intellectual Property, including Internet domain names, owned by Riesling or any of its Subsidiaries that have been issued by, or registered with, or are the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office, the U.S. Copyright Office or any similar office or agency anywhere in the world are in material compliance as of the date hereof with formal legal requirements (including, as applicable, payment of filing, examination and maintenance fees, timely filing of inventor declarations, proofs of working or use, timely post-registration filing of affidavits of use and renewal applications and fees), and, to the Knowledge of Riesling, all material Riesling Patents, Riesling Marks and Riesling Copyrights that are owned by Riesling or any of its Subsidiaries are valid and enforceable.

(d) Except as set forth on Section 2.10(d) of the Riesling Disclosure Schedule, to the Knowledge of Riesling, the Riesling Intellectual Property constitutes all of the material Intellectual Property necessary to conduct the Riesling Business as it is conducted as of the date hereof.

(e) To the Knowledge of Riesling, Riesling is in possession of all material source code relating to any of the software in Riesling Copyrights. Riesling and its Subsidiaries have taken reasonable precautionary measures to protect their Copyrights and Trade Secrets embodied in such source code. The software owned by Riesling and its Subsidiaries that is material to the Riesling Business is free from any material defect or bug, or material programming, design or documentation error and does not constitute or contain any material contaminants.

(f) Except as set forth in Section 2.10(f) of the Riesling Disclosure Schedule, to the Knowledge of Riesling, Riesling or its Subsidiaries did not perform any act that would require the Riesling Copyrights integrated in any Riesling Products or any part thereof or any derivative work thereof to be licensed under Open License Terms. Such actions include, but are not limited to, integrating any Open Source Software into any Riesling Copyright which is integrated into a Riesling Product.

(g) Except as set forth in Section 2.10(g) of the Riesling Disclosure Schedule, there are no pending or, to the Knowledge of Riesling, threatened claims against Riesling or any of its Subsidiaries or any of their employees alleging that any of the operation of Riesling Business or any activity by Riesling or its Subsidiaries, or the manufacture, sale, offer for sale, importation, and/or use of any Riesling Product infringes or violates the rights of others in or to any Intellectual Property (“Third Party Intellectual Property”) or constitutes a misappropriation of any subject matter of any Third Party Intellectual Property or that any Riesling Intellectual Property is invalid or unenforceable.

(h) Except as set forth in Section 2.10(h) of the Riesling Disclosure Schedule, to the Knowledge of Riesling in each case: neither the operation of the Riesling Business, nor any activity by Riesling or any of its Subsidiaries, nor the manufacture, use, importation, offer for sale and/or sale of any Riesling Product infringes or violates any Third Party Intellectual Property or constitutes a misappropriation of any subject matter of any Third Party Intellectual Property.

(i) Except as set forth in Section 2.10(i) of the Riesling Disclosure Schedule, no current or former employee or contractor has any right to further material remuneration or compensation with respect to any Riesling Intellectual Property owned by Riesling or its Subsidiaries.

(j) All former and current employees, consultants and contractors of Riesling or any of its Subsidiaries involved in the creation of Riesling Products have executed written instruments with Riesling or one or more of its Subsidiaries that assign to Riesling or its Subsidiaries, all rights, title and interest in and to (or, should such an assignment not be possible under applicable law, all economic rights in and to) any and all (i) writings and other works of authorship (including any software), and information relating to the Riesling Business or any of the Riesling Products and (ii) Intellectual Property relating thereto; in each case to the extent necessary to secure rights in a Riesling Copyright held by Riesling or any of its Subsidiaries by assignment, the assignment has been duly recorded with the U.S. Copyright Office and all similar offices and agencies anywhere in the world in which foreign counterparts are registered or issued.

(k) Except as set forth in Section 2.10(k) of the Riesling Disclosure Schedule, to the Knowledge of Riesling in each case, since July 1, 2014: (i) there is no, nor has there been any, infringement or violation by any person or entity of any material Riesling Intellectual Property or the rights of Riesling or any of its Subsidiaries therein or thereto and (ii) there is no, nor has there been any, misappropriation by any person or entity of any material Riesling Intellectual Property or the subject matter thereof.

(l) Except as set forth in Section 2.10(l) of the Riesling Disclosure Schedule, no material Riesling Intellectual Property owned by Riesling is subject to any outstanding Order restricting or limiting in any material respect the use or licensing thereof by Riesling or any of its Subsidiaries, nor is any Legal Proceeding pending or, to the Knowledge of Riesling, threatened that challenges Riesling’s or any of its Subsidiaries’ rights in, or the validity of, any Riesling Intellectual Property owned by Riesling, except where any Order or pending or threatened Legal Proceeding has not been and would not be or reasonably be expected to be, individually or in the aggregate, a Riesling Material Adverse Effect.

(m) Riesling and each of its Subsidiaries has taken reasonable security measures to protect the secrecy, confidentiality and value of all material Trade Secrets owned by Riesling or any of its Subsidiaries or used or held for use by Riesling or any of its Subsidiaries in the Riesling Business (the “Riesling Trade Secrets”), including requiring each employee of Riesling and its Subsidiaries with access to Riesling Trade Secrets, each consultant of Riesling and its Subsidiaries with access to Riesling Trade Secrets, and any other person with access to Riesling Trade Secrets to execute a binding confidentiality agreement, copies or forms of which have been provided to Chardonnay and, to the Knowledge of Riesling, there has not been any breach by any party to such confidentiality agreements.

2.11 Material Contracts.

Each of the Riesling Material Contracts is a valid and binding obligation of Riesling, and/or any Subsidiary of Riesling that is a party thereto, and, to the Knowledge of Riesling, the other parties thereto, enforceable against Riesling and any such Subsidiary and, to the Knowledge of Riesling, the other parties thereto in accordance with its terms, subject to Laws of general application relating to bankruptcy, insolvency and the relief of debtors. Except as set forth on Section 2.11 of the Riesling Disclosure Schedule, none of Riesling or any of its Subsidiaries, and to the Knowledge of Riesling, no other party, breached, violated or defaulted under, or received notice that it has breached, violated or defaulted under, any of the provisions, terms or conditions of any Riesling Material Contract, except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Riesling Material Adverse Effect. Riesling has delivered or made available to Chardonnay accurate and complete copies of all Riesling Material Contracts, including all amendments thereto.

2.12 Compliance with Laws; Permits.

(a) Except as set forth in Section 2.12(a) of the Riesling Disclosure Schedule, (i) each of Riesling and each of its Subsidiaries is, and has at all times since July 1, 2014 been, in compliance with all Laws or Orders, except where any such failure to be in compliance has not had, and would not reasonably be expected to have, individually or in the aggregate, a Riesling Material Adverse Effect, (ii) neither Riesling nor any of its Subsidiaries uses or supports the use of fake profiles or similar misleading activities to generate higher user numbers, and none of the software used in Riesling Business (x) sends information of a user to another person without the user’s consent, (y) records a user’s actions without the user’s knowledge, or (z) employs a user’s Internet connection without the user’s knowledge to gather or transmit information regarding the user or the user’s behavior and (iii) no investigation or review by any Governmental Authority with respect to Riesling or any of its Subsidiaries has been closed in the past three (3) years or is pending or, to the Knowledge of Riesling, threatened, nor has any Governmental Authority indicated an intention to conduct the same which, in each case, would reasonably be expected to have a material and adverse impact on Riesling or any of its Subsidiaries.

(b) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Riesling Material Adverse Effect, each of Riesling and its Subsidiaries hold all permits, licenses, variances, registrations, exemptions, Orders, consents and approvals from any Governmental Authority necessary for the lawful operating of the businesses of Riesling and each of its Subsidiaries as conducted as of the date hereof (the “Riesling Permits”). Since July 1, 2014, there has not occurred any violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination, amendment or cancellation of, with or without notice or lapse of time or both, any Riesling Permit except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Riesling Material Adverse Effect. Each of Riesling and each of its Subsidiaries is, and has at all times since July 1, 2014 been, in compliance in all material respects with the terms of all Riesling Permits, and no event has occurred that, to the Knowledge of Riesling, would reasonably be expected to result in the revocation, cancellation, non-renewal or adverse modification of any Riesling Permit, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Riesling Material Adverse Effect.

2.13 Taxes.

(a) Each of Riesling and its Subsidiaries has filed all material Tax Returns that it was required to file under applicable Law. Each such Tax Return was true, correct and complete in all material respects, and all Taxes shown to be due on any such Tax Return have been paid.

(b) Each of Riesling and its Subsidiaries has withheld and paid to the appropriate Governmental Authority if and when due all material Taxes required to be withheld and paid.

(c) The aggregate amount of all unpaid Taxes of each of Riesling and its Subsidiaries (i) relating to any taxable period or portion thereof ending on or before

December 31, 2016 does not materially exceed the aggregate amount of all Tax liabilities and Tax accruals and provisions (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Riesling Balance Sheets (rather than in any notes thereto) and (ii) relating to any taxable period or portion thereof ending on or before the Closing Date will not materially exceed that aggregate amount of all Tax liabilities and Tax accruals and provisions as adjusted for operations and transactions through the Closing Date in accordance with the past custom and practice of Riesling and its Subsidiaries in filing their Tax Returns.

(d) Section 2.13(d) of the Riesling Disclosure Schedule lists all Tax Returns of Riesling and any of its Subsidiaries that are, as of the date hereof and to the Knowledge of Riesling, the subject of an ongoing tax audit (steuerliche Außenprüfung). Except as set forth in Section 2.13(d) of the Riesling Disclosure Schedule, neither Riesling nor any of its Subsidiaries has waived any statutes of limitations with respect to a Tax assessment or deficiency, which period has not yet expired (other than pursuant to extensions of time to file Tax Returns obtained in the Ordinary Course of Business).

(e) Other than Permitted Encumbrances, there are no liens for Taxes upon any of the assets of Riesling or any of its Subsidiaries.

(f) None of Riesling or any of its Subsidiaries was or is bound by any profit and loss pooling agreement (Ergebnisabführungsvertrag) and none of Riesling or any of its Subsidiaries is party to or has any obligation under any Tax sharing agreement or any Tax indemnity or other Tax allocation agreement or arrangement (other than any such agreement, the primary purpose of which does not relate to Taxes).

(g) None of Riesling or any of its Subsidiaries (A) is or has ever been a member of a group of corporations that files or has filed (or has been required to file) consolidated, combined, or unitary Tax Returns (including for German tax purposes any fiscal group (Organschaft)) or (B) has any liability for the Taxes of any Person (other than Riesling or any of its Subsidiaries) as a transferee or successor or under sec. 71, 73 through 75 of the German General Tax Act (Abgabenordnung – AO) or sec. 13c of the German Value Added Tax Act (Umsatzsteuergesetz – UStG) or under Treasury Regulations Section 1.1502-6 (or any similar provisions of German or non-German federal, state, municipal or local Law).

(h) Riesling and each of its Subsidiaries is in material compliance with the terms and conditions of any applicable Tax exemptions or Tax agreements of any government to which it may be subject or which it may have claimed relating to a material amount of Tax, and the transactions contemplated by this Agreement will not have any adverse effect on such compliance.

(i) To the Knowledge of Riesling, none of Riesling or any of its Subsidiaries has participated in a listed transaction within the meaning of Treasury Regulations Section 1.6011-4.

(j) As of the date of this Agreement, within the last three (3) years, no written claim has been made by any Taxing Authority that Riesling or any of its Subsidiaries is or may be subject to Tax or required to file a Tax Return in a jurisdiction where it does not file Tax Returns, which could reasonably be expected to have, individually or in the aggregate, a Riesling Material Adverse Effect.

(k) Riesling does not know of any reason why the Tax Representation Letters of Riesling and New Parent cannot be delivered to Morrison & Foerster LLP, counsel to Chardonnay, for purposes of its Tax Opinion.

2.14 Employee Benefit Programs.

(a) Section 2.14(a) of the Riesling Disclosure Schedule sets forth a list of every Employee Program maintained by Riesling or its Subsidiaries. As of the Effective Time, Riesling and Riesling’s Subsidiaries have made no pension commitments to employees, former employees or third parties, and have not established an agreement, arrangement, custom or practice in their operations (not including contributions, payments and benefits under mandatory Law) that would result in any obligation to make payments for pensions or similar benefits, including any early retirement plan, for the benefit of any employee. To the Effective Time, Riesling has adjusted their pension commitments, regularly, if and to the extent required by Section 16 of the German Pensions Act (Betriebsrentengesetz) and no backlog adjustments (nachholende Anpassungen) need to be made for periods prior to the Effective Time.

(b) Except as set forth in Section 2.14(b) of the Riesling Disclosure Schedule, (i) neither Riesling nor any Subsidiary of Riesling knows, nor should any of them reasonably know, of any material failure of any party to comply with any Laws applicable with respect to any Riesling Employee Program, (ii) except as would not, individually or in the aggregate, have a Riesling Material Adverse Effect, with respect to any Riesling Employee Program, there has been no failure to comply with any provision of applicable Laws, or any agreement, (iii) no litigation or governmental administrative proceeding (or investigation) or other proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of Riesling, threatened with respect to any such Riesling Employee Program and (iv) all payments and/or contributions required to have been made (under the provisions of any agreements or other governing documents or applicable Laws) with respect to all Riesling Employee Programs, for all periods prior to the Closing Date, either have been made or have been accrued.

(c) Full payments have been made of all amounts that are required under the terms of each Riesling Employee Program to be paid as contributions with respect to all periods prior to the Effective Time.

(d) Except as set forth on Section 2.14(d) of the Riesling Disclosure Schedule, neither Riesling nor any of its Subsidiaries is a party to any written (i) agreement with any current or former stockholder, director, employee or consultant of Riesling or any of its Subsidiaries (A) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving Riesling or any of its Subsidiaries of the nature of any of the Contemplated Transactions, (B) providing any guaranteed period of employment or compensation guarantee, or (C) providing severance benefits after the termination of employment or service of such director, employee or consultant; or (ii) agreement or plan binding Riesling or any of its Subsidiaries, including any stock option plan, stock appreciation right plan, restricted stock plan, stock purchase plan, or severance benefit plan, any of the benefits of which shall be increased, or the vesting of the benefits of which shall be accelerated, by the occurrence of any of the Contemplated Transactions or the value of any of the benefits of which shall be calculated on the basis of any of the Contemplated Transactions. There is no contract, agreement, plan or arrangement covering any individual that, by itself or collectively, would give rise to any parachute payment subject to Section 280G of the Code, nor has Riesling made any such payment, and the consummation of the transactions contemplated herein shall not obligate Riesling or any other entity to make any parachute payment that would be subject to Section 280G of the Code.

(e) No stock option granted under any Riesling Stock Option Plan, if subject to Section 409A of the Code, has an exercise price that was less than the fair market value of the underlying stock as of the date the option was granted, or has any feature for the deferral of compensation to any extent, such that such exercise price or deferral feature would cause a violation of Section 409A of the Code.

(f) For purposes of this Section 2.14 an entity “maintains” an Employee Program if such entity sponsors, contributes to, or provides benefits under or through such Employee Program, or has any obligation (by agreement or under applicable Laws) to contribute to or provide benefits under or through such Employee Program, or if such Employee Program provides benefits to or otherwise covers employees of such entity (or their spouses, dependents, or beneficiaries).

2.15 Labor and Employment Matters.

(a) Riesling has made available to Chardonnay, on a confidential basis, as of the Effective Time, the following information: the personnel number, position held, date of commencement of continuous service, notice period, current annual base salary and target variable compensation for the current fiscal year, for each of Riesling’s and any of its Subsidiaries’ employees (not including managing directors), being entitled to a fixed gross annual remuneration of more than in total EUR 100,000.00 (the “Key Employees”). There is no outstanding obligation to increase the remuneration of any Key Employee or change any other terms of employment of any Key Employee, except as set out in Section 2.15(a) of the Riesling Disclosure Schedule. No notice of termination of a Key Employee has been given and to Riesling’s and any of its Subsidiaries’ knowledge, no Key Employee has expressed the intention to terminate his or her employment.

(b) Except as set forth in Section 2.15(b) of the Riesling Disclosure Schedule, none of Riesling or any of its Subsidiaries is a party to, or otherwise bound by, any collective bargaining agreement (Tarifvereinbarungen), contract, or other written agreement with a labor union or labor organization. To the Knowledge of Riesling, neither Riesling nor any of its Subsidiaries is subject to any charge, demand, petition, organizational campaign, or representation proceeding seeking to compel, require, or demand it to bargain with any labor union or labor organization nor is there pending or threatened any labor strike or lockout involving Riesling or any of its Subsidiaries.

(c) Except as set forth in Section 2.15(c) of the Riesling Disclosure Schedule, shop agreements (Betriebsvereinbarungen) do not apply to the employees of Riesling and any of its Subsidiaries.

(d) Except as would not, individually or in the aggregate, have or be reasonably expected to have a Riesling Material Adverse Effect:

(i) Riesling and its Subsidiaries are, and have at all times since September 30, 2016 been, in compliance in all material respects with all applicable Laws respecting labor, employment, fair employment practices, work safety and health, terms and conditions of employment, wages and hours;

(ii) neither Riesling nor any of its Subsidiaries is delinquent in any payments to any employee or to any independent contractors, consultants, temporary employees, leased employees or other servants or agents employed or used with respect to the operation of the Riesling Business and classified by Riesling or any of its Subsidiaries as other than an employee or compensated other than through wages paid by Riesling or any of its Subsidiaries through its respective payroll department (“Riesling Contingent Workers”), for any wages, salaries, commissions, bonuses, fees or other direct compensation due with respect to any services performed for it to the date hereof or amounts required to be reimbursed to such employees or Riesling Contingent Workers;

(iii) except as set forth in Section 2.15(d) of the Riesling Disclosure Schedule, neither Riesling nor any of its Subsidiaries is, or within the last three (3) years has been, subject to any order, decree, injunction or judgment by any Governmental Authority or private settlement contract in respect of any labor or employment matters; and

(iv) there is no contractual obligation with respect to any employee of Riesling or any of its Subsidiaries providing for right of notice of termination of employment or the right to receive severance payments or similar benefits upon the termination of employment by Riesling or any of its Subsidiaries.

(e) Riesling has made available to Chardonnay, on a confidential basis, a true and complete list of all of the consultants, advisors, freelancers and independent contractors of Riesling and its Subsidiaries, setting forth their names, the nature of the services provided, the length of their engagement and the compensation they have received in the year 2016 and expect to receive in 2017, except consultants and other freelancers who have earned in 2016 and are expected to earn in 2017 less than EUR 100,000 gross.

2.16 Environmental Matters.

Except as would not, individually or in the aggregate, have or be reasonably expected to have a Riesling Material Adverse Effect:

(a) Riesling and its Subsidiaries are, and have at all times been, in compliance with all Environmental Laws applicable to their operations and use of Riesling Leased Real Property; and

(b) none of Riesling or any of its Subsidiaries has generated, transported, treated, stored, or disposed of any Hazardous Material, except in compliance with all applicable Environmental Laws, and there has been no Release or threat of Release of any Hazardous Material by Riesling or its Subsidiaries at or on Riesling Leased Real Property that requires reporting, investigation or remediation by Riesling or its Subsidiaries pursuant to any Environmental Law.

2.17 Insurance.

Each material insurance policy and material self-insurance program or arrangement related to the business, assets, liabilities and operations of Riesling or any of its Subsidiaries is in full force and effect and Riesling and each of its Subsidiaries are, and have at all times since July 1, 2014 been, in compliance in all material respects with the terms thereof. All information provided to insurance carriers (in applications and otherwise) on behalf of Riesling and each of its Subsidiaries was, as of the date of such provision, accurate and complete in all material respects. Riesling and each of its Subsidiaries have provided timely written notice to the appropriate insurance carrier(s) of each material Legal Proceeding pending or threatened in writing against Riesling or any Subsidiary of Riesling, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Riesling or any Subsidiary of Riesling of its intent to do so.

2.18 Records.

The current commercial register excerpt (aktueller Handelsregisterauszug) of Riesling is complete and accurate in all material respects. There are no material resolutions in force that have to be registered with the commercial register under applicable statutory provisions but have not yet been so registered; in particular, there are no pending material registrations with the commercial register.

2.19 Government Programs.

Except with respect to any Taxes or as set forth in Section 2.19 of the Riesling Disclosure Schedule, no material agreements, loans, funding arrangements or assistance programs are outstanding in favor of Riesling or any of its Subsidiaries from any Governmental Authority, and, to the Knowledge of Riesling, no basis exists for any Governmental Authority to seek payment or repayment from Riesling or any of its Subsidiaries of any material amount or benefit received, or to seek performance of any material obligation of Riesling or any of its Subsidiaries, under any such program.

2.20 Transactions with Affiliates.

Section 2.20 of the Riesling Disclosure Schedule describes any material transactions (other than arising under or in connection with any Riesling Employee Program, stock option plan, employment related Contracts and confidentiality Contracts or other Contracts incident to such Person’s employment with Riesling or any of its Subsidiaries), since July 1, 2014, between, on the one hand, Riesling or any of its Subsidiaries and, on the other hand, any (a) executive officer or director of Riesling or any of its Subsidiaries or any of such executive officer’s or director’s immediate family members, (b) owner of more than five percent (5%) of the voting power of the outstanding capital stock of Riesling or (c) to the Knowledge of Riesling, any “related person” (within the meaning of Section 15 of the German General Tax Code (Abgabenordnung – AO)) of any such officer, director or owner (other than Riesling or its Subsidiaries). Except as disclosed in Section 2.20 of the Riesling Disclosure Schedule, no director, officer or Affiliate of Riesling or any of its Subsidiaries has or has had, directly or indirectly (other than arising under or in connection with any Riesling Employee Program, stock option plan, employment related Contracts and confidentiality Contracts or other Contracts incident to such Person’s employment with Riesling or any of its Subsidiaries), (i) a beneficial interest in any Riesling Material Contract; (ii) any contractual or other arrangement with Riesling or any of its Subsidiaries or (iii) has an ownership or leasehold interest in any property (whether real, personal, tangible or intangible) used in, held by or required for the operation of Riesling as presently conducted.

2.21 Legal Proceedings; Orders.

(a) Except as set forth in Section 2.21(a) of the Riesling Disclosure Schedule, as of the date hereof, there is not pending any Legal Proceeding, and no Person has threatened in writing to commence any Legal Proceeding: (i) that would require a potential payment by Riesling (in excess of amounts covered by insurance) of an amount equal to EUR 100,000 and involves Riesling or any Subsidiary of Riesling, any director or officer of Riesling (in his or her capacity as such) or any of the material assets owned or used by Riesling and/or any Subsidiary; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other Contemplated Transactions.

(b) Except as set forth in Section 2.21(b) of the Riesling Disclosure Schedule, there is no Order to which Riesling or any Subsidiary of Riesling, or any of the material assets owned or used by Riesling or any Subsidiary of Riesling, is subject. To the Knowledge of Riesling, no officer or other key employee of Riesling or any Subsidiary of Riesling is subject to any Order that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice, in any material respect, relating to Riesling Business or to any material assets owned or used by Riesling or any Subsidiary of Riesling.

2.22 Illegal Payments.

None of Riesling or any of its Subsidiaries (including any of its respective officers or directors) has taken or failed to take any action which would cause it to be in violation in any material respect of the Foreign Corrupt Practices Act of 1977, the U.K. Anti-Bribery Act of 2010, or any similar anti-bribery or anti-corruption Law of any similar Law of any other jurisdiction, in each case as amended, or any rules or regulations thereunder. None of Riesling or any of its Subsidiaries or, to the Knowledge of Riesling, any third party acting on behalf of Riesling or any of its Subsidiaries, has offered, paid, promised to pay, or authorized, or will offer, pay, promise to pay, or authorize, directly or indirectly, the giving of money or anything of value to any Official, or to any other Person while knowing or being aware of a high probability that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to any Official, for the purpose of: (i) influencing any act or decision of such Official in his, her or its official capacity, including a decision to fail to perform his, her or its official duties or functions; or (ii) inducing such Official to use his, her or its influence with any Governmental Authority to affect or influence any act or decision of such Governmental Authority, or to obtain an improper advantage in order to assist Riesling, any of its Subsidiaries or any other Person in obtaining or retaining business for or with, or directing business to, Riesling or any of its Subsidiaries. For purposes of this Agreement, an “Official” shall include any appointed or elected official, any government employee, any political party, party official, or candidate for political office, or any officer, director or employee of any Governmental Authority.

2.23 Stock Ownership.

Riesling is not, nor at any time for the past three years has been, an “interested stockholder” of Chardonnay as defined in Section 203 of the DGCL. Neither Riesling nor any Subsidiary of Riesling directly or indirectly owns, and at all times for the past three years, neither Riesling nor any Subsidiary of Riesling has owned, beneficially or otherwise, any shares of Chardonnay Common Stock.

2.24 No Vote of Riesling Stockholders.

Except as set forth in the Support Agreement, no vote of the holders of New Parent Ordinary Shares or of the holders of any securities of Riesling (equity or otherwise) is required by any applicable Law or Riesling organizational documents in order for Riesling to consummate the Merger and the other Contemplated Transactions.

2.25 No Financial Advisor.

Except as set forth on Section 2.25 of the Riesling Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Merger or any of the other Contemplated Transactions based upon arrangements made by or on behalf of Riesling or any Subsidiary of Riesling.

2.26 Data Protection.

(a) Except as disclosed in Section 2.26(a) of the Riesling Disclosure Schedule or as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Riesling Material Adverse Effect, Riesling and its Subsidiaries, and to the Knowledge of Riesling all of its providers of information technology services, have (a) complied in all material respects with their respective published privacy policies and internal privacy policies and guidelines and all applicable Laws relating to data privacy, data protection and data security, including with respect to the collection, storage, transmission, transfer (including cross-border transfers), disclosure and use of personal data (as defined in the EU Data Protection Directive 95/46, hereinafter “Personal Data”), including Personal Data of customers, employees, contractors and third parties who have provided information to Riesling and its Subsidiaries; and (b) implemented and maintained, in all material respects, a comprehensive security plan which implements and monitors effective and industry standard administrative, technical and physical safeguards to ensure that Personal Data is protected against loss, damage, unauthorized access, unauthorized use, unauthorized modification, or other misuse. There has been no material loss, damage, unauthorized access, unauthorized use, unauthorized modification, or other breach of security of Personal Data maintained by or on behalf of Riesling and its Subsidiaries. Riesling and each of its Subsidiaries’ privacy practices conform and at all times since July 1, 2014 have conformed to its own published and internal privacy policies, terms of use and guidelines related to information privacy and security, including with respect to the collection, use, disposal, disclosure, maintenance and transmission of Personal Data at the time such policies, terms of use or guidelines were in effect, in each case, except where any such nonconformance has not had, and would not reasonably be expected to have, a Riesling Material Adverse Effect.

(b) Except as set forth in Section 2.26(b) of the Riesling Disclosure Schedule, within the last five years prior to the Effective Time, no person (including any Governmental Authority) has made any material claim or commenced any action with respect to loss, damage, unauthorized access, unauthorized use, unauthorized modification, or breach of security of Personal Data maintained by or on behalf of Riesling and its Subsidiaries.

(c) Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Riesling Material Adverse Effect, (i) Riesling and its Subsidiaries have made all necessary disclosures to, and obtained any necessary consent from, users, customers, employees, contractors and any other applicable persons required by applicable Laws relating to data privacy, data protection and data security and have filed any required registrations with the competent data protection authorities and (ii) where required by Law, Riesling has concluded data processing agreements with its service providers qualifying as data processors.

2.27 Information Technology.

Riesling has taken reasonable steps to ensure the Riesling infrastructure is available and secure. Riesling has provided Chardonnay with a clear understanding of their platform infrastructure. Chardonnay has acknowledged that it understands and accepts that the approach is rational and sufficient.

2.28 No Additional Representations.

Except for the representations and warranties expressly made by Riesling, New Parent and Merger Sub in this Section 2 and in the Support Agreement, Chardonnay acknowledges and agrees that none of Riesling, New Parent, Merger Sub nor any other Person makes, and that Chardonnay has not relied and is not entitled to rely upon, any express or implied representation or warranty whatsoever (including as to completeness or omission), and that (but without limiting the generality of the foregoing) none of Riesling, New Parent or Merger Sub nor any Representative of Riesling, New Parent or Merger Sub makes, nor has Chardonnay relied upon or is entitled to rely upon, any representation or warranty with respect to (a) Riesling, New Parent, Merger Sub or any of Riesling’s Subsidiaries or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise), prospects or any other matter relating to the foregoing or (b) any documentation, forecasts, budgets, projections, estimates or other information (including the accuracy or completeness of, or the reasonableness of the assumptions underlying, such documentation, forecasts, budgets, projections, estimates or other information) provided by Riesling, New Parent or Merger Sub or any Representative of Riesling, New Parent or Merger Sub, including in any “data rooms” or management presentations.

Section 3. REPRESENTATIONS AND WARRANTIES OF CHARDONNAY

Chardonnay represents and warrants to New Parent, Riesling and Merger Sub as follows, except as set forth in (x) the Chardonnay SEC Reports filed or furnished with the SEC prior to the date hereof (including any exhibits and other information incorporated by reference therein but excluding any forward-looking disclosures set forth in any “risk factors” section and any disclosures in any “forward-looking statements” section) or (y) the written disclosure schedule delivered by Chardonnay to Riesling as of the date hereof (the “Chardonnay Disclosure Schedule”). The Chardonnay Disclosure Schedule shall be arranged in parts and subparts corresponding to the numbered and lettered sections and subsections contained in this Section 3. The disclosures in any part or subpart of the Chardonnay Disclosure Schedule shall qualify other Sections and subsections in this Section 3 only to the extent it is reasonably apparent from the face of the disclosure that such disclosure is applicable to such other Sections and subsections.

3.1 Organization.

(a) Chardonnay is a corporation, duly organized, validly existing and in good corporate standing under the Laws of the State of Delaware. Chardonnay has all requisite corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. Chardonnay is duly licensed or qualified to do business and is in corporate good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased, or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified and in corporate good standing would not, either individually or in the aggregate, reasonably be expected to have a Chardonnay Material Adverse Effect. The Chardonnay Charter and Chardonnay Bylaws, copies of which have previously been made available to Riesling, are true, correct and complete copies of such documents as in effect as of the date hereof and Chardonnay is not in violation of any provision thereof. Other than the Chardonnay Charter and Chardonnay Bylaws, Chardonnay is not a party to or bound by or subject to any stockholder agreement or other agreement governing the affairs of Chardonnay or the relationships, rights and duties of stockholders and is not subject to a stockholder rights plan or similar plan.

(b) Section 3.1(b) of the Chardonnay Disclosure Schedule sets forth a complete and correct list of each Subsidiary of Chardonnay as of the date of this Agreement. Each of Chardonnay’s Subsidiaries is a corporation or legal entity, validly existing and, if applicable, in good standing under the Laws of the jurisdiction of its organization, except as would not, either individually or in the aggregate, reasonably be expected to be material and adverse to Chardonnay. Each of Chardonnay’s Subsidiaries has all requisite corporate power or other power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted, except as would not, either individually or in the aggregate, reasonably be expected to be material and adverse to Chardonnay. Each of Chardonnay’s Subsidiaries is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased, or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified and in good standing would not, either individually or in the aggregate, reasonably be expected to have a Chardonnay Material Adverse Effect. The certificate of incorporation and bylaws or equivalent organizational documents of each of Chardonnay’s Subsidiaries, copies of which have previously been made available to Riesling, are true, correct and complete copies of such documents as in effect as of the date hereof and such Subsidiaries of Chardonnay are not in violation of any provision thereof, except as would not, either individually or in the aggregate, reasonably be expected to be material and adverse to Chardonnay. None of Chardonnay’s Subsidiaries is required to file any forms, reports or other documents with the SEC.

3.2 Capitalization.

(a) As of the date hereof, the authorized capital stock of Chardonnay consists of 100,000,000 shares of Chardonnay Common Stock and 10,000,000 shares Chardonnay Preferred Stock. As of May 1, 2017, there were 32,097,184 shares of Chardonnay Common Stock issued and outstanding, and no shares of Chardonnay Preferred Stock issued and outstanding. As of the date hereof, there are no shares of Chardonnay Common Stock and no shares of Chardonnay Preferred Stock held in the treasury of Chardonnay. As of May 1, 2017, there were 2,506,700 shares of Chardonnay Common Stock issuable upon exercise of all outstanding Chardonnay Stock Options, subject to adjustment on the terms set forth in the Chardonnay Stock Option Plans. As of May 1, 2017, there were 270,555 unvested shares of Chardonnay Common Stock subject to Chardonnay RSUs.

(b) The outstanding shares of Chardonnay Common Stock have been duly authorized and are validly issued, fully paid and nonassessable, and were not issued in violation in any material respect of the terms of any Chardonnay Material Contract or understanding binding upon Chardonnay at the time at which they were issued and were issued in compliance with the Chardonnay Charter and Chardonnay Bylaws and in compliance in all material respects with all applicable Laws.

(c) Except for the Chardonnay Stock Options, the Chardonnay RSUs and the Chardonnay Rights Plan and the Chardonnay Warrants, Chardonnay does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments, rights agreements, or agreements of any character calling for Chardonnay to issue, deliver, or sell, or cause to be issued, delivered, or sold any shares of Chardonnay Common Stock or any other equity security of Chardonnay or any Subsidiary of Chardonnay or any securities convertible into, exchangeable for, or representing the right to subscribe for, purchase, or otherwise receive any shares of Chardonnay Common Stock or any other equity security of Chardonnay or any Subsidiary of Chardonnay or obligating Chardonnay or any such Subsidiary to grant, extend, or enter into any such subscriptions, options, warrants, calls, commitments, rights agreements, or any other similar agreements. There are no registration rights, repurchase or redemption rights, anti-dilutive rights, voting agreements, voting trusts, preemptive rights or restrictions on transfer relating to any capital stock of Chardonnay. At the Effective Time, all Chardonnay Warrants that have not been duly exercised previously shall automatically be terminated as of the Effective Time in accordance with the terms thereof, without any action by Chardonnay or any other Person. Except as described in Section 3.2(c) of the Chardonnay Disclosure Schedule, there are no stock appreciation rights, security-based performance units, phantom stock or other security rights pursuant to which any Person is or may be entitled to receive any payment or other value based on the stock price performance of Chardonnay.    The Chardonnay Cash Balance as of April 25, 2017 is set forth on Section 3.2(c) of the Chardonnay Disclosure Schedule and Chardonnay has not taken any action since such date through the date hereof that would not be permitted pursuant to Section 4.5(a).

(d) Section 3.2(d) of the Chardonnay Disclosure Schedule sets forth a true, correct and complete list, as of the date hereof, of (i) the name of the holder of each Chardonnay Stock Option, (ii) the date each Chardonnay Stock Option was granted, (iii) the number, issuer and type of securities subject to each such Chardonnay Stock Option, (iv) the expiration date of each such Chardonnay Stock Option, (v) the vesting schedule of each such Chardonnay Stock Option, and (vi) the price at which each such Chardonnay Stock Option (or each component thereof, if applicable) may be exercised, and (vii) the number of shares of Chardonnay Common Stock issuable upon the exercise of such, or upon the conversion of all securities issuable upon the exercise of such Chardonnay Stock Options and Chardonnay RSUs.

(e) Section 3.2(e) of the Chardonnay Disclosure Schedule lists each Subsidiary of Chardonnay as of the date hereof and indicates for each such Subsidiary as of such date (i) the percentage and type of equity securities owned or controlled, directly or indirectly, by Chardonnay and (ii) the jurisdiction of incorporation or organization. No Subsidiary of Chardonnay has or is bound by any outstanding subscriptions, options, warrants, calls, commitments, rights agreements, or agreements of any character calling for it to issue, deliver, or sell, or cause to be issued, delivered, or sold any of its equity securities or any securities convertible into, exchangeable for, or representing the right to subscribe for, purchase or otherwise receive any such equity security or obligating such Subsidiary to grant, extend or enter into any such subscriptions, options, warrants, calls, commitments, rights agreements, or other similar agreements. There are no outstanding contractual obligations of any Subsidiary of Chardonnay to repurchase, redeem, or otherwise acquire any of its capital stock or other equity interests. All of the shares of capital stock of each of the Subsidiaries of Chardonnay (A) have been duly authorized and are validly issued, fully paid (to the extent required under the applicable governing documents) and nonassessable, (B) are owned by Chardonnay free and clear of any claim, lien, Encumbrance (other than Permitted Encumbrances), or agreement with respect thereto, (C) were not issued in violation in any material respect of the terms of any Chardonnay Material Contract at the time at which they were issued and (D) were issued in compliance with the applicable governing documents and all applicable Laws.

3.3 Authority.

(a) Chardonnay has all requisite corporate power and authority to execute and deliver this Agreement and, on the Closing Date, will have all requisite corporate power and authority to consummate the Contemplated Transactions and to perform its obligations hereunder, subject only to obtaining the Chardonnay Stockholder Approval. The adoption, execution, delivery and performance of this Agreement and the approval of the consummation of the Contemplated Transactions have been duly and validly adopted and approved by vote of the Chardonnay Board. No other approval or consent of, or action by, the holders of the outstanding securities of Chardonnay, other than the Chardonnay Stockholder

Approval, is required in order for Chardonnay to consummate the Contemplated Transactions and perform its obligations hereunder. The Chardonnay Board has declared this Agreement advisable, has directed that this Agreement be submitted to the Chardonnay stockholders for adoption and approval and has made the Chardonnay Board Recommendation.

(b) This Agreement has been duly and validly executed and delivered by Chardonnay and (assuming due authorization, execution and delivery by the other parties hereto) constitutes the legal, valid and binding obligation of Chardonnay, enforceable against Chardonnay in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Laws relating to creditors’ rights and general principles of equity.

3.4 Non-Contravention; Consents.

(a) Except as set forth on Section 3.4(a) of the Chardonnay Disclosure Schedule, the execution and delivery of this Agreement by Chardonnay does not, and the consummation by Chardonnay of the Merger and the Contemplated Transactions will not, (i) conflict with, or result in any violation or breach of, any provision of the Chardonnay Charter or Chardonnay Bylaws or of the charter, bylaws, or other organizational document of any Subsidiary of Chardonnay, (ii) conflict with, or result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, require a consent or waiver under, constitute a change in control under, require the payment of a penalty under or result in the imposition of any Encumbrances on Chardonnay’s or any of its Subsidiaries’ assets under, any of the terms, conditions or provisions of any Chardonnay Material Contract or other agreement, instrument or obligation to which Chardonnay or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound, or (iii) subject to the covenants, consents, approvals and authorizations specified in clauses (i) through (vi) of Section 3.4(b), conflict with or violate any Law applicable to Chardonnay or any of its Subsidiaries or any of its or their properties or assets, except in the case of clauses (ii) and (iii) of this Section 3.4(a) for any such conflicts, violations, breaches, rights of termination, Encumbrances, penalties, defaults, terminations, cancellations, accelerations or losses that have not had, and would not reasonably be expected to result in, individually or in the aggregate, a Chardonnay Material Adverse Effect.

(b) No consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with, any Governmental Authority is required by or with respect to Chardonnay or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Chardonnay or the consummation by Chardonnay of the Contemplated Transactions, except for (i) obtaining the Chardonnay Stockholder Approval, (ii) the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder; (iii) the applicable requirements of state securities and “blue sky” Laws and the rules and regulations of the NYSE MKT, (iv) the filing of the Certificate of Merger with the Delaware Secretary of State, (v) any filings required to be made with the SEC in connection with this Agreement and the Contemplated Transactions, and (vi) such other consents, licenses, permits, orders, authorizations, filings, approvals and registrations which, if not obtained or made, have not had, and would not reasonably be expected to result in, individually or in the aggregate, a Chardonnay Material Adverse Effect.

(c) The Chardonnay Board has taken all actions, if any, necessary so that the Chardonnay Rights Plan does not apply to Riesling, New Parent, Merger Sub and any of their respective affiliates, associates or other related persons, or to the Merger and the other transactions contemplated by this Agreement.

3.5 SEC Filings; Financial Statements.

(a) Through the date hereof, Chardonnay has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act since January 1, 2015 (the forms, statements, reports, schedules and documents filed or furnished since January 1, 2015 and those filed or furnished subsequent to the date hereof, including any amendments thereto, the “Chardonnay SEC Reports”). Each of the Chardonnay SEC Reports, at the time of its filing or being furnished (or if amended, at the time of such amendment) complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) and any rules and regulations promulgated thereunder applicable to the Chardonnay SEC Reports. As of their respective dates (or, if amended, as of the date of such amendment), the Chardonnay SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(b) Each of the consolidated financial statements (including, in each case, any notes or schedules thereto) included in or incorporated by reference into the Chardonnay SEC Reports (the “Chardonnay Financial Statements”) (i) complied, or if filed after the date hereof will comply, as of its respective dates of filing, in each case in all material respects, with the then applicable accounting requirements and the published rules and regulations of the SEC with respect thereto; (ii) has been prepared, or if filed after the date hereof, will be prepared, in accordance with GAAP in all material respects applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto); and (iii) fairly presents, or if filed after the date hereof, will fairly present, in all material respects, the consolidated financial position of Chardonnay and its consolidated Subsidiaries at the respective dates thereof (taking into account the notes thereto), and each of the consolidated statements of income, changes in stockholders’ equity (deficit) and cash flows included in or incorporated by reference into the Chardonnay SEC Reports (including any related notes and schedules) fairly presents, in all material respects, the results of operations, retained earnings (loss) and changes in financial position, as the case may be, of such companies for the periods set forth therein (except as indicated in the notes thereto, and in the case of unaudited statements, as may be permitted by the rules of the SEC, and subject to normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein. The balance sheet of Chardonnay as of December 31, 2016 included in the Chardonnay Financial Statements is hereinafter referred to as the “Chardonnay Balance Sheet.”

(c) Chardonnay has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting. Chardonnay maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) designed to provide reasonable assurance that information required to be disclosed by Chardonnay in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

(d) Since July 1, 2014, except as disclosed on Section 3.5(d) of the Chardonnay Disclosure Schedule, Chardonnay has duly disclosed, in documents that were filed with the SEC and are publicly available, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date hereof, to Chardonnay’s auditors and the Audit Committee of the Chardonnay Board (A) (i) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting that would adversely affect in any material respect Chardonnay’ ability to record, process, summarize and report financial information and (ii) any significant deficiencies or material weaknesses in internal control over financial reporting, and (B) any known fraud, whether or not material, that involves management or other employees who have a significant role in Chardonnay’s internal controls over financial reporting.

(e) Since July 1, 2014 through the date of this Agreement, (i) neither Chardonnay nor any of its Subsidiaries nor any director, officer, employee, auditor, accountant or representative of Chardonnay or any of its Subsidiaries has received or otherwise obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Chardonnay or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Chardonnay or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) to the Knowledge of Chardonnay, no attorney representing Chardonnay or any of its Subsidiaries, whether or not employed by Chardonnay or any of its Subsidiaries, has reported to Chardonnay Board or any committee thereof or to any director or officer of Chardonnay any evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation, relating to periods after July 1, 2014, by Chardonnay or any of its officers, directors, employees or agents.

3.6 Absence of Undisclosed Liabilities.

Neither Chardonnay nor any Subsidiary of Chardonnay has any Liability, except for: (a) Liabilities identified as such in the “liabilities” column of the Chardonnay Balance Sheet; (b) normal and recurring current Liabilities that have been incurred by Chardonnay since the date of the Chardonnay Balance Sheet in the Ordinary Course of Business; (c) Liabilities for performance of obligations of Chardonnay or any Subsidiary of Chardonnay under Contracts (other than for breach thereof); (d) Liabilities described in Section 3.6 of the Chardonnay Disclosure Schedule; (e) Liabilities incurred in connection with the Contemplated Transactions; and (f) Liabilities that would not, individually or in the aggregate, have, or reasonably be expected to have, a Chardonnay Material Adverse Effect.

3.7 Absence of Changes.

Since the date of the Chardonnay Balance Sheet and on or before the date hereof, Chardonnay and each of its Subsidiaries have conducted their respective businesses in all material respects in the Ordinary Course of Business consistent with their past practices. Since the date of the Chardonnay Balance Sheet, and on or before the date hereof:

(a) there has not been any change, condition, development, effect, event, occurrence, result or state of facts that, individually or in the aggregate, has had, or would reasonably be expected to have, a Chardonnay Material Adverse Effect;

(b) there has been no split, combination or reclassification of any of the outstanding shares of Chardonnay’ capital stock, and Chardonnay has not declared or paid any dividends on or made any other distributions (in either case, in stock or property) on or in respect of the outstanding shares of the capital stock of Chardonnay;

(c) none of Chardonnay and its Subsidiaries has allotted, reserved, set aside or issued, authorized or proposed the allotment, reservation, setting aside or issuance of, or purchased or redeemed or proposed the purchase or redemption of, any shares in its capital stock or any class of securities convertible or exchangeable into, or rights, warrants or options to acquire, any such shares or other convertible or exchangeable securities;

(d) except as required as a result of a change in applicable Laws or GAAP, there has not been any material change in any method of accounting or accounting practice by Chardonnay or any of its Subsidiaries;

(e) there has not been any (i) grant of any severance or termination pay to any employee of Chardonnay or its Subsidiaries, except in the Ordinary Course of Business; (ii) entry into any employment, deferred compensation, severance or other similar plan or agreement (or any amendment to any such existing agreement) with any new or current employee of Chardonnay or any of its Subsidiaries, except in the Ordinary Course of Business; (iii) change in the compensation, bonus or other benefits payable or to become payable to its directors or officers, except as required by any pre-existing plan or arrangement set forth in Section 3.7(e) of the Chardonnay Disclosure Schedule; or (iv) termination by Chardonnay of any officers or key employees of Chardonnay or any of its Subsidiaries; and

(f) there has not been any agreement by Chardonnay to do any of the foregoing.

3.8 Title to Assets.

Except as would not reasonably be expected to have, individually or in the aggregate, a Chardonnay Material Adverse Effect, Chardonnay and its Subsidiaries are in possession of and have good title to, or valid leasehold interests in or valid rights under contract to use, the machinery, equipment, furniture, fixtures and other tangible personal property and assets owned, leased or used by them, free and clear of all Encumbrances other than Permitted Encumbrances (no representation or warranty is made under this Section 3.8 with respect to any real property, intellectual property or intellectual property rights).

3.9 Properties.

(a) Section 3.9(a) of the Chardonnay Disclosure Schedule identifies (x) the street address of each parcel of Chardonnay Leased Real Property, (y) the applicable Chardonnay Leases and the Chardonnay Ancillary Lease Documents and (z) the lessor, lessee and current occupant (if different than the lessee) of each such parcel of Chardonnay Leased Real Property. Chardonnay and its Subsidiaries have delivered or made available to Chardonnay full, complete and accurate copies of each Chardonnay Lease and all Chardonnay Ancillary Lease Documents. With respect to each Chardonnay Lease, except as would not, individually or in the aggregate, have or be reasonably expected to have a Chardonnay Material Adverse Effect:

(i) the Chardonnay Leases and the Chardonnay Ancillary Lease Documents are valid, binding and, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws relating to creditors’ rights and general principles of equity, enforceable and in full force and effect and have not been modified or amended, and Chardonnay or a Subsidiary of Chardonnay, as applicable, holds a valid and existing leasehold interest under such Chardonnay Leases free and clear of any Encumbrances except Permitted Encumbrances;

(ii) none of Chardonnay or its Subsidiaries, nor, to the Knowledge of Chardonnay, any other party to any Chardonnay Leases or Chardonnay Ancillary Lease Documents is in breach or default, and, to the Knowledge of Chardonnay, no event has occurred which, with notice or lapse of time, would constitute such a breach or default or permit termination, modification or acceleration under the Chardonnay Leases or any Chardonnay Ancillary Lease Documents; and

(iii) none of Chardonnay or its Subsidiaries has assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any of its rights and interest in the leasehold or subleasehold under any of the Chardonnay Leases or any Chardonnay Ancillary Lease Documents.

(b) The Chardonnay Leased Real Property constitutes all of the material real property used or occupied by Chardonnay and its Subsidiaries in connection with the conduct of the Chardonnay Business.

(c) None of Chardonnay or its Subsidiaries has any fee title (or equivalent) in any real property, nor is Chardonnay or any of its Subsidiaries a party to or bound by or subject to any agreement, contract or commitment, or any option to purchase, any real or immovable property.

3.10 Intellectual Property.

(a) Section 3.10(a) of the Chardonnay Disclosure Schedule contains a complete and accurate list of all (i) Patents owned by Chardonnay or any of its Subsidiaries or used or held for use by Chardonnay or any of its Subsidiaries in the Chardonnay Business (“Chardonnay Patents”), (ii) registered and material unregistered Marks owned by Chardonnay or any of its Subsidiaries or used or held for use by Chardonnay or any of its Subsidiaries in the Chardonnay Business (“Chardonnay Marks”) and registered and material unregistered

Copyrights owned by Chardonnay or any of its Subsidiaries (including any material software developed by employees of Chardonnay or any of its Subsidiaries) or used or held for use by Chardonnay or any of its Subsidiaries in the Chardonnay Business (“Chardonnay Copyrights”).

(b) With respect to the Chardonnay Intellectual Property (i) purported to be owned by Chardonnay or any of its Subsidiaries, Chardonnay or one of its Subsidiaries exclusively owns such Chardonnay Intellectual Property, or if full ownership of title is not possible under applicable law, owns all economic rights to the relevant Chardonnay Intellectual Property and (ii) licensed to Chardonnay or any of its Subsidiaries by a third party (other than commercial off the shelf software or materials transfer agreements), such Chardonnay Intellectual Property are the subject of a written license or other agreement and neither Chardonnay nor its Subsidiaries are in any material breach thereof; in the case of the foregoing clauses (i) and (ii) above, free and clear of all Encumbrances, other than Encumbrances resulting from the express terms of a Chardonnay License-In or Chardonnay License-Out or Permitted Encumbrances granted by Chardonnay or one of its Subsidiaries.

(c) All material Chardonnay Intellectual Property, including Internet domain names, owned by Chardonnay or any of its Subsidiaries that have been issued by, or registered with, or are the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office, the U.S. Copyright Office or any similar office or agency anywhere in the world are in material compliance as of the date hereof with formal legal requirements (including, as applicable, payment of filing, examination and maintenance fees, timely filing of inventor declarations, proofs of working or use, timely post-registration filing of affidavits of use and renewal applications and fees), and, to the Knowledge of Chardonnay, all Chardonnay Patents, Chardonnay Marks (for Chardonnay Marks, except as set forth in Section 3.10(c) of the Chardonnay Disclosure Schedule) and Chardonnay Copyrights that are owned by Chardonnay or any of its Subsidiaries are valid and enforceable.

(d) The Chardonnay Intellectual Property constitutes all of the material Intellectual Property necessary to conduct the Chardonnay Business as it is conducted as of the date hereof.

(e) To the Knowledge of Chardonnay, each Chardonnay Patent that has been issued by, or registered with, or is the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office or any similar office or agency anywhere in the world was issued, registered, or filed, as applicable, with the correct inventorship and there has been no known misjoinder or nonjoinder of inventors.

(f) No Chardonnay Patent is now involved in any interference, reissue, re-examination or opposition proceeding. No Chardonnay Mark is now involved in any opposition or cancellation proceeding or Internet domain name ownership dispute.

(g) To the Knowledge of Chardonnay, Chardonnay is in possession of all material source code relating to any of the software in Chardonnay Copyrights. Chardonnay and its Subsidiaries have taken reasonable precautionary measures to protect their Copyrights and Trade Secrets embodied in such source code. The software owned by Chardonnay and its Subsidiaries that is material to the Chardonnay Business is free from any material defect or bug, or material programming, design or documentation error and does not constitute or contain any material contaminants.

(h) To the Knowledge of Chardonnay, Chardonnay or its Subsidiaries did not perform any act that would require the Chardonnay Copyrights in any Chardonnay Products or any part thereof or any derivative work thereof to be licensed under Open License Terms. Such actions include, but are not limited to, integrating any Open Source Software into a Chardonnay Product.

(i) Except as set forth in Section 3.10(i) of the Chardonnay Disclosure Schedule, there are no pending or, to the Knowledge of Chardonnay, threatened claims against Chardonnay or any of its Subsidiaries or any of their employees alleging that any of the operation of the Chardonnay Business or any activity by Chardonnay or its Subsidiaries, or the manufacture, sale, offer for sale, importation, and/or use of any Chardonnay Product infringes or violates the rights of others in or to any Third Party Intellectual Property or constitutes a misappropriation of any subject matter of any Third Party Intellectual Property or that any Chardonnay Intellectual Property is invalid or unenforceable.

(j) Except as set forth in Section 3.10(j) of the Chardonnay Disclosure Schedule, to the Knowledge of Chardonnay in each case, neither the operation of the Chardonnay Business, nor any activity by Chardonnay or any of its Subsidiaries, nor the manufacture, use, importation, offer for sale and/or sale of any Chardonnay Product infringes or violates any Third Party Intellectual Property or constitutes a misappropriation of any subject matter of any Third Party Intellectual Property.

(k) No current or former employee or contractor has any right to further material remuneration or compensation with respect to any Chardonnay Intellectual Property owned by Chardonnay or its Subsidiaries.

(l) All former and current employees, consultants and contractors of Chardonnay or any of its Subsidiaries involved in the creation of Chardonnay Products have executed written instruments with Chardonnay or one or more of its Subsidiaries that assign to Chardonnay or its Subsidiaries, all rights, title and interest in and to (or, should such an assignment not be possible under applicable law, all economic rights in and to) any and all (i) inventions, improvements, discoveries, writings and other works of authorship (including any software), and information relating to the Chardonnay Business or any of the Chardonnay Products and (ii) Intellectual Property relating thereto; in each case to the extent necessary to secure rights in a Chardonnay Patent or Chardonnay Copyright held by Chardonnay or any of its Subsidiaries by assignment, the assignment has been duly recorded with the U.S. Patent and Trademark Office or the U.S. Copyright Office and all similar offices and agencies anywhere in the world in which foreign counterparts are registered or issued.

(m) To the Knowledge of Chardonnay in each case, since July 1, 2014, (i) there is no, nor has there been any, infringement or violation by any person or entity of any material Chardonnay Intellectual Property or the rights of Chardonnay or any of its Subsidiaries therein or thereto and (ii) there is no, nor has there been any, misappropriation by any person or entity of any Chardonnay Intellectual Property or the subject matter thereof. No third parties own registrations of the Marks JDATE or CHRISTIANMINGLE, or any derivatives thereof, for services related to the Chardonnay Business in any of Australia, Canada, Europe (including Marks registered with the European Union Intellectual Property Office (“EUIPO”) and the World Intellectual Property Office (“WIPO”)), Israel, New Zealand, the U.K., or the U.S. To the Knowledge of Chardonnay and except as set forth in Section 3.10(m) of the Chardonnay Disclosure Schedules, no third parties own any Marks confusingly similar with JDATE or CHRISTIANMINGLE, or any derivatives thereof, for services related to the Chardonnay Business in any of Australia, Canada, Europe (including Marks registered with EUIPO or WIPO), Israel, New Zealand, the U.K., or the U.S.

(n) No Chardonnay Intellectual Property owned by Chardonnay is subject to any outstanding Order restricting or limiting in any material respect the use or licensing thereof by Chardonnay or any of its Subsidiaries, nor is any Legal Proceeding pending or, to the Knowledge of Chardonnay, threatened that challenges Chardonnay’s or any of its Subsidiaries’ rights in, or the validity of, any Chardonnay Intellectual Property owned by Chardonnay, except where any Order or pending or threatened Legal Proceeding has not been and would not be or reasonably be expected to be, individually or in the aggregate, a Chardonnay Material Adverse Effect.

(o) Chardonnay and each of its Subsidiaries has taken reasonable security measures to protect the secrecy, confidentiality and value of all material Trade Secrets owned by Chardonnay or any of its Subsidiaries or used or held for use by Chardonnay or any of its Subsidiaries in the Chardonnay Business (the “Chardonnay Trade Secrets”), including requiring each employee of Chardonnay and its Subsidiaries with access to Chardonnay Trade Secrets, and each consultant of Chardonnay and its Subsidiaries with access to Chardonnay Trade Secrets, and any other person with access to Chardonnay Trade Secrets to execute a binding confidentiality agreement, copies or forms of which have been provided to Riesling and, to the Knowledge of Chardonnay, there has not been any breach by any party to such confidentiality agreements.

3.11 Material Contracts.

Section 3.11 of the Chardonnay Disclosure Schedule is a correct and complete list as of the date of this Agreement of each Chardonnay Contract described below:

(a) Chardonnay Leases and Chardonnay Ancillary Lease Documents;

(b) for the purchase of materials, supplies, goods, services, equipment or other assets for annual payments by Chardonnay or any of its Subsidiaries of, or pursuant to which in the last year Chardonnay or any of its Subsidiaries paid, in the aggregate, $100,000 or more;

(c) for the sale of materials, supplies, goods, services, equipment or other assets for annual payments to Chardonnay or any of its Subsidiaries of, or pursuant to which in the last year Chardonnay or any of its Subsidiaries received, in the aggregate, $100,000 or more;

(d) that relates to any partnership, joint venture, strategic alliance or other similar Contract;

(e) relating to Indebtedness for borrowed money or the deferred purchase price of property (whether incurred, assumed, guaranteed or secured by any asset), except for Contracts relating to Indebtedness in an amount not exceeding $100,000 in the aggregate;

(f) severance or change-in-control Contracts;

(g) which by its terms limits (i) the localities in which all or any significant portion of the business and operations of Chardonnay or its Subsidiaries or, following the consummation of the Contemplated Transactions, the business and operations of New Parent or any Affiliate of New Parent (including Chardonnay) is or would be conducted, or (ii) the scope of the business and operations of Chardonnay and its Subsidiaries, taken as a whole or, following the consummation of the Contemplated Transactions, the business and operations of New Parent or any Affiliate of New Parent (including Chardonnay), taken as a whole;

(h) in respect of any Chardonnay Intellectual Property that provides for annual payments of, or pursuant to which in the last year Chardonnay or any of its Subsidiaries paid or received, in the aggregate, $100,000 or more, or any other agreement in respect of any Chardonnay Intellectual Property that is material to Chardonnay and its Subsidiaries taken as a whole;

(i) containing any royalty, dividend or similar arrangement based on the revenues or profits of Chardonnay or any of its Subsidiaries;

(j) with any Governmental Authority;

(k) any Contract with (a) an executive officer or director of Chardonnay or any of its Subsidiaries or any of such executive officer’s or director’s immediate family members, (b) an owner of more than five percent (5%) of the voting power of the outstanding capital stock of Chardonnay or (c) to the Knowledge of Chardonnay, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than Chardonnay or its Subsidiaries);

(l) any agreement that gives rise to any payment or benefit in excess of $100,000 as a result of the performance of this Agreement or any of the other Contemplated Transactions;

(m) relating to the acquisition or disposition of any material interest in, or any material amount of, property or assets of Chardonnay or any of its Subsidiaries (including Contracts for any such acquisition or disposition which has already been consummated that contains representations, warranties covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations), in each case, that are still in effect) or for the grant to any Person of any preferential rights to purchase any of their assets, other than in the Ordinary Course of Business consistent with past practice that is not in excess of $100,000;

(n) any other agreement (or group of related agreements) the performance of which requires aggregate payments to or from Chardonnay or any of its Subsidiaries in excess of $100,000; or

(o) that would be required to be filed by Chardonnay as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K.

Each of the agreements, contracts or commitments to which Chardonnay or its Subsidiaries is a party or by which it is bound of the type described in clauses (a) through (o) above or any Chardonnay Contract listed in Section 3.14 or Section 3.15 of the Chardonnay Disclosure Schedule (any such agreement, contract or commitment, a “Chardonnay Material Contract”) is a valid and binding obligation of Chardonnay, and/or any Subsidiary of Chardonnay that is a party thereto, and, to the Knowledge of Chardonnay, the other parties thereto, enforceable against Chardonnay and any such Subsidiary and, to the Knowledge of Chardonnay, the other parties thereto in accordance with its terms, subject to Laws of general application relating to bankruptcy, insolvency and the relief of debtors. Except as set forth on Section 3.11 of the Chardonnay Disclosure Schedule, none of Chardonnay or any of its Subsidiaries, and to the Knowledge of Chardonnay, no other party, breached, violated or defaulted under, or received notice that it has breached, violated or defaulted under, any of the provisions, terms or conditions of any Chardonnay Material Contract, except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Chardonnay Material Adverse Effect. Chardonnay has delivered or made available to Riesling accurate and complete copies of all Chardonnay Material Contracts, including all amendments thereto.

3.12 Compliance with Laws; Permits.

(a) Each of Chardonnay and each of its Subsidiaries is, and has at all times since July 1, 2014 been, in compliance with all Laws and Orders, except where any such failure to be in compliance has not had, and would not reasonably be expected to have, individually or in the aggregate, a Chardonnay Material Adverse Effect. Neither Chardonnay nor any of its Subsidiaries uses or supports the use of fake profiles or similar misleading activities to generate higher user numbers, and none of the software used in Chardonnay Business (x) sends information of a user to another person without the user’s consent, (y) records a user’s actions without the user’s knowledge, or (z) employs a user’s Internet connection without the user’s knowledge to gather or transmit information regarding the user or the user’s behavior. Except as set forth in Section 3.12(a) of the Chardonnay Disclosure Schedule, no investigation or review by any Governmental Authority with respect to Chardonnay or any of its Subsidiaries is pending or, to the Knowledge of Chardonnay, threatened, nor has any Governmental Authority indicated an intention to conduct the same which, in each case, would reasonably be expected to have a material and adverse impact on Chardonnay or any of its Subsidiaries.

(b) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Chardonnay Material Adverse Effect, each of Chardonnay and its Subsidiaries hold all permits, licenses, variances, registrations, exemptions, Orders, consents and approvals from any Governmental Authority necessary for the lawful operating of the businesses of Chardonnay and each of its Subsidiaries as conducted as of the date hereof (the “Chardonnay Permits”). Since July 1, 2014, there has not occurred any violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination, amendment or cancellation of, with or without notice or lapse of time or both, any Chardonnay Permit except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Chardonnay Material Adverse Effect. Each of Chardonnay and each of its Subsidiaries is, and has at all times since July 1, 2014 been, in compliance in all material respects with the terms of all Chardonnay Permits, and no event has occurred that, to the Knowledge of Chardonnay, would reasonably be expected to result in the revocation, cancellation, non-renewal or adverse modification of any Chardonnay Permit, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Chardonnay Material Adverse Effect.

3.13 Taxes.

(a) Each of Chardonnay and its Subsidiaries has filed all material Tax Returns that it was required to file under applicable Law. Each such Tax Return was true, correct and complete in all material respects, and all Taxes shown to be due on any such Tax Return have been paid.

(b) Each of Chardonnay and its Subsidiaries has withheld and paid to the appropriate Governmental Authority if and when due all material Taxes required to be withheld and paid.

(c) The aggregate amount of all unpaid Taxes of each of Chardonnay and its Subsidiaries (i) relating to any taxable period or portion thereof ending on or before December 31, 2016 does not materially exceed the aggregate amount of all Tax liabilities and Tax accruals and provisions (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Chardonnay Balance Sheet (rather than in any notes thereto) and (ii) relating to any taxable period or portion thereof ending on or before the Closing Date will not materially exceed that aggregate amount of all Tax liabilities and Tax accruals and provisions as adjusted for operations and transactions through the Closing Date in accordance with the past custom and practice of Chardonnay and its Subsidiaries in filing their Tax Returns.

(d) Section 3.13(d) of the Chardonnay Disclosure Schedule lists all federal, state, local, and foreign Tax Returns of Chardonnay and any of its Subsidiaries that are, as of the date hereof and to the Knowledge of Chardonnay, the subject of an ongoing audit. Except as set forth in Section 3.13(d) of the Chardonnay Disclosure Schedule, neither Chardonnay nor any of its Subsidiaries has waived any statutes of limitations with respect to Taxes, or agreed to any extension of time with respect to a Tax assessment or deficiency, which period has not yet expired (other than pursuant to extensions of time to file Tax Returns obtained in the Ordinary Course of Business).

(e) Other than Permitted Encumbrances, there are no liens for Taxes upon any assets of Chardonnay or any of its Subsidiaries.

(f) None of Chardonnay or any of its Subsidiaries has distributed stock of a corporation, or has had its stock distributed, in a transaction purported or intended to be governed in whole or in part by Section 355 of the Code.

(g) None of Chardonnay or any of its Subsidiaries is party to or has any obligation under any Tax sharing agreement or any Tax indemnity or other Tax allocation agreement or arrangement (other than any such agreement, the primary purpose of which does not relate to Taxes).

(h) None of Chardonnay or any of its Subsidiaries (i) is or has ever been a member of a group of corporations that files or has filed (or has been required to file) consolidated, combined, or unitary Tax Returns, other than a group the common parent of which was Chardonnay or (ii) has any liability for the Taxes of any Person (other than Chardonnay or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, provincial, local or foreign Law), or as a transferee or successor.

(i) Chardonnay and each of its Subsidiaries is in material compliance with the terms and conditions of any applicable Tax exemptions or Tax agreements of any government to which it may be subject or which it may have claimed relating to a material amount of Tax, and the transactions contemplated by this Agreement will not have any adverse effect on such compliance.

(j) To the Knowledge of Chardonnay, none of Chardonnay or any of its Subsidiaries has participated in a listed transaction within the meaning of Treasury Regulations Section 1.6011-4.

(k) As of the date of this Agreement, within the last three (3) years, no written claim has been made by any Taxing Authority that Chardonnay or any of its Subsidiaries is or may be subject to Tax or required to file a Tax Return in a jurisdiction where it does not file Tax Returns, which could reasonably be expected to have, individually or in the aggregate, a Chardonnay Material Adverse Effect.

(l) Chardonnay does not know of any reason why the Tax Representation Letter of Chardonnay cannot be delivered to Morrison & Foerster LLP, counsel to Chardonnay, for purposes of its Tax Opinion.

3.14 Employee Benefit Programs.

(a) Section 3.14(a) of the Chardonnay Disclosure Schedule sets forth a list of every Employee Program that is sponsored by, or has been maintained, contributed to, or required to be contributed to, by Chardonnay or an ERISA Affiliate of Chardonnay for the benefit of any current or former employee (with respect to any former employee, however, only if there exist unfulfilled obligations of Chardonnay or any of Chardonnay’s ERISA Affiliates vis-à-vis any such former employee), freelancer or director of Chardonnay or an ERISA Affiliate of Chardonnay, except such definition shall not include any benefits to be paid by Chardonnay or an ERISA Affiliate of Chardonnay according to mandatory law (the “Chardonnay Employee Programs”).

(b) Each Chardonnay Employee Program which is intended to qualify under Section 401(a) of the Code has received a favorable determination or approval letter from the IRS with respect to such qualification, or may rely on an opinion letter issued by the IRS with respect to a prototype plan adopted in accordance with the requirements for such reliance. To the Knowledge of Chardonnay, no event or omission has occurred which would reasonably be expected to cause any Chardonnay Employee Program to lose its qualification or otherwise fail to satisfy the relevant requirements to provide tax-favored benefits under the applicable Code Section (including Code Sections 105, 125, and 401(a)).

(c) Neither Chardonnay nor any Subsidiary of Chardonnay knows, nor should any of them reasonably know, of any material failure of any party to comply with any Laws applicable with respect to the Chardonnay Employee Programs. Except as would not, individually or in the aggregate, have a Chardonnay Material Adverse Effect, with respect to any Chardonnay Employee Program, there has been no (i) “prohibited transaction,” as defined in Section 406 of ERISA or Code Section 4975, (ii) failure to comply with any provision of ERISA, other applicable Laws, or any agreement, or (iii) non-deductible contribution. No litigation or governmental administrative proceeding (or investigation) or other proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of Chardonnay, threatened with respect to any such Chardonnay Employee Program. All payments and/or contributions required to have been made (under the provisions of any agreements or other governing documents or applicable Laws) with respect to all Chardonnay Employee Programs, for all periods prior to the Closing Date, either have been made or have been accrued.

(d) Neither Chardonnay nor any ERISA Affiliate of Chardonnay has maintained an Employee Program subject to Title IV or Section 302 of ERISA, or that is a voluntary employee benefit association, or a Multiemployer Plan. None of the Chardonnay Employee Programs has ever provided health care or any other non-pension benefits to any employees after their employment is terminated (other than as required by part 6 of subtitle B of title I of ERISA or state continuation Laws) or has ever promised to provide such post-termination benefits.

(e) Except as set forth on Section 3.14(e) of the Chardonnay Disclosure Schedule, neither Chardonnay nor any of its Subsidiaries is a party to any written (i) agreement with any current or former stockholder, director, employee or consultant of Chardonnay or any of its Subsidiaries (A) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving Chardonnay or any of its Subsidiaries of the nature of any of the Contemplated Transactions, (B) providing any guaranteed period of employment or compensation guarantee, or (C) providing severance benefits after the termination of employment or service of such director, employee or consultant; or (ii) agreement or plan binding Chardonnay or any of its Subsidiaries, including any stock option plan, stock appreciation right plan, restricted stock plan, stock purchase plan, or severance benefit plan, any of the benefits of which shall be increased, or the vesting of the benefits of which shall be accelerated, by the occurrence of any of the Contemplated Transactions or the value of any of the benefits of which shall be calculated on the basis of any of the Contemplated Transactions. Except as set forth on Section 3.14(e) of the Chardonnay Disclosure Schedule, here is no contract, agreement, plan or arrangement covering any individual that, by itself or collectively, would result in the payment of any amount to any current or former Chardonnay employee under a Chardonnay Employee Program that would, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code and the imposition of an excise tax on such Chardonnay employee under Section 4999 of the Code.

(f) Each Chardonnay Employee Program that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been operated and maintained in compliance with Section 409A of the Code in all material respects. No stock option granted under any Chardonnay Stock Option Plan has any exercise price that was less than the fair market value of the underlying stock as of the date the option was granted, or has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option.

(g) For purposes of this Section 3.14:

(i) An entity “maintains” an Employee Program if such entity sponsors, contributes to, or provides benefits under or through such Employee Program, or has any obligation (by agreement or under applicable Laws) to contribute to or provide benefits under or through such Employee Program, or if such Employee Program provides benefits to or otherwise covers employees of such entity (or their spouses, dependents, or beneficiaries).

(ii) An entity is an “ERISA Affiliate” of Chardonnay if it would have ever been considered a single employer with Chardonnay under ERISA Section 4001(b) or part of the same “controlled group” as Chardonnay for purposes of ERISA Section 302(d)(3).

3.15 Labor and Employment Matters.

(a) None of Chardonnay or any of its Subsidiaries is a party to, or otherwise bound by, any collective bargaining agreement, contract, or other written agreement with a labor union or labor organization. To the Knowledge of Chardonnay, neither Chardonnay nor any of its Subsidiaries is subject to any charge, demand, petition, organizational campaign, or representation proceeding seeking to compel, require, or demand it to bargain with any labor union or labor organization nor is there pending or threatened any labor strike or lockout involving Chardonnay or any of its Subsidiaries.

(b) Except as would not, individually or in the aggregate, have or be reasonably expected to have a Chardonnay Material Adverse Effect,

(i) Chardonnay and its Subsidiaries are, and have at all times since July 1, 2014 been, in compliance in all respects with all applicable Laws respecting labor, employment, fair employment practices, work safety and health, terms and conditions of employment, wages and hours;

(ii) neither Chardonnay nor any of its Subsidiaries is delinquent in any payments to any employee or to any independent contractors, consultants, temporary employees, leased employees or other servants or agents employed or used with respect to the operation of the Chardonnay Business and classified by Chardonnay or any of its Subsidiaries as other than an employee or compensated other than through wages paid by Chardonnay or any of its Subsidiaries through its respective payroll department (“Chardonnay Contingent Workers”), for any wages, salaries, commissions, bonuses, fees or other direct compensation due with respect to any services performed for it to the date hereof or amounts required to be reimbursed to such employees or Chardonnay Contingent Workers;

(iii) neither Chardonnay nor any of its Subsidiaries is, or within the last three (3) years has been, subject to any order, decree, injunction or judgment by any Governmental Authority or private settlement contract in respect of any labor or employment matters;

(iv) all employees of Chardonnay and each of its Subsidiaries are employed at-will and no such employees are subject to any contract with Chardonnay or any of its Subsidiaries providing for right of notice of termination of employment or the right to receive severance payments or similar benefits upon the termination of employment by Chardonnay or any of its Subsidiaries; and

(v) all individuals characterized and treated by Chardonnay or its Subsidiaries as independent contractors or consultants are properly treated as independent contractors under all applicable Laws. All employees of Chardonnay or its Subsidiaries classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified in all respects.

(c) Section 3.15(c) of the Chardonnay Disclosure Schedule contains a complete and accurate list of all employees of Chardonnay and its Subsidiaries as of the date of this Agreement, setting forth for each employee his or her position or title, whether classified as exempt or non-exempt for wage and hour purposes and, if exempt, and the actual annual base salary or rates of compensation, bonus potential, date of hire, business location, status (i.e., active or inactive and if inactive, the type of leave and estimated duration) and the total amount of bonus, retention. Section 3.15(c) of the Chardonnay Disclosure Schedule contains a complete and accurate list of all Chardonnay Contingent Workers as of the date of this Agreement, showing for each Chardonnay Contingent Worker such individual’s role in the Chardonnay Business and fee or compensation arrangements.

3.16 Environmental Matters.

Except as would not, individually or in the aggregate, have or be reasonably expected to have a Chardonnay Material Adverse Effect:

(a) Chardonnay and its Subsidiaries are, and have at all times been, in compliance with all Environmental Laws applicable to their operations and use of the Chardonnay Leased Real Property; and

(b) none of Chardonnay or any of its Subsidiaries has generated, transported, treated, stored, or disposed of any Hazardous Material, except in compliance with all applicable Environmental Laws, and there has been no Release or threat of Release of any

Hazardous Material by Chardonnay or its Subsidiaries at or on the Chardonnay Leased Real Property that requires reporting, investigation or remediation by Chardonnay or its Subsidiaries pursuant to any Environmental Law.

3.17 Insurance.

Each material insurance policy and material self-insurance program or arrangement related to the business, assets, liabilities and operations of Chardonnay or any Subsidiary of Chardonnay is in full force and effect and Chardonnay and each of its Subsidiaries are, and have at all times since July 1, 2014 been, in compliance in all material respects with the terms thereof. All information provided to insurance carriers (in applications and otherwise) on behalf of Chardonnay and each of its Subsidiaries was, as of the date of such provision, accurate and complete in all material respects. Chardonnay and each of its Subsidiaries has provided timely written notice to the appropriate insurance carrier(s) of each material Legal Proceeding pending or threatened in writing against Chardonnay or any Subsidiary of Chardonnay, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Chardonnay or any Subsidiary of Chardonnay of its intent to do so.

3.18 Records.

Each of the stock certificate books, registers of stockholders and other corporate registers of Chardonnay comply in all material respects with the provisions of all applicable Laws and are complete and accurate in all material respects.

3.19 Government Programs.

Except with respect to any Taxes, no material agreements, loans, funding arrangements or assistance programs are outstanding in favor of Chardonnay or any of its Subsidiaries from any Governmental Authority, and, to the Knowledge of Chardonnay, no basis exists for any Governmental Authority to seek payment or repayment from Chardonnay or any of its Subsidiaries of any material amount or benefit received, or to seek performance of any material obligation of Chardonnay or any of its Subsidiaries, under any such program.

3.20 Transactions with Affiliates.

Since the date of Chardonnay’s last proxy statement filed in 2016 with the SEC, no event has occurred that would be required to be reported by Chardonnay pursuant to Item 404 of Regulation S-K promulgated by the SEC. Except as disclosed in Section 3.20 of the Chardonnay Disclosure Schedule or in the Chardonnay SEC Reports, no director, officer or Affiliate of Chardonnay or any of its Subsidiaries has or has had, directly or indirectly, (a) a beneficial interest in any Chardonnay Material Contract; (b) any contractual or other arrangement with Chardonnay or any of its Subsidiaries or (c) has an ownership or leasehold interest in any property (whether real, personal, tangible or intangible) used in, held by or required for the operation of Chardonnay as presently conducted.

3.21 Legal Proceedings; Orders.

(a) Except as set forth in Section 3.21(a) of the Chardonnay Disclosure Schedule, as of the date hereof, there is not pending any Legal Proceeding, and no Person has threatened in writing to commence any Legal Proceeding: (i) that would require a potential payment by Chardonnay (in excess of amounts covered by insurance) of an amount equal to $100,000 and involves Chardonnay or any Subsidiary of Chardonnay, or any director or officer of Chardonnay (in his or her capacity as such) or any of the material assets owned or used by Chardonnay and/or any Subsidiary; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other Contemplated Transactions.

(b) Except as set forth in Section 3.21(b) of the Chardonnay Disclosure Schedule, there is no Order to which Chardonnay or any Subsidiary of Chardonnay, or any of the assets owned or used by Chardonnay or any Subsidiary of Chardonnay, is subject. To the Knowledge of Chardonnay, no officer or other key employee of Chardonnay or any Subsidiary of Chardonnay is subject to any Order that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice, in any material respect, relating to the Chardonnay Business or to any material assets owned or used by Chardonnay or any Subsidiary of Chardonnay.

3.22 Illegal Payments.

None of Chardonnay or any of its Subsidiaries (including any of its respective officers or directors) has taken or failed to take any action which would cause it to be in violation in any material respect of the Foreign Corrupt Practices Act of 1977, the U.K. Anti-Bribery Act of 2010, or any similar anti-bribery or anti-corruption Law of any similar Law of any other jurisdiction, in each case as amended, or any rules or regulations thereunder. None of Chardonnay or any of its Subsidiaries or, to the Knowledge of Chardonnay, any third party acting on behalf of Chardonnay or any of its Subsidiaries, has offered, paid, promised to pay, or authorized, or will offer, pay, promise to pay, or authorize, directly or indirectly, the giving of money or anything of value to any Official, or to any other Person while knowing or being aware of a high probability that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to any Official, for the purpose of: (i) influencing any act or decision of such Official in his, her or its official capacity, including a decision to fail to perform his, her or its official duties or functions; or (ii) inducing such Official to use his, her or its influence with any Governmental Authority to affect or influence any act or decision of such Governmental Authority, or to obtain an improper advantage in order to assist Chardonnay, any of its Subsidiaries or any other Person in obtaining or retaining business for or with, or directing business to, Chardonnay or any of its Subsidiaries.

3.23 Inapplicability of Anti-takeover Statutes.

The Chardonnay Board has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the

Voting Agreements and to the consummation of the Merger and the other Contemplated Transactions.

3.24 Stockholder Vote Required.

The affirmative vote of the holders of a majority of the outstanding shares of Chardonnay Common Stock is the only vote of the holders of Chardonnay’s capital stock necessary to approve the adoption of this Agreement (the “Chardonnay Stockholder Approval”).

3.25 No Financial Advisor.

Except as set forth on Section 3.25 of the Chardonnay Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Merger or any of the other Contemplated Transactions based upon arrangements made by or on behalf of Chardonnay or any Subsidiary of Chardonnay.

3.26 Data Protection.

(a) Chardonnay and its Subsidiaries, and to the Knowledge of Chardonnay all of its providers of information technology services, have (a) complied in all material respects with their respective published privacy policies and internal privacy policies and guidelines and all applicable Laws relating to Personal Data, including Personal Data of customers, employees, contractors and third parties who have provided information to Chardonnay and its Subsidiaries; and (b) implemented and maintained, in all material respects, a comprehensive security plan which implements and monitors effective and industry standard administrative, technical and physical safeguards to ensure that Personal Data is protected against loss, damage, unauthorized access, unauthorized use, unauthorized modification, or other misuse. There has been no material loss, damage, unauthorized access, unauthorized use, unauthorized modification, or other breach of security of Personal Data maintained by or on behalf of Chardonnay and its Subsidiaries. Chardonnay and each of its Subsidiaries’ privacy practices conform and at all times since July 1, 2014 have conformed to its own published and internal privacy policies, terms of use and guidelines related to information privacy and security, including with respect to the collection, use, disposal, disclosure, maintenance and transmission of Personal Data at the time such policies, terms of use or guidelines were in effect, in each case, except where any such nonconformance has not had, and would not reasonably be expected to have, individually or in the aggregate, a Chardonnay Material Adverse Effect.

(b) Except as set forth in Section 3.26(b) of the Chardonnay Disclosure Schedule, within the last five years prior to the Effective Time, no person (including any Governmental Authority) has made any material claim or commenced any action with respect to loss, damage, unauthorized access, unauthorized use, unauthorized modification, or breach of security of Personal Data maintained by or on behalf of Chardonnay and its Subsidiaries.

(c) Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Chardonnay Material Adverse Effect, (i) Chardonnay

and its Subsidiaries have made all necessary disclosures to, and obtained any necessary consent from, users, customers, employees, contractors and any other applicable persons required by applicable Laws relating to data privacy, data protection and data security and have filed any required registrations with the competent data protection authorities and (ii) where required by Law, Chardonnay has concluded data processing agreements with its service providers qualifying as data processors.

3.27 Information Technology.

Chardonnay has taken reasonable steps to ensure the legacy platform (i.e. on premise) infrastructure is available and secure. Chardonnay has provided Riesling with a clear understanding of existing legacy platform infrastructure as well as an understanding for the public-cloud hosting strategy Chardonnay will use for the Indy platform. Riesling has acknowledged that it understands and accepts that the approach is rational and sufficient.

3.28 Fairness Opinion.

B. Riley & Co., LLC has delivered to the board of Chardonnay a written opinion to the effect that, as of the date of such opinion and based on the assumptions, qualifications and limitations contained therein, the Merger Consideration is fair to the stockholders of Chardonnay from a financial point of view, and such opinion has not been withdrawn, revoked or modified. Chardonnay has delivered a true, correct and complete copy of said written opinion (together with all annexes and exhibits thereto) to Riesling promptly after its receipt thereof.

3.29 No Additional Representations.

Except for the representations and warranties expressly made by Chardonnay in this Section 3 and in the Support Agreement, Riesling, New Parent and Merger Sub acknowledge and agree that neither Chardonnay nor any other Person makes, and that none of Riesling, New Parent or Merger Sub has relied or is entitled to rely upon, any express or implied representation or warranty whatsoever (including as to completeness or omission), and that (but without limiting the generality of the foregoing) neither Chardonnay nor any Representative of Chardonnay makes, nor have Riesling, New Parent or Merger Sub relied upon, nor are they entitled to rely upon, any representation or warranty with respect to (a) Chardonnay or any of Chardonnay’s Subsidiaries or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise), prospects or any other matter relating to the foregoing or (b) any documentation, forecasts, budgets, projections, estimates or other information (including the accuracy or completeness of, or the reasonableness of the assumptions underlying, such documentation, forecasts, budgets, projections, estimates or other information) provided by Chardonnay or any Representative of Chardonnay, including in any “data rooms” or management presentations.

Section 4. CERTAIN COVENANTS OF THE PARTIES

4.1 Access and Investigation.

Subject to the terms of the Confidentiality Agreement which the Parties agree will continue in full force following the date of this Agreement, during the period commencing on the date of this Agreement and ending at the earlier of the date of termination of this Agreement and the Effective Time (the “Pre-Closing Period”), upon reasonable notice, each Party shall, and shall use commercially reasonable efforts to cause such Party’s Representatives to: (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries; and (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request. Without limiting the generality of any of the foregoing, during the Pre-Closing Period, each Party shall promptly make available to the other Party with copies of:

(i) the unaudited monthly consolidated balance sheets of such Party as of the end of each calendar month and the related unaudited monthly consolidated statements of operations, statements of stockholders’ equity and statements of cash flows for such calendar month, which shall be delivered within (x) thirty (30) days after the end of such calendar month, with respect to Chardonnay, or (y) forty-eight hours (48) hours after delivery to Riesling’s stockholders, with respect to Riesling, or such longer periods as the Parties may agree to in writing;

(ii) all material operating and financial reports prepared by such Party for its senior management, including sales forecasts, marketing plans, development plans, discount reports, write-off reports, hiring reports and capital expenditure reports prepared for its management;

(iii) any written materials or communications sent by or on behalf of a Party to all of its stockholders;

(iv) any notice, report or other document filed with or otherwise furnished, submitted or sent to any Governmental Authority on behalf of a Party in connection with the Merger or any of the Contemplated Transactions; and

(v) any material notice, report or other document received by a Party from any Governmental Authority in connection with the Merger or any of the Contemplated Transactions.

Notwithstanding the foregoing, any Party may restrict the foregoing access to the extent that any Law applicable to such party or any Contract binding on a Party prior to the date hereof requires such Party to restrict or prohibit access to any such properties or information or as may be necessary to preserve the attorney-client privilege under any circumstances in which such privilege may be jeopardized by such disclosure or access, provided that the Party so restricting such access uses reasonable efforts to provide the maximum access allowed by such restriction. No investigation conducted pursuant to this Section 4.1 shall affect any representation or warranty given by any Party hereunder or disclosed in the Chardonnay Disclosure Schedule or the Riesling Disclosure Schedule or in the certificates referenced in Section 7.3 and 8.3 or otherwise affect or limit the remedies available under this Agreement.

4.2 Notice of Certain Events.

Each of Chardonnay and Riesling shall promptly notify and provide copies to the other of:

(a) any material written notice from any Person alleging that the approval or consent of such Person is or may be required in connection with the Contemplated Transactions;

(b) any written notice or other substantive communication from any Governmental Authority or securities exchange in connection with the Contemplated Transactions;

(c) the occurrence of any event, including any Legal Proceeding or investigation commenced that involves Riesling or any of its Subsidiaries or Chardonnay or any of its Subsidiaries, which would be reasonably likely to (A) prevent or materially impair the consummation of the Contemplated Transactions or (B) result in the failure of any condition to the Merger set forth in this Agreement to be satisfied prior to the Drop Dead Date; provided, that the delivery of any notice pursuant to this Section 4.2 shall not affect or be deemed to modify any representation, warranty, covenant, right, remedy, or condition to any obligation of any Party; provided, further, that the delivery of any notice pursuant to this Section 4.2 shall not cure any breach of any representation or warranty requiring disclosure of such matter or otherwise limit or affect the remedies hereunder of any Party; provided, further, that the failure to deliver any such notice shall not affect any of the conditions set forth in Sections 6, 7 and 8 or give rise to any right to terminate under Section 9.

4.3 Operation of Chardonnay’s Business.

Except as set forth on Section 4.3 of the Chardonnay Disclosure Schedule, during the Pre-Closing Period, Chardonnay shall, and shall cause each of its Subsidiaries to, conduct its business and operations in the Ordinary Course of Business, and use its commercially reasonable efforts to preserve intact its current business organization, keep available the services of its current key employees, officers and other employees and maintain its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees and other Persons having business relationships with Chardonnay or its Subsidiaries.

4.4 Operation of Riesling’s Business.

Except as set forth on Section 4.4 of the Riesling Disclosure Schedule, during the Pre-Closing Period, Riesling shall, and shall cause each of its Subsidiaries to, conduct its business and operations in the Ordinary Course of Business, and use its commercially reasonable efforts to preserve intact its current business organization, keep available the services of its current key employees, officers and other employees and maintain its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees and other Persons having business relationships with Riesling or its Subsidiaries.

4.5 Negative Obligations.

(a) Without limiting the obligations set forth in Section 4.3, except (i) as expressly required by this Agreement or the Support Agreement, (ii) as set forth in Section 4.5(a) of the Chardonnay Disclosure Schedule, or (iii) with the prior written consent of Riesling, at all times during the Pre-Closing Period, Chardonnay shall not, nor shall it cause or permit any Subsidiary of Chardonnay to, do any of the following:

(i) declare, accrue, set aside or pay any dividend or make any other distribution, whether payable in cash, stock or other property, in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire, directly or indirectly, any shares of capital stock or other securities (except for shares of Chardonnay Common Stock from terminated employees of Chardonnay);

(ii) except for contractual commitments in place at the date of this Agreement pursuant to Contracts accurate and complete copies of which have been made available to Riesling prior to the date hereof, sell, issue, transfer, pledge or grant, or authorize the issuance of or make any commitments to do any of the foregoing with respect to: (i) any capital stock or other security (except for Chardonnay Common Stock issued upon the valid exercise of outstanding Chardonnay Stock Options and Chardonnay RSUs); (ii) any option, warrant or right to acquire any capital stock or any other security; or (iii) any instrument convertible into or exchangeable for any capital stock or other security;

(iii) amend the certificate of incorporation, bylaws or other charter or organizational documents of Chardonnay or any Subsidiary of Chardonnay, or effect or be a party to or authorize or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, or reverse stock split, except for the Contemplated Transactions;

(iv) form any new Subsidiary or acquire any equity interest or other material interest in any other Person;

(v) lend money to any Person, or incur, assume guarantee or otherwise become liable for any Indebtedness, or make any loans, advances or capital contributions to, or investments in, any other Person (other than for expense advances in the Ordinary Course of Business not in excess of $100,000 in the aggregate); issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities; guarantee any debt securities of others; or, make any capital expenditures or commitments in excess of $100,000 in the aggregate;

(vi) except for contractual commitments in place at the date of this Agreement pursuant to Contracts accurate and complete copies of which have been made available to Riesling prior to the date hereof, (A) adopt, establish or enter into any Chardonnay Employee Program; (B) cause or permit any Chardonnay Employee Program to be amended other than as required by Law or in order to make amendments for the purposes of Section 409A of the Code; (C) grant, make or pay any severance, bonus or profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, employees or consultants or (D) hire any new employee or consultant;

(vii) enter into any transaction outside the Ordinary Course of Business that involves payments and/or for a value in excess of $100,000 or that is otherwise material;

(viii) sell, lease, pledge or otherwise dispose of any of its material assets or properties, or grant any Encumbrance with respect to such assets or properties, other than sales of assets in the Ordinary Course of Business at not less than fair market value for consideration not greater than $100,000 individually and $500,000 in the aggregate;

(ix) make, change or revoke any material Tax election; change (or request any Taxing Authority to change) any material Tax accounting method; settle or compromise any material Tax claim or liability; file any material amendment to any Tax Return relating to income Tax or to any other material Tax; enter into any material Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement, other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers or landlords; enter into any material closing agreement relating to Taxes; file any material Tax Return other than one prepared in a manner consistent with past practice or differing from past practice only as required by Law; apply for or enter into any ruling from any Taxing Authority with respect to material Taxes; surrender any right to claim a material Tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(x) enter into any Contract that would be a Chardonnay Material Contract, or amend or terminate or waive or grant any release or relinquishment of any material rights under, or renew, any Chardonnay Material Contract;

(xi) (A) commence any Legal Proceeding other than (x) for routine collection of bills or (y) for a breach of this Agreement, (B) release, assign, compromise, pay, discharge, waive, settle, agree to settle, or satisfy any Legal Proceeding (including any Legal Proceeding relating to this Agreement or the Merger) or other rights, claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the release, assignment, compromise, payment, discharge, waiver, settlement or satisfaction of claims, liabilities or obligations incurred in the Ordinary Course of Business that involve amounts not to exceed $100,000 individually or $500,000 in the aggregate that (x) do not require any actions or impose any restrictions on the business or operations of Chardonnay or any of its Subsidiaries or impose any other injunctive or equitable relief, (y) provide for the complete release of Chardonnay and its Subsidiaries of all claims and (z) do not provide for any admission of liability by Chardonnay or any of its Subsidiaries or (C) waive any claims of substantial value;

(xii) except for transactions among Chardonnay and its Subsidiaries or among the Chardonnay Subsidiaries, directly or indirectly, sell, transfer, lease, pledge, mortgage, encumber or otherwise dispose of any of its property or assets (including stock or other ownership interests of its Subsidiaries or of any other Person and including transfers of project equipment), except for property and/or assets at not less than fair market value for consideration not greater than $100,000 individually and $500,000 in the aggregate;

(xiii) materially change any of the accounting methods, principles or practices used by it unless required by a change in GAAP or Law;

(xiv) fail to duly and timely file all material reports and other material documents required to be filed with all Governmental Authorities and other authorities (including the NYSE MKT), subject to extensions permitted by applicable Law; or

(xv) agree to take, take or permit any Subsidiary of Chardonnay to take or agree to take, any of the actions specified in clauses (i) through (xiv) of this Section 4.5(a).

(b) Without limiting the obligations set forth in Section 4.4, except (i) as expressly required by this Agreement or the Support Agreement, (ii) as set forth in Section 4.5(b) of the Riesling Disclosure Schedule, or (iii) with the prior written consent of Chardonnay, at all times during the Pre-Closing Period, Riesling shall not, nor shall it cause or permit any Subsidiary of Riesling to, do any of the following:

(i) declare, accrue, set aside or pay any dividend or make any other distribution, whether payable in cash, stock or other property, in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire, directly or indirectly, any shares of capital stock or other securities (except for Riesling Ordinary Shares from terminated employees of Riesling);

(ii) except for contractual commitments in place at the date of this Agreement pursuant to Contracts accurate and complete copies of which have been made available to Chardonnay prior to the date hereof, sell, issue, transfer, pledge or grant, or authorize the issuance of or make any commitments to do any of the foregoing with respect to: (i) any capital stock or other security (except for Riesling Ordinary Shares issued upon the valid exercise of outstanding Riesling Stock Options); (ii) any option, warrant or right to acquire any capital stock or any other security; or (iii) any instrument convertible into or exchangeable for any capital stock or other security;

(iii) amend the Riesling Articles of Association, Riesling Bylaws or other charter or organizational documents of Riesling or any of its Subsidiaries, or effect or be a party to or authorize or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(iv) form any Subsidiary or acquire any equity interest or other interest, in excess of €5,000,000, in any other Person;

(v) materially change any of the accounting methods, principles or practices used by it unless required by a change in Law or (A) German GAAP, with respect to Riesling or (B) French GAAP, with respect to Samadhi;

(vi) lend money to any Person, or incur or guarantee any Indebtedness for borrowed money; issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities; guarantee any debt securities of others, in each case other than in the Ordinary Course of Business; or

(vii) agree to take, take or permit any Subsidiary of Riesling to take or agree to take, any of the actions specified in clauses (i) through (v) of this Section 4.5(b).

4.6 Riesling Non-Solicitation.

Unless and until the earlier of (i) the Closing Date and (ii) the termination of this Agreement in accordance with the provisions of Section 9, without the prior written consent of Chardonnay, Riesling shall not, and shall not permit any of its Subsidiaries or any Representative of any of Riesling or its Subsidiaries to (A) initiate, solicit, seek or knowingly encourage any inquiries, proposals or offers that constitute or would reasonably be expected to lead to, a Riesling Acquisition Proposal or (B) enter into any binding agreement relating to a Riesling Acquisition Proposal, or enter into any agreement or agreement in principle requiring Riesling to abandon, terminate or fail to consummate the transactions contemplated hereby or resolve, propose or agree to do any of the foregoing; provided, however, that, upon providing prior written notice to Chardonnay, Riesling may engage or participate in any discussions or negotiations regarding, or furnish any nonpublic information to any Person in connection with, any unsolicited inquiries, proposals or offers related to a Riesling Acquisition Proposal, and enter into any related confidentiality agreements with any such Person. Riesling shall notify Chardonnay promptly after receipt of any Riesling Acquisition Proposal, any proposals or inquiries that would reasonably be expected to lead to a Riesling Acquisition Proposal, or any inquiry or request for nonpublic information relating to Riesling by any Person who has made or would reasonably be expected to make any Riesling Acquisition Proposal. Such notice shall indicate the identity of the Person making the Riesling Acquisition Proposal, inquiry or request, and the material terms and conditions of any such proposal or offer or the nature of the information requested pursuant to such inquiry or request.

4.7 No Solicitation by Chardonnay.

(a) Unless and until this Agreement is terminated in accordance with the provisions of Section 9, Chardonnay shall not, and shall cause each of its Subsidiaries and Peak6 and its and their respective officers and directors not to, and shall use its reasonable best efforts to cause its or their respective employees (other than Peak6 employees), investment bankers, financial advisors, attorneys, accountants, brokers, finders or other representatives, not to, directly or indirectly (A) initiate, solicit, seek or knowingly facilitate or encourage (including by way of furnishing non-public information) any inquiries, proposals or offers that constitute, or would reasonably be expected to lead to, a Chardonnay Acquisition Proposal, (B) engage or participate in any discussions or negotiations regarding, or furnish any nonpublic information to any Person in connection with or for the purpose of encouraging or facilitating, any inquiries, proposals or offers that constitute, or would reasonably be expected to lead to, a Chardonnay Acquisition Proposal, or (C) enter into any letter of intent, commitment, agreement in principle or other similar type of agreement providing for a Chardonnay Acquisition Proposal (whether written or oral, binding or nonbinding), or resolve, propose, recommend or agree to do any of the foregoing. Chardonnay shall, and shall cause each of its Subsidiaries and Peak6 and each of its and their respective officers and directors, and use reasonable best efforts to cause each of its and their respective investment bankers, financial advisors, attorneys, accountants, brokers, finders or other representatives engaged by Chardonnay with respect to any Chardonnay Acquisition Proposal, to immediately cease any solicitation, encouragement, discussions or negotiations with any Persons that may be ongoing with respect to a Chardonnay Acquisition Proposal, and immediately instruct any Person in possession of confidential information about Chardonnay that was furnished after January 1, 2016 by or on behalf of Chardonnay in connection with any actual or potential Chardonnay Acquisition Proposal to return or destroy all such information or documents or material incorporating such information in the possession of such Person or any of such Person’s representatives. Notwithstanding anything to the contrary contained in this Agreement, Chardonnay and its Subsidiaries and its and their Representatives may in any event inform a Person that has made a Chardonnay Acquisition Proposal of the provisions of this Section 4.7.

Except to the extent necessary to take any actions that Chardonnay or any third party would otherwise be permitted to take pursuant to this Section 4.7 (and in such case only in accordance with the terms hereof), (i) Chardonnay and its Subsidiaries shall not release any third party from, or waive, amend or modify any provision of, or grant permission under any confidentiality or standstill provision in any agreement to which Chardonnay or any of its Subsidiaries is a party related to or entered into in combination with any actual or potential Chardonnay Acquisition Proposal, and (ii) Chardonnay shall, and shall cause its Subsidiaries to use, reasonable best efforts to enforce the confidentiality and standstill provisions of any such agreement, and Chardonnay shall, and shall cause its Subsidiaries to, except as would not be adverse to Riesling, immediately take all steps necessary to terminate any waiver that may have been heretofore granted and is capable of being terminated, to any Person other than Riesling or any of Riesling’s Subsidiaries or Affiliates, under any such provisions; provided, that to the extent that the Chardonnay Board shall have determined in good faith (after consultation with its outside legal counsel) that the failure to take, or the taking of, any of the foregoing actions is inconsistent with its fiduciary obligations, Chardonnay may, upon delivery of advance written notice to Riesling, waive any such confidentiality, standstill or similar provisions solely to the extent necessary to permit a third-party to make, on a confidential basis to the Chardonnay Board, a Chardonnay Acquisition Proposal, conditioned upon such third-party agreeing that Chardonnay shall not be prohibited from providing any information to Riesling (including regarding any such Chardonnay Acquisition Proposal) in accordance with, and otherwise complying with, this Section 4.7.

(b) Notwithstanding the limitations set forth in the preceding Section 4.7(a) or anything else in this Agreement, prior to the approval of the Chardonnay Stockholder Proposal at the Chardonnay

Stockholder Meeting, Chardonnay may take the following actions in response to a bona fide unsolicited written Chardonnay Acquisition Proposal that did not result from any breach of this Section 4.7, received after the date hereof that the Chardonnay Board has determined, in good faith, after consultation with its outside counsel and nationally recognized independent financial advisors, constitutes, or would reasonably be expected to result in, a Chardonnay Superior Offer: (1) furnish nonpublic information regarding Chardonnay that has been previously provided to, or is being provided substantially contemporaneously to, Riesling, to the third party making the Chardonnay Acquisition Proposal and its Representatives (and any financing sources); and (2) engage in and facilitate discussions or negotiations with the third party making the Chardonnay Acquisition Proposal and its Representatives (and any financing sources) with respect to such Chardonnay Acquisition Proposal; provided, that Chardonnay receives from such third party an executed confidentiality agreement the terms of which are no less protective of the confidential information of Chardonnay than those contained in the Confidentiality Agreement; provided, that such confidentiality agreement (x) shall not prohibit compliance by Chardonnay with any of the provisions of this Section 4.7 and (y) may contain a less restrictive standstill restriction or no standstill restriction, in which case the Confidentiality Agreement shall be deemed to be amended to contain only such less restrictive provision, or to omit such provision, as applicable.

(c) Chardonnay shall notify Riesling promptly (and in no event later than 48 hours) after receipt of any Chardonnay Acquisition Proposal, any proposals or inquiries that would reasonably be expected to lead to a Chardonnay Acquisition Proposal, any written expression by any Person that it is considering or may engage in a Chardonnay Acquisition Proposal or any inquiry or request for nonpublic information relating to Chardonnay by any Person who has made or would reasonably be expected to make any Chardonnay Acquisition Proposal. Such notice shall be provided orally and in writing and shall indicate the identity of the Person making the Chardonnay Acquisition Proposal, inquiry or request, and the material terms and conditions of any such proposal or offer or the nature of the information requested pursuant to such inquiry or request. Chardonnay shall promptly (and in no event later than 48 hours after receipt) provide copies to Riesling of any written proposals, indications of interest, and/or draft agreements relating to such Chardonnay Acquisition Proposal. Without limiting the foregoing, Chardonnay shall keep Riesling reasonably informed of any material developments, discussions or negotiations regarding any such Chardonnay Acquisition Proposal or potential Chardonnay Acquisition Proposal (including by promptly (and in no event later than 48 hours after receipt) providing to Riesling copies of any additional or revised written proposals, indications of interest, and/or draft agreements) and upon the request of Riesling shall apprise Riesling of the status of such Chardonnay Acquisition Proposal. Chardonnay shall substantially contemporaneously provide to Riesling any material nonpublic information concerning Chardonnay provided to any other Person in connection with any Chardonnay Acquisition Proposal that was not previously provided to Riesling.

(d) Unless and until this Agreement is terminated in accordance with the provisions of Section 9 and except as expressly permitted by Section 4.7(e), neither the Chardonnay Board nor any committee of the Chardonnay Board shall (i) (A) fail to include the Chardonnay Board Recommendation in the Proxy Statement, (B) withhold, withdraw, amend, qualify or change, or authorize or publicly propose to withhold, withdraw, amend, qualify or change, in a manner adverse to Riesling, the Chardonnay Board Recommendation or (C)

approve, adopt or recommend or propose publicly to approve, adopt or recommend any Chardonnay Acquisition Proposal, (D) take any formal action or make any public recommendation or public statement in connection with a tender offer or exchange offer (other than a recommendation against such offer or a customary “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, in each case that includes a reaffirmation of the Chardonnay Board Recommendation), it being understood that the Chardonnay Board may refrain from taking a position with respect to such a tender offer or exchange offer until the close of business as of the tenth Business Day after the commencement of such tender offer or exchange offer pursuant to Rule 14d-9(f) under the Exchange Act without such action being considered a Chardonnay Change of Recommendation or (E) fail to publicly recommend against a Chardonnay Acquisition Proposal and reaffirm the Chardonnay Board Recommendation following the public making of a Chardonnay Acquisition Proposal within ten (10) Business Days following any request by Riesling, which request Riesling shall make no more than two times during the pendency of any Chardonnay Acquisition Proposal (any action described in this sentence being referred to as a “Chardonnay Change of Recommendation”) or (ii) except for confidentiality and similar agreements permitted by this Section 4.7, authorize, cause or permit Chardonnay or any of its Subsidiaries to enter into any letter of intent, agreement, commitment or agreement in principle with respect to any Chardonnay Acquisition Proposal.

(e) Notwithstanding the limitations set forth in the preceding Section 4.7(d) or anything else in this Agreement, at any time prior to the approval of the Chardonnay Stockholder Proposal at the Chardonnay Stockholder Meeting, the Chardonnay Board may

(x) make a Chardonnay Change of Recommendation in response to (1) an Intervening Event or (2) Chardonnay receiving a bona fide, unsolicited Chardonnay Acquisition Proposal that did not result from any breach of this Section 4.7 that the Chardonnay Board has determined in good faith (after consultation with Chardonnay’s outside legal and financial advisors) constitutes a Chardonnay Superior Offer, in each case, if the Chardonnay Board has determined in good faith (after consultation with Chardonnay’s outside legal and financial advisors) that the failure to do so would be inconsistent with the Chardonnay Board’s duties under applicable Law, or

(y) cause Chardonnay to terminate this Agreement in accordance with Section 9.1(h), pay, prior to or simultaneously with and as a condition precedent to such termination, the fee contemplated by Section 9.3(a)(ii), and enter into a binding written agreement with respect to a bona fide, unsolicited written Chardonnay Acquisition Proposal not resulting from any breach of this Section 4.7 that the Chardonnay Board has determined in good faith (after consultation with Chardonnay’s outside legal and financial advisors) constitutes a Chardonnay Superior Offer if the Chardonnay Board has determined in good faith (after consultation with Chardonnay’s outside legal and financial advisors) that the failure to do so would be inconsistent with the Chardonnay Board’s duties under applicable Law; provided, that, prior to taking any action under the preceding clause (x) or (y),

(A) Chardonnay shall have complied with this Section 4.7 in all material respects,

(B) Chardonnay shall provide Riesling with five (5) Business Days’ prior written notice advising Riesling that it intends to take such action and (1) in the case of such an action taken in connection with an Intervening Event, a reasonable description of such Intervening Event or (2) in the case of such an action taken in connection with a Chardonnay Superior Offer, attaching a copy of such Chardonnay Superior Offer, a copy of the relevant proposed transaction agreements and a copy of any financing commitments relating thereto and a written summary of the material terms of such Chardonnay Superior Offer not made in writing, including with respect to any financing commitments relating thereto,

(C) Chardonnay has negotiated, and caused its Representatives to negotiate, in good faith with Riesling during such notice period, to the extent Riesling wishes to negotiate, to enable Riesling to propose revisions to the terms of this Agreement such that it would cause such Chardonnay Superior Offer to no longer constitute a Chardonnay Superior Offer, or, in the case such notice was delivered in connection with an Intervening Event, such that the failure to make a Chardonnay Change of Recommendation is not inconsistent with the Chardonnay Board’s duties under applicable Law,

(D) following the end of such notice period, the Chardonnay Board shall have considered in good faith any revisions to the terms of this Agreement offered in writing by Riesling, and shall have determined, after consultation with its outside financial advisors and outside legal counsel, that the Chardonnay Superior Offer would nevertheless continue to constitute a Chardonnay Superior Offer if the revisions offered by Riesling were to be given effect, or, in the case such notice was delivered in connection with an Intervening Event, that the failure to make a Chardonnay Change of Recommendation nevertheless continues to be inconsistent with the Chardonnay Board’s duties under applicable Law, and

(E) in the case only of such an action taken in connection with a Chardonnay Superior Offer, in the event of each and every change to any of the financial terms (including the form, amount and timing of payment of consideration) or any material change to the facts and circumstances relating to such Intervening Event, Chardonnay shall, in each case, have delivered to Riesling an additional notice consistent with that described in clause (B) above of this proviso and a new notice period under clause (B) of this proviso shall commence (except that the five (5) Business Day period notice period referred to in clause (B) above of this proviso shall instead be equal to the longer of (I) three (3) Business Days and (II) the period remaining under the notice period under clause (B) of this proviso immediately prior to the delivery of such additional notice under this clause (E)) during which time Chardonnay shall be required to comply with the requirements of this Section 4.7(e) anew with respect to such additional notice, including clauses (B) through (E) above of this proviso.

(f) Nothing in this Agreement shall prohibit Chardonnay from complying with Rule 14e-2 or Rule 14d-9 promulgated under the Exchange Act or the Chardonnay Board from making any disclosure to the holders of Chardonnay Common Stock if the

Chardonnay Board determines, in the good faith judgment of the Chardonnay Board (after consultation with its outside legal counsel), that making such disclosure would be required to comply with its duties under applicable Laws; provided, that any such position or disclosure (other than a customary “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, in each case that includes a reaffirmation of the Chardonnay Board Recommendation) shall be deemed to be a Chardonnay Change of Recommendation unless the Chardonnay Board expressly and concurrently reaffirms the Chardonnay Board Recommendation.

4.8 Merger Sub Stockholder Approval.

New Parent, in its capacity as the sole stockholder of Merger Sub, shall approve the Merger within one (1) Business Day of the date of this Agreement.

Section 5. ADDITIONAL AGREEMENTS OF THE PARTIES

5.1 Disclosure Documents.

(a) As promptly as practicable after the date of this Agreement:

(i) New Parent and Riesling, in cooperation with Chardonnay, shall prepare and file with the SEC a registration statement on Form F-4 (or such successor form as shall then be appropriate) (the “Form F-4”) in connection with the registration under the Securities Act of the New Parent Ordinary Shares to be issued by virtue of the Share Exchange and the Merger and Chardonnay, in cooperation with New Parent and Riesling, shall prepare a proxy statement relating to the Chardonnay Stockholder Meeting (together with any amendments thereof or supplements thereto, the “Proxy Statement”), which shall be included as a part of the Form F-4 (the Proxy Statement and the Form F-4, collectively, the “Registration Statement”), and

(ii) Each of New Parent and Riesling shall use its reasonable best efforts to cause the Depositary to prepare and file the registration statement on Form F-6 (or such successor form as shall then be appropriate) to be filed with the SEC by the Depositary in connection with the New Parent ADSs (the “Form F-6”).

(b) Each of Chardonnay, New Parent and Riesling shall use its reasonable best efforts to have the Form F-4 and Form F-6 declared or become effective under the Securities Act as promptly as practicable and to keep the Form F-4 and Form F-6 effective as long as is necessary to consummate the Merger, and shall take all or any action required under any applicable federal and state securities and other Laws in connection with the issuance of New Parent Ordinary Shares, New Parent ADSs and New Parent ADRs pursuant to the Share Exchange and the Merger. Each of Chardonnay, New Parent and Riesling shall use their respective reasonable best efforts to cause all documents that it is responsible for filing with the SEC in connection with the Contemplated Transactions to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Each of Chardonnay, Merger Sub, New Parent and Riesling shall furnish all information concerning itself and their Subsidiaries, as applicable, to the other Parties as the other Parties may reasonably request in connection with such actions and the preparation of the Registration Statement and the Proxy Statement.

(c) Chardonnay shall use its reasonable best efforts to cause the Proxy Statement to be mailed to its stockholders as promptly as practicable after the Registration Statement is declared effective by the SEC. If Chardonnay, Merger Sub, New Parent or Riesling become aware of any event or information that, pursuant to the Securities Act or the Exchange Act or otherwise, should be disclosed in an amendment or supplement to the Registration Statement or Proxy Statement, as the case may be, then such Party, as the case may be, shall promptly inform the other Parties thereof and shall cooperate with such other Parties in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to the Chardonnay stockholders.

(d) Prior to filing the Registration Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, Riesling and New Parent shall provide Chardonnay a reasonable opportunity to review and comment on such document or response and shall discuss with Chardonnay and include in such document or response, comments reasonably and promptly proposed by Chardonnay. Riesling and New Parent will advise Chardonnay, promptly after Riesling and New Parent receive notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of New Parent Ordinary Shares and/or New Parent ADSs or New Parent ADRs for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

(e) Prior to responding to any comments of the SEC with respect to the Proxy Statement, Chardonnay shall provide New Parent and Riesling a reasonable opportunity to review and comment on such document or response and shall discuss with New Parent and Riesling and include in such document or response, comments reasonably and promptly proposed by New Parent and Riesling. Chardonnay will advise New Parent and Riesling, promptly after Chardonnay receives notice thereof, of any request by the SEC for the amendment or supplement of the Proxy Statement or for additional information.

(f) Each of Riesling, New Parent and Chardonnay shall cause the information provided by it and its respective Subsidiaries for inclusion in the Registration Statement to not, on the date the Registration Statement is filed with the SEC, at any time it is amended or supplemented, or at the time it becomes effective under the Securities Act, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading at the time and in light of the circumstances under which such statement is made. Each of Riesling, New Parent and Chardonnay further shall cause the information provided by its and its Subsidiaries for inclusion in the Proxy Statement to not, on the date the Proxy Statement is first mailed to the Chardonnay stockholders or at the time of the Chardonnay Stockholder Meeting, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading at the time and in light of the circumstances under which such statement is made.

(g) As promptly as practicable after the date of this Agreement, the Parties shall prepare and file any other filings required under the Exchange Act, the Securities Act or any other federal or state securities Law or German Law relating to the Merger and the other Contemplated Transactions.

(h) As promptly as practicable after the date of this Agreement:

(i) Riesling, New Parent and Chardonnay shall cooperate to prepare pro forma financial information and pro forma financial statements and materials for inclusion in the Registration Statement and provide customary estimates and other forward-looking financial information regarding the future performance of the business of New Parent and its Subsidiaries, and each provide customary authorization and management representation letters in connection therewith;

(ii) each of Riesling and Chardonnay shall use commercially reasonable efforts to cause their respective independent accountants to provide assistance and cooperation to New Parent, including participating in a reasonable number of drafting sessions and accounting due diligence sessions providing consents to New Parent to use its audit reports relating to New Parent; and

(iii) Riesling, New Parent and Chardonnay shall cooperate to furnish and prepare all financial and other pertinent information regarding New Parent and its Subsidiaries as may be necessary in connection with the Registration Statement, including all historical financial statements and historical financial data regarding Chardonnay and its subsidiaries, in each case (1) prepared in accordance with IFRS or GAAP, as the case may be, and (2) that is required by accounting rules and regulations of the SEC and the NYSE MKT.

(i) At the Effective Time, New Parent shall execute a registration rights agreement, in the form attached hereto as Exhibit H (the “Registration Rights Agreement”), with certain stockholders of Chardonnay and Riesling listed on Schedule 3 hereto.

5.2 Chardonnay Stockholder Approval.

(a) Chardonnay Stockholder Meeting.

(i) Chardonnay shall take all action necessary in accordance with applicable Laws, the rules of the NYSE MKT and the Chardonnay Charter and Chardonnay Bylaws to duly call, set a record date for, give notice of, convene and hold a meeting of the holders of Chardonnay Common Stock (the “Chardonnay Stockholder Meeting”) as promptly as practicable after the date the Registration Statement is declared effective under the Securities Act (except as provided in this Section 5.2(a)), and in any event (but subject to the following sentence) no later than forty-five (45) days following the date of effectiveness of the Registration Statement, to consider and vote on a proposal to adopt this Agreement and the Merger (the “Chardonnay Stockholder Proposal”). If (i) on the scheduled date of the Chardonnay Stockholder Meeting, Chardonnay has not obtained the Chardonnay Stockholder Approval, or if the Chardonnay Board (following consultation with legal counsel) determines that the failure to adjourn or postpone the Chardonnay Stockholder Meeting would violate applicable Law, Chardonnay shall have the right, after consultation with Riesling, to adjourn or postpone the

Chardonnay Stockholder Meeting to a later date or dates, such later date or dates not to exceed thirty (30) days from the original date that the Chardonnay Stockholder Meeting was scheduled for the Chardonnay Stockholder Proposal, without the prior written consent of Riesling, or (ii) after consultation with Riesling, Chardonnay reasonably determines that adjournment or postponement is required in connection with any amendments or supplements made or required in or in connection with the Registration Statement or the Proxy Statement after the Registration Statement has been declared effective, in which case Chardonnay shall have the right to adjourn or postpone the Chardonnay Stockholder Meeting to such later date or dates as is necessary to ensure that such amendment or supplement is provided to the shareholders of Chardonnay within a reasonable amount of time in advance of the Chardonnay Stockholder Meeting.

(ii) Subject to Section 4.7, the Proxy Statement shall include the Chardonnay Board Recommendation and any other materials required to be provided to the stockholders of Chardonnay pursuant to the DGCL. Chardonnay shall use reasonable best efforts to cause the Proxy Statement to comply in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder and to satisfy all rules of the NYSE MKT.

(b) Subject to the provisions of Section 4.7, unless the Chardonnay Board shall have made a Chardonnay Change of Recommendation, Chardonnay shall use its reasonable best efforts to solicit from the Chardonnay stockholders proxies in favor of the Chardonnay Stockholder Proposals and to ensure that all proxies solicited in connection with the Chardonnay Stockholder Meeting are solicited in compliance with all applicable Laws. Notwithstanding any Chardonnay Change of Recommendation, unless this Agreement shall have been terminated in accordance with its terms, Chardonnay shall not submit any Chardonnay Acquisition Proposal for approval by the Chardonnay stockholders.

5.3 Regulatory Approvals. Each Party shall use its reasonable best efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Authority with respect to the Merger and the other Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Authority.

5.4 Chardonnay Stock Options and RSUs.

(a) Immediately prior to the Effective Time, each Chardonnay RSU that is outstanding shall, without any action on the part of New Parent, Riesling, Chardonnay or any other Person, be accelerated as to vesting and payment (if required) and converted into one share of Chardonnay Common Stock. Any such payment with respect to a Chardonnay RSU shall be subject to all applicable federal, state and local tax withholding requirements.

(b) Prior to the Effective Time, Chardonnay shall establish a trust (which shall not be affiliated with either Riesling or Chardonnay) pursuant to a trust agreement,

the terms of which shall be subject to the consent of Riesling, not to be unreasonably withheld, and the purpose of which shall be to hold shares of Chardonnay Common Stock (prior to the Merger and New Parent ADS thereafter) issuable to holders of Chardonnay Stock Options outstanding immediately prior to the Effective Time (the “Chardonnay Trust”). Prior to the Effective Time, Chardonnay shall issue and deliver to the Chardonnay Trust such number of shares of Chardonnay Common Stock as shall be necessary to satisfy the obligations under all unexercised Chardonnay Stock Options as of immediately prior to the Effective Time.

(c) At the Effective Time, each Chardonnay Stock Option shall cease to represent a right to acquire shares of Chardonnay Common Stock and shall be converted, at the Effective Time, into an award to acquire from the Chardonnay Trust, on the same terms and conditions as were applicable under the Chardonnay Stock Option (but taking into account any changes thereto, by reason of this Agreement or the transactions as may be provided for in the Chardonnay Stock Option Plans, in any award or other agreement or in such award), that number of New Parent ADSs determined by multiplying the number of shares of Chardonnay Common Stock subject to such Chardonnay Stock Option by the Exchange Ratio, with the result rounded down to the nearest whole New Parent ADS, and, with respect to options, at a price per share equal to the per share exercise price specified in such Chardonnay Stock Option or Chardonnay Stock Option Plan, as applicable, divided by the Exchange Ratio, with the result rounded up to the nearest whole cent; provided, that in the case of any Chardonnay Stock Option and to which Section 421 of the Code applies by reason of its qualification under Section 422 of the Code, the option price, the number of shares subject to such Chardonnay Stock Option and the terms and conditions related to the exercise of such Chardonnay Stock Option shall be determined in a manner consistent with the requirements of Section 424(a) of the Code; provided, further, that in the case of any Chardonnay Stock Option to which Section 421 of the Code applies by reason of its qualification under Section 423 of the Code, the option price, the number of shares subject to such Chardonnay Stock Option and the terms and conditions related to the exercise of such Chardonnay Stock Option shall be determined in a manner consistent with the requirements of Section 424(a) of the Code and the adjustment to the exercise price shall only apply to the determination of the exercise price of the Chardonnay Stock Option at the beginning of such option’s offering period.

(d) Prior to the Effective Time, Chardonnay shall deliver to the holders of Chardonnay Stock Options and Chardonnay RSUs appropriate notices setting forth such holders’ rights with respect to the foregoing subsections (a) and (c). The agreements evidencing the grants of such Chardonnay Stock Options and Chardonnay RSUs shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 5.4).

(e) No later than two (2) Business Days following the Effective Time, New Parent shall file a registration statement on Form S-8 (or any successor or other appropriate forms), with respect to New Parent ADSs subject to the Chardonnay Stock Options and shall use reasonable best efforts to maintain the effectiveness of such registration statement or registration statements for so long as such Chardonnay Stock Options remain outstanding.

5.5 Indemnification of Officers and Directors.

(a) For not less than six (6) years from and after the Effective Time, New Parent shall, and shall cause the Surviving Corporation to, indemnify and hold harmless all past and present directors, officers and employees of Chardonnay and the Chardonnay Subsidiaries (collectively, the “Indemnified Parties”) against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by Law), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, investigation, suit or proceeding in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger or any of the other Contemplated Transactions), whether asserted or claimed prior to, at or after the Effective Time, in connection with such persons serving as an officer, director, employee or other fiduciary of Chardonnay or any of the Chardonnay Subsidiaries or of any Person if such service was at the request or for the benefit of Chardonnay or any of the Chardonnay Subsidiaries, to the fullest extent permitted by Law. All rights to indemnification, exculpation or advancement of expenses now existing in favor of, and all limitations on the personal liability of, each Indemnified Party provided for in the organizational documents of Chardonnay or any Chardonnay Subsidiary in effect as of the date hereof or in any agreements of Chardonnay or any Chardonnay Subsidiary with any Indemnified Party shall survive the Merger and continue to be honored and in full force and effect until six (6) years after the Effective Time. Additionally, with respect to the first sentence of this Section 5.5(a), all such obligations and rights in respect of any claims asserted or made within such period by any Indemnified Party, or in respect of any matter with respect to which notice is provided to New Parent or the Surviving Corporation by any Indemnified Party, shall continue until the disposition of such claim and final disposition of any such matter. The certificate of incorporation and bylaws of the Surviving Corporation will contain provisions with respect to indemnification, exculpation from liability and advancement of expenses that are at least as favorable as those in the Chardonnay Charter and Chardonnay Bylaws as of the date hereof, and during such six (6) year period following the Effective Time, New Parent shall not and shall cause the Surviving Corporation not to amend, repeal or otherwise modify such provisions in any manner that would adversely affect the rights thereunder of any Indemnified Party in respect of actions or omissions occurring at or prior to the Effective Time except as required by applicable Law.

(b) Chardonnay may, and if not done by Chardonnay prior to the Closing then New Parent shall, effective at the Closing, purchase a six-year “tail” policy under Chardonnay’ existing directors’ and officers’ liability insurance policy, with an effective date as of the Closing (provided that either such party may substitute therefor policies of at least the same coverage containing terms and conditions that are not less favorable in any material respect); provided that in no event shall either such party be required to expend an aggregate amount that is greater than 250% of the current annual premiums paid by such party for such insurance.

(c) The provisions of this Section 5.5 are intended to be for the benefit of, and shall be enforceable by, each of the Persons indemnified hereby, and his or her heirs and

Representatives, and may not be amended, altered or repealed without the written consent of any such Person affected by such amendment, alteration or repeal. The provisions in this Section 5.5 are intended to be in addition to the rights otherwise available to the Indemnified Parties by Laws, charters, bylaws or agreements.

(d) If New Parent or the Surviving Corporation or any of the successors or assigns of New Parent or the Surviving Corporation (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of New Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.5.

5.6 Additional Agreements.

The Parties shall use commercially reasonable efforts to cause to be taken all actions necessary to consummate the Merger and make effective the other Contemplated Transactions. Without limiting the generality of the foregoing, each Party: (i) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Merger and the other Contemplated Transactions; (ii) shall use commercially reasonable efforts to obtain each consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Merger or any of the other Contemplated Transactions or for such Contract to remain in full force and effect; (iii) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Merger or any of the other Contemplated Transactions; and (iv) shall use commercially reasonable efforts to satisfy all conditions precedent to the Merger and except as contemplated hereby shall not enter into any transaction or take any action after the date of this Agreement that is intended to, or that would reasonably be expected to, prevent or materially impair the satisfaction of any such condition precedent.

5.7 Disclosure.

Without limiting any of any Party’s obligations under the Confidentiality Agreement, each Party shall not, and shall not permit any of its Subsidiaries or any Representative of such Party to, issue any press release or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding the Merger or any of the other Contemplated Transactions unless: (a) the other Parties have approved such press release or disclosure in writing; or (b) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Laws or by the rules of an applicable stock exchange and, to the extent practicable, before such press release or disclosure is issued or made, such Party advises the other Parties of, and consults with the other Parties regarding, the text of such press release or disclosure; provided, that each of Riesling and Chardonnay may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent in scope and substance with previous press releases, public disclosures or public statements made by Riesling or Chardonnay in compliance with this Section 5.7.

5.8 Listing.

Each of New Parent and Riesling shall use its reasonable best efforts to cause the New Parent ADRs being issued in the Merger, including the New Parent ADRs issuable in connection with the assumption of Chardonnay Stock Options and Chardonnay RSUs, to be approved for listing (subject to notice of issuance) on the NYSE MKT at or prior to the Effective Time.

5.9 Tax Matters.

(a) Tax Opinion.

(i) New Parent, Riesling and Chardonnay will use their reasonable best efforts in order for Chardonnay to obtain the opinion of its Tax counsel, Morrison & Foerster LLP, in form and substance reasonably acceptable to Chardonnay, dated as of the Closing Date (or such earlier date as such opinion may be required to establish the Reorganization Initiation Date pursuant to Section 1.8(a)(iii)(A)), on the basis of the facts and customary representations and assumptions set forth or referred to in such opinion and the Tax Representation Letters, to the effect that, for U.S. federal income Tax purposes, (x) the Merger taken together with the Share Issuance and the Share Exchange either should qualify as a reorganization within the meaning of Section 368(a) of the Code or, when integrated with the Riesling Share Exchange, should be treated as a transaction described in Section 351(a) of the Code, or should qualify under both such provisions, and (y) Section 367(a)(1) of the Code should not apply to a stockholder’s surrender of Chardonnay Common Stock pursuant to this Agreement (except in the case of a Chardonnay stockholder who is or will be a “five-percent transferee shareholder,” within the meaning of Treasury Regulation Section 1.367(a)-3(c)(5)(ii), and does not enter into a gain recognition agreement in the form provided in Treasury Regulation Section 1.367(a)-8) (the “Tax Opinion”).

(ii) Riesling, New Parent and Chardonnay if required, will, as of the Closing Date (or such earlier date as the Tax Opinion may be required to establish the Reorganization Initiation Date pursuant to Section 1.8(a)(iii)(A)), execute and deliver to Morrison & Foerster LLP the Tax Representation Letters dated and executed as of the Closing Date (or such earlier date as the Tax Opinion may be required to establish the Reorganization Initiation Date pursuant to Section 1.8(a)(iii)(A)). In addition, Riesling, New Parent and Chardonnay, if required, will, as of the date the Registration Statement is declared effective, execute and deliver to Morrison & Foerster LLP the Tax Representation Letters, dated and executed as of such date.

(b) Chardonnay, New Parent, Merger Sub and Riesling shall use their respective reasonable best efforts to cause the Merger taken together with the Share Issuance and the Share Exchange to qualify as a “reorganization” under Section 368(a) of the Code and to be treated as a transaction described in Section 351(a) of the Code when integrated with the Riesling Share Exchange, and agree not to, and not to permit or cause any affiliate or any subsidiary to, take any actions or cause any action to be taken that would reasonably be expected (i) to prevent the Merger taken together with the Share Issuance and the Share Exchange from qualifying as a “reorganization” under Section 368(a) of the Code or from being treated as a transaction described in Section 351(a) of the Code when integrated with the Riesling Share Exchange, (ii) to result in gain being recognized pursuant to Section 367(a)(1) of the Code by Persons who are stockholders of Chardonnay immediately prior to the Effective Time (other than any stockholder that would be a “five-percent transferee shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of New Parent following the Merger that does not enter into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8), or (iii) to cause Chardonnay to be treated as an “expatriated entity” within the meaning of Section 7874(a)(2) of the Code as a result of the Merger and the Share Exchange.

(c) This Agreement is intended to constitute, and the Parties hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a). Chardonnay, New Parent, Merger Sub and Riesling will treat, and will not take any tax reporting position inconsistent with the treatment of, the Merger taken together with the Share Issuance and the Share Exchange as a “reorganization” within the meaning of Section 368(a) of the Code or a transaction described in Section 351(a) of the Code when integrated with the Riesling Share Exchange for U.S. federal, state and other relevant Tax purposes, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(d) New Parent intends and agrees that Merger Sub is being formed solely to participate in the Contemplated Transactions and will not carry on any business or incur any liabilities (other than in connection with the Contemplated Transactions).

(e) New Parent shall pay all transfer, documentary, sales, use, stamp, registration, value added and other similar Taxes and fees incurred in connection with the Merger and the other Contemplated Transactions, other than any such Taxes and fees imposed on holders of Chardonnay Common Stock as a result of the Merger.

5.10 Cooperation.

Each Party shall cooperate reasonably with the other Party and shall provide the other Party with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of their obligations under this Agreement and to enable the combined entity to continue to meet its obligations following the Closing.

5.11 Stockholder Litigation.

Until the earlier of the termination of this Agreement in accordance with its terms or the Effective Time, Chardonnay, on the one hand, and Riesling, on the other hand, each shall (a) promptly advise the other Party in writing of any stockholder litigation against it or its directors relating to this Agreement, the Merger, or the Contemplated Transactions and shall keep the other Party reasonably informed regarding such stockholder litigation and (b) except, in the case of Chardonnay, if the Chardonnay Board has made a Chardonnay Change of Recommendation, give the other Party the opportunity to participate (at the other Party’s expense) in the defense or settlement of any stockholder litigation relating to this Agreement or any of the Contemplated Transactions, and shall not settle any such litigation requiring payments outside of applicable insurance limits without the other Party’s written consent, which will not be unreasonably withheld, conditioned or delayed.

5.12 Section 16(b).

Chardonnay and Riesling shall take all steps reasonably necessary to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of Chardonnay (including derivative securities) in connection with the Merger and the other Contemplated Transactions by each individual who is a director or executive officer of Chardonnay to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.13 Riesling Directors and Officers.

Riesling shall use commercially reasonable efforts to obtain a directors and officers liability insurance policy covering the members of the Riesling Management Board from a financially sound and reputable insurer, in such amount and on such terms as is customary in the industry for a company of similar size and value with securities listed on the NYSE MKT and otherwise reasonably acceptable to Chardonnay.

5.14 Employee Matters.

(a) For a period of at least one (1) year following the Effective Time, New Parent shall, or shall cause the Surviving Corporation or one of its Subsidiaries to, provide each employee of Chardonnay and its Subsidiaries who continues to be employed by New Parent or its Subsidiaries (including, for the avoidance of doubt, the Surviving Corporation and its Subsidiaries) immediately following the Effective Time (each, a “Continuing Employee”) with compensation and benefit arrangements that are substantially comparable in the aggregate to the compensation and benefit arrangements provided by Chardonnay and its Subsidiaries immediately prior to the Effective Time.

(b) From and after the Effective Time, New Parent shall, or shall cause the Surviving Corporation or one of its Subsidiaries to, grant all of the Continuing Employees credit for any service with Chardonnay or its Subsidiaries (as well as service with any predecessor entity to the extent such service is taken into account under the applicable plan of Chardonnay or its Subsidiaries prior to the Effective Time) earned prior to the Effective Time and with New Parent, the Surviving Corporation, and any of their Subsidiaries or Affiliates on and after the Effective Time, solely for eligibility and vesting purposes, but not for benefit accrual purposes, under any benefit or compensation plan, program, agreement or arrangement that may be established or that is maintained by New Parent or the Surviving Corporation or any of its Subsidiaries on or after the Effective Time. Without limiting the foregoing, New Parent shall cause to be waived any pre-existing conditions or limitations, exclusions, waiting periods and required physical examinations under any welfare benefit plan maintained by New Parent, the Surviving Corporation or any of their respective Subsidiaries in which the Continuing Employees (or their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing conditions or limitations, exclusions, waiting periods or required physical examinations would not have been satisfied or waived under the comparable Chardonnay Employee Program in which the Continuing Employee participated immediately prior to the Effective Time. New Parent shall use reasonable best efforts to cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which the Continuing Employee (and his or her eligible dependents) will be eligible to participate from and after the Effective Time.

(c) Nothing contained in this Section 5.14(c), expressed or implied, shall (i) be treated as the establishment, amendment or modification of any Chardonnay Employee Program or Riesling Employee Program or constitute a limitation on rights to amend, modify, merge or terminate after the Effective Time any Chardonnay Employee Program or Riesling Employee Program, (ii) give any current or former employee, director or other independent contractor of Chardonnay and its Subsidiaries (including any beneficiary or dependent thereof), or any labor organization, union, works council, employee association, trade union, other similar employee representative body, any third-party beneficiary or other rights under this Agreement or otherwise or (iii) obligate New Parent or any of its Subsidiaries to (A) maintain any particular Chardonnay Employee Program or Riesling Employee Program or (B) retain the employment or services of any current or former employee, director or other independent contractor of Chardonnay and its Subsidiaries.

5.15 Exclusivity Agreement.

The Exclusivity Agreement, dated as of March 20, 2017, by and between Riesling and Chardonnay, is hereby terminated and of no further force or effect.

5.16 Obligations of New Parent.

Riesling shall cause New Parent to effect and consummate the Riesling Share Transfer and the Riesling Share Exchange pursuant to Section 1.9 and comply with all its obligations under this Agreement and the Support Agreement.

Section 6. CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY.

The obligations of each Party to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable Law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

6.1 No Restraints.

No temporary restraining order, preliminary or permanent injunction or other order shall have been issued by any court or other Governmental Authority of competent jurisdiction and remain in effect, and there shall not be in effect any Law, in any case that has the effect of prohibiting or preventing or making illegal the consummation of the Merger (including the Share Capital Increase contemplated by Section 1).

6.2 Chardonnay Stockholder Approval.

The Chardonnay Stockholder Approval shall have been obtained.

6.3 Resolution to Increase Share Capital of New Parent.

The general meeting (Hauptversammlung) of New Parent or the New Parent Board, respectively, shall have passed the resolution to issue the New Parent Ordinary Shares (as contemplated in Section 1.8(a)(i)(A)) and the resolution shall not have been revoked.

6.4 Effective Registration Statement.

The Registration Statement and Form F-6 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement or the Form F-6 shall have been issued and no proceedings for that purpose shall have been initiated by the SEC or any other Governmental Authority that have not been withdrawn.

6.5 Listing.

The New Parent ADRs, including the New Parent ADRs to be issued for the Riesling Share Exchange and in the Merger pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on the NYSE MKT.

Section 7. ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF CHARDONNAY

The obligations of Chardonnay to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Chardonnay, at or prior to the Closing, of each of the following conditions:

7.1 Accuracy of Representations.

(a) Each of the representations and warranties of Riesling, New Parent and Merger Sub contained in this Agreement, other than the Riesling Specified Representations, shall be accurate in all respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (other than any such representation and warranty made as of a specific earlier date, which shall have been accurate in all respects as of such earlier date), except where any inaccuracy in such representations and warranties, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Riesling Material Adverse Effect; provided, that, for purposes of determining the accuracy of such representations and warranties, all materiality qualifications limiting the scope of such representations and warranties shall be disregarded;

(b) each of the representations and warranties contained in Section 2.7(a) (Absence of Changes) shall have been accurate in all respects (except for any de minimis inaccuracy) as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (other than such representations and warranties made as of a specific earlier date, which shall have been accurate in all respects (except for any de minimis inaccuracy) as of such earlier date); and

(c) each of the representations and warranties contained in the first sentence of Section 2.1(a)-(b) (Organization), Section 2.2(a) (Capitalization), Section 2.3 (Authority) and Section 2.25 (No Financial Advisor) (collectively, the “Riesling Specified Representations”) shall have been accurate in all material respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (other than such representations and warranties made as of a specific earlier date, which shall have been accurate in all material respects as of such earlier date).

7.2 Performance of Covenants.

All of the covenants and obligations in this Agreement that Riesling or Merger Sub is required to comply with or to perform at or prior to the Closing shall have been complied with and performed by Riesling or Merger Sub in all material respects.

7.3 Officers’ Certificate.

Chardonnay shall have received a certificate executed by the Chief Executive Officer and Chief Financial Officer of Riesling confirming that the conditions set forth in Sections 7.1, 7.2 and 7.4 have been duly satisfied.

7.4 No Riesling Material Adverse Effect.

Since the date of this Agreement, there shall not have occurred any change, condition, development, effect, event, occurrence, result or state of facts that has or would reasonably be expected to have, individually or in the aggregate, a Riesling Material Adverse Effect and that is continuing.

7.5 New Parent Board and New Parent Managing Directors.

An extraordinary general meeting (Hauptversammlung) of New Parent shall have passed a resolution to elect the persons set forth on Schedule 1.5(b)(ii) to the New Parent Board and the New Parent Board shall have appointed the persons set forth on Schedule 1.5(b)(iii) as managing directors (Geschäfsführende Direktoren) of New Parent.

7.6 Tax Opinion.

Chardonnay shall have received the Tax Opinion of Morrison & Foerster LLP.

7.7 Riesling Share Transfer.

The Riesling Share Transfer shall have been effected with its consummation being subject only to the condition precedent (aufschiebende Bedingung) of receipt by New Parent of a notification by Chardonnay confirming that the Merger Certificate is ready to, and will, be filed with the Secretary of State of the State of Delaware promptly after confirmation by New Parent of receipt of such notification (so that, upon receipt of such notification by New Parent, the consummation of the Riesling Share Transfer occurs automatically and without any further actions on the side of New Parent, Riesling or the stockholders of Riesling no later than immediately prior to the Effective Time), it being understood that such notification shall be made by Chardonnay at a time only when there remain no other conditions to the Closing of the Merger and New Parent shall promptly confirm receipt of such notification.

7.8 Riesling Share Exchange.

The stockholders of New Parent shall have approved the resolutions set forth in Section 1.2(a)(i)(A) and (B) of the Support Agreement.

Section 8. ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATION OF RIESLING

The obligations of each of Riesling, New Parent and Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by each of Riesling, New Parent and Merger Sub at or prior to the Closing, of each of the following conditions:

8.1 Accuracy of Representations.

(a) Each of the representations and warranties of Chardonnay contained in this Agreement, other than the Chardonnay Specified Representations, shall be accurate in all respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (other than any such representation and warranty made as of a specific earlier date, which shall have been accurate in all respects as of such earlier date), except where any inaccuracy in such representations and warranties, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Chardonnay Material Adverse Effect; provided, that, for purposes of determining the accuracy of such representations and warranties, all materiality qualifications limiting the scope of such representations and warranties shall be disregarded;

(b) each of the representations and warranties contained in Section 3.2(a) (Capitalization), Section 3.4(c) (Non-Contravention; Consents) and Section 3.7(a) (Absence of Changes) shall have been accurate in all respects (except for any de minimis inaccuracy) as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (other than such representations and warranties made as of a specific earlier date, which shall have been accurate in all respects (except for any de minimis inaccuracy) as of such earlier date); and

(c) each of the representations and warranties contained in the first sentence of Section 3.1 (Organization), Section 3.2(c)-(e) (Capitalization), Section 3.3 (Authority), Section 3.23 (Inapplicability of Anti-takeover Statutes) and Section 3.25 (No Financial Advisor) (collectively with the representations referenced in Section 8.1(b), the “Chardonnay Specified Representations”) shall have been accurate in all material respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date

(other than such representations and warranties made as of a specific earlier date, which shall have been accurate in all material respects as of such earlier date).

8.2 Performance of Covenants.

All of the covenants and obligations in this Agreement that Chardonnay is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

8.3 Officers’ Certificate.

Riesling shall have received a certificate executed by the Chief Executive Officer and Chief Financial Officer of Chardonnay confirming that the conditions set forth in Sections 8.1, 8.2, 8.4 and 8.5 have been duly satisfied.

8.4 No Chardonnay Material Adverse Effect.

Since the date of this Agreement, there shall not have occurred any change, condition, development, effect, event, occurrence, result or state of facts that has or would reasonably be expected to have, individually or in the aggregate, a Chardonnay Material Adverse Effect and that is continuing.

8.5 FIRPTA Certificate.

Chardonnay shall have delivered to Riesling a duly executed affidavit certifying that (i) Chardonnay is not a “United States real property holding corporation” as defined in Section 897(c) of the Code, and (ii) none of the Chardonnay Common Stock constitutes a “United States real property interest” as defined in Section 897(c) of the Code.

8.6 Ancillary Agreements.

Each Lock-Up Agreement shall be in full force and effect.

Section 9. TERMINATION

9.1 Termination.

This Agreement may be terminated prior to the Effective Time (whether before or after adoption of this Agreement by Chardonnay’s stockholders):

(a) by mutual written consent of Chardonnay and Riesling;

(b) by either Chardonnay or Riesling, if the Merger shall not have been consummated by January 31, 2018 (the “Drop Dead Date”); provided, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any Party whose action or failure to act has been a principal cause of the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c) by either Chardonnay or Riesling, if a court of competent jurisdiction or other Governmental Authority shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

(d) by either Chardonnay or Riesling, if the Chardonnay Stockholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and Chardonnay’s stockholders shall have taken a final vote on the Merger and the Chardonnay Stockholder Approval shall not have been obtained;

(e) by Riesling, at any time prior to obtaining the Chardonnay Stockholder Approval if a Chardonnay Change of Recommendation shall have occurred;

(f) by Chardonnay, upon a breach of any representation, warranty, covenant or agreement on the part of New Parent, Riesling or Merger Sub set forth in this Agreement, or if any representation or warranty of New Parent, Riesling or Merger Sub shall have become inaccurate, in either case such that the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate, provided, that if such inaccuracy in New Parent’s, Riesling’s or Merger Sub’s representations and warranties or breach by New Parent, Riesling or Merger Sub is curable by New Parent, Riesling or Merger Sub, then this Agreement shall not terminate pursuant to this Section 9.1(f) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30 day period commencing upon delivery of written notice from New Parent, Riesling or Merger Sub to Chardonnay of such breach or inaccuracy and (ii) New Parent, Riesling or Merger Sub (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(f) as a result of such particular breach or inaccuracy if such breach by New Parent, Riesling or Merger Sub is cured prior to such termination becoming effective);

(g) by Riesling, upon a breach of any representation, warranty, covenant or agreement on the part of Chardonnay set forth in this Agreement, or if any representation or warranty of Chardonnay shall have become inaccurate, in either case such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate, provided, that if such inaccuracy in Chardonnay’s representations and warranties or breach by Chardonnay is curable by Chardonnay then this Agreement shall not terminate pursuant to this Section 9.1(g) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30 day period commencing upon delivery of written notice from Chardonnay to Riesling of such breach or inaccuracy and (ii) Chardonnay ceasing to exercise commercially reasonable efforts to cure such breach (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(g) as a result of such particular breach or inaccuracy if such breach by Chardonnay is cured prior to such termination becoming effective);

(h) by Chardonnay, at any time prior to obtaining the Chardonnay Stockholder Approval, at or prior to Chardonnay entering into a definitive agreement to effect a Chardonnay Superior Offer; provided, Chardonnay shall have complied in all material respects with the terms of Section 4.7 and that such termination shall not be effective until Chardonnay shall have paid the fee required by Section 9.3(a)(ii) to Riesling; or

(i) by Riesling, upon a material breach by Chardonnay of any of the terms of Section 4.7.

9.2 Effect of Termination.

In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect and there shall be no liability hereunder on the part of any Party; provided, that (i) this Section 9.2, Section 9.3, and Section 10 (and, for the avoidance of doubt, the Confidentiality Agreement) shall survive the termination of this Agreement and shall remain in full force and effect, and (ii) the termination of this Agreement shall not relieve any Party from any liability for any Willful Breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement. “Willful Breach” means a deliberate act or omission taken with the knowledge that such act or omission in and of itself constitutes, or would reasonably be expected to constitute, a material breach of this Agreement.

9.3 Expenses; Termination Fees.

(a) Except as set forth in this Section 9.3, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated; provided, that the aggregate liability for all Legal Fees and other fees and expenses incurred in connection with the preparation of the Registration Statement by the Parties shall be borne one-half by Chardonnay and one-half by Riesling whether or not the Merger is consummated, subject to (and without limitation to) payment of any amount (including the Expense Amount) in accordance with the terms of the remainder of this Section 9.3.

(i) If this Agreement is terminated by Riesling pursuant to Section 9.1(e) or Section 9.1(i), Chardonnay shall pay to Riesling, within three (3) Business Days after termination of this Agreement, a nonrefundable fee in an amount equal to the greater of $1,500,000 and Riesling’s Expense Amount.

(ii) If this Agreement is terminated by Chardonnay pursuant to Section 9.1(h), Chardonnay shall pay to Riesling, prior to the effectiveness of the termination of this Agreement, a nonrefundable fee in an amount equal to the greater of $1,500,000 and Riesling’s Expense Amount.

(iii) If this Agreement is terminated by Chardonnay or Riesling pursuant to Section 9.1(d), Chardonnay shall pay to Riesling, within three (3) Business Days after termination of this Agreement, a non-refundable fee in an amount equal to the greater of $1,500,000 and Riesling’s Expense Amount.

(iv) If this Agreement is terminated by Chardonnay pursuant to Section 9.1(f), Riesling shall pay a nonrefundable fee in an amount equal to the greater of $1,500,000 and Chardonnay’s Expense Amount.

(v) If this Agreement is terminated by Riesling pursuant to Section 9.1(g), Chardonnay shall pay a nonrefundable fee in an amount equal to the greater of $1,500,000 and Riesling’s Expense Amount.

(b) If either Chardonnay or Riesling fails to pay when due any amount payable by such paying Party under Section 9.3(a), then (i) such paying Party shall reimburse the receiving Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the receiving Party of its rights under this Section 9.3, and (ii) such paying Party shall pay to such receiving Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to such receiving Party in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

(c) The Parties acknowledge that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement.

Section 10. MISCELLANEOUS PROVISIONS

10.1 Non-Survival of Representations and Warranties.

The representations and warranties of Riesling and Chardonnay contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time; provided, this Section 10.1 shall in no way limit any covenant or agreement of the Parties which by its terms contemplates performance after the Closing.

10.2 Amendment.

This Agreement may be amended with the approval of each Party at any time (whether before or after the adoption and approval of this Agreement by Chardonnay’s stockholders); provided, that after any such adoption and approval of this Agreement by a Party’s stockholders, no amendment shall be made which by Law requires further approval of the stockholders of such Party without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each Party hereto.

10.3 Waiver.

(a) At any time prior to the Effective Time, any Party may (i) extend the time for the performance of any of the obligations or other acts of the other Parties, (ii) waive any inaccuracies in the representations and warranties by the other Parties contained herein or in any document delivered pursuant hereto, and (iii) subject to the requirements of applicable Law, waive compliance by the other Party with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby.

(b) No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(c) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

10.4 Entire Agreement; Counterparts; Exchanges by Electronic Transmission.

This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by facsimile or electronic transmission via “.pdf” shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

10.5 Applicable Law; Jurisdiction; Consent to Service of Process; Waiver of Jury Trial.

(a) This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws.

(b) In any action or proceeding between any of the parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (i) of this Section 10.5(b), (iii) waives any objection to laying venue in any such action or proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 10.8. Each Party further agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdiction by suit on the judgment or in any other manner provided by Law. Riesling hereby irrevocably appoints Corporation Trust Company as its agent in the State of Delaware upon whom may be served any notice, process or pleading in any action or proceeding against it to enforce against Riesling any obligation of Riesling

(c) WAIVER OF JURY TRIAL. EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH PARTY (A) MAKES THIS WAIVER VOLUNTARILY AND (B) ACKNOWLEDGES THAT SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 10.5(c).

10.6 Attorneys’ Fees.

In any action at Law or suit in equity to enforce this Agreement or the rights of any of the parties under this Agreement, the prevailing Party in such action or suit shall be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

10.7 Assignability; Third Party Beneficiaries.

This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Parties, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Parties’ prior written consent shall be void and of no effect. Except for the rights of the Indemnified Parties as provided in Section 5.5, and for the rights of holders of Chardonnay Common Stock, Chardonnay RSUs and Chardonnay Stock Options to receive the consideration provided for in Section 2 and Section 5.4 following the Closing, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.8 Notices.

Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed given and received if delivered by hand (notice deemed given and received upon receipt), by registered mail (notice deemed given and received upon receipt of proof of delivery), by courier or express delivery service (notice deemed given and received upon receipt of proof of delivery), by facsimile or electronic mail (notice deemed given and received upon confirmation of receipt), in each case to the address or facsimile telephone number set forth beneath the name of such Party below or to such other address or facsimile telephone number as such Party shall have specified in a written notice given to the other parties hereto:

if to Riesling, New Parent or Merger Sub:

Blitz 17-655 SE

Kohlfurter Strasse 41/43

10999 Berlin, Germany

Telephone: + 49 30 868 00 131

Fax: + 49 30 868 00 220

Attention: Jeronimo Folgueira

with a copy to:

Milbank, Tweed, Hadley & McCloy LLP

28 Liberty Street New York, NY 10005

Fax: + 49-89-25559-3700

Email: NRieger@milbank.com

Attention: Norbert Rieger and Scott Golenbock

if to Chardonnay:

Spark Networks, Inc.

11150 Santa Monica Blvd. Suite 600

Los Angeles, CA 90025

Tel: +1 310 893 0550

Email: rohare@spark.net

Attention: Robert O’Hare

with a copy to:

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94105

Telephone: (415) 268-7096

Fax: (415) 276-7147

Email: MIndick@mofo.com

Attention: Murray A. Indick

10.9 Severability.

Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties shall replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

10.10 Other Remedies; Specific Performance.

Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being the addition to any other remedy to which they are entitled at Law or in equity.

10.11 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement, respectively.

(e) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

AFFINITAS GMBH

By:	/s/ Jeronimo F. Folgueira
Name:	Jeronimo Folgueira,
Title:	Chief Executive Officer

By:	/s/ Michael Schrezenmaier
Name:	Michael Schrezenmaier
Title:	Managing Director

CHARDONNAY MERGER SUB, INC.

By:	/s/ Michael Schrezenmaier
Name:	Michael Schrezenmaier
Title:	Managing Director

BLITZ 17-655 SE

By:	/s/ Michael Schrezenmaier
Name:	Michael Schrezenmaier
Title:	Chief Executive Officer

SPARK NETWORKS, INC.

By:	/s/ Robert O’Hare
Name:	Robert O’Hare
Title:	Chief Executive Officer

EXHIBIT A

Definitions

“Affiliate” means, with respect to any Person, any other Person controlling, controlled by, or under common control with such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the Preamble and shall include the Exhibits and Schedules annexed hereto or referred to herein.

“Business Day” means any day other than (a) a Saturday or Sunday, or (b) a day on which banking and savings and loan institutions are authorized or required by Laws to be closed in Germany, in the State of California or in New York, New York.

“Certificate of Merger” has the meaning set forth in Section 1.4(b).

“Closing” has the meaning set forth in Section 1.4(a).

“Closing Date” has the meaning set forth in Section 1.4(a).

“Chardonnay” has the meaning set forth in the Preamble.

“Chardonnay Acquisition Proposal” means any proposal, indication of interest or offer for (i) a merger, tender offer, recapitalization, reorganization, business combination, share exchange, arrangement, or consolidation, or any similar transaction involving Chardonnay and/or any of its Subsidiaries pursuant to which the stockholders of Chardonnay immediately preceding such transaction would hold less than eighty-five percent (85%) of the equity interests in the surviving or resulting entity of such transaction, (ii) a sale, lease, exchange, transfer or other acquisition in any manner (including the acquisition of any stock in any Subsidiary of Chardonnay) of fifteen percent (15%) or more of the assets of Chardonnay and its Subsidiaries, taken as a whole, in one or a series of related transactions, or (iii) a purchase, tender offer or other acquisition of beneficial ownership (the term “beneficial ownership” for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act and the rules and regulations thereunder) of securities representing fifteen percent (15%) or more of the voting power of Chardonnay; provided, that the term “Chardonnay Acquisition Proposal” shall not include the Merger or the other transactions contemplated by this Agreement.

“Chardonnay Ancillary Lease Documents” means all subleases, overleases and other ancillary agreements or documents pertaining to the tenancy at each such parcel of the Chardonnay Leased Real Property that materially affect or may materially affect the tenancy at any Chardonnay Leased Real Property.

“Chardonnay Balance Sheet” has the meaning set forth in Section 3.5(b).

“Chardonnay Board” means the Board of Directors of Chardonnay.

“Chardonnay Board Recommendation” has the meaning set forth in the Recitals.

“Chardonnay Business” means the business of Chardonnay and any Subsidiary as conducted as of the date hereof.

“Chardonnay Bylaws” means the Amended and Restated Bylaws of Chardonnay, as amended and in effect as of the date hereof.

“Chardonnay Cash Balance” means the cash and cash equivalents of Chardonnay and its Subsidiaries, collectively, as set forth on Section 3.2(c) of the Chardonnay Disclosure Schedules, minus current liabilities, collectively, as set forth in Section 3.2(c) of the Chardonnay Disclosure Schedules, determined in accordance with the principles and policies used in preparing the Chardonnay Balance Sheet, and otherwise in accordance with GAAP applied consistently.

“Chardonnay Change of Recommendation” has the meaning set forth in Section 4.7(d).

“Chardonnay Charter” means the Certificate of Incorporation of Chardonnay, as amended and in effect as of the date hereof.

“Chardonnay Common Stock” means the common stock, par value $0.001 per share, of Chardonnay.

“Chardonnay Contingent Workers” has the meaning set forth in Section 3.15(b)(ii).

“Chardonnay Contract” means any Contract together with any amendments, waivers or other modifications thereto, to which Chardonnay is a party.

“Chardonnay Copyrights” has the meaning set forth in Section 3.10(a).

“Chardonnay Disclosure Schedule” has the meaning set forth in Section 3.

“Chardonnay Employee Programs” has the meaning set forth in Section 3.14(a).

“Chardonnay Financial Statements” has the meaning set forth in Section 3.5(b).

“Chardonnay Intellectual Property” means all Intellectual Property owned by Chardonnay or any of its Subsidiaries or used or held for use by Chardonnay or any of its Subsidiaries in the Chardonnay Business. “Chardonnay Intellectual Property” includes Intellectual Property embodied in the Chardonnay Products and Chardonnay Patents, Chardonnay Marks, Chardonnay Copyrights and Chardonnay Trade Secrets.

“Chardonnay Leased Real Property” means the real property leased, subleased or licensed by Chardonnay, or any Subsidiary thereof, that is related to or used in connection with the Chardonnay Business, and the real property leased, subleased or licensed by Chardonnay or any Subsidiary thereof, in each case, as tenant, subtenant, licensee or other similar party, together with, to the extent leased, licensed or owned by Chardonnay or any Subsidiary thereof, all buildings and other structures, facilities or leasehold improvements, currently or hereafter located thereon.

“Chardonnay Leases” means the lease, license, sublease or other occupancy agreements and all amendments, modifications, supplements, and assignments thereto, together with all exhibits, addenda, riders and other documents constituting a part thereof, to which Chardonnay is a party, for each parcel of Chardonnay Leased Real Property.

“Chardonnay Licenses-In” means licenses, sublicenses or other agreements under which Chardonnay or any of its Subsidiaries is granted rights by others in the Chardonnay Intellectual Property (including any material software developed by contractors of Chardonnay or any of its Subsidiaries), other than commercial off the shelf software or materials transfer agreements.

“Chardonnay Licenses-Out” means licenses, sublicenses or other agreements under which Chardonnay or any of its Subsidiaries has granted rights to others in the Chardonnay Intellectual Property.

“Chardonnay Marks” has the meaning set forth in Section 3.10(a).

“Chardonnay Material Adverse Effect” means any change, condition, development, effect, event, occurrence, result or state of facts that has or would reasonably be expected to:

(a) have a material adverse effect on the business, financial condition or results of operations of Chardonnay and its Subsidiaries, taken as a whole, except that none of the following shall be taken into account in determining whether there has been a Chardonnay Material Adverse Effect: (i) changes in general economic or political conditions or the capital and securities markets in general (whether as a result of acts of terrorism, war (whether or not declared), armed conflicts or otherwise), to the extent they do not disproportionately affect Chardonnay and its Subsidiaries, taken as a whole, relative to other participants in Chardonnay’s industry; (ii) changes in or affecting the industries in which Chardonnay operates, to the extent they do not disproportionately affect Chardonnay and its Subsidiaries, taken as a whole, relative to other participants in Chardonnay’s industry; (iii) changes, effects or circumstances resulting from the announcement or pendency of this Agreement or compliance with the terms of this Agreement; (iv) any specific action taken at the written request of Riesling or expressly required by this Agreement; (v) any changes in Laws or applicable accounting principles, or interpretations thereof, to the extent they do not disproportionately affect Chardonnay and its Subsidiaries, taken as a whole, relative to other participants in Chardonnay’s industry; (vi) the commencement, continuation or escalation of war, terrorism or hostilities, or natural disasters or political events, to the extent they do not disproportionately affect Chardonnay and its Subsidiaries, taken as a whole, relative to other participants in Chardonnay’s industry; (vii) any litigation relating to this Agreement or the Contemplated Transactions; (viii) any failure, in and of itself, to meet internal or published projections, forecasts or revenue or earning predictions for any period, including analyst expectations or projections, forecasts or predictions (provided, in the case of this clause (viii), that the facts and circumstances underlying any such failure may be taken into account in determining whether a Chardonnay Material Adverse Effect has occurred); or (ix) any decrease or decline in the market price or trading volume of the Chardonnay Common Stock (provided, in the case of this clause (ix), that the facts and circumstances underlying any such decrease or decline may be taken into account in determining whether a Chardonnay Material Adverse Effect has occurred); or

(b) prevent or materially impair the ability of Chardonnay to consummate the Contemplated Transactions.

“Chardonnay Material Contract” has the meaning set forth in Section 3.11.

“Chardonnay Patents” has the meaning set forth in Section 3.10(a).

“Chardonnay Permits” has the meaning set forth in Section 3.12(b).

“Chardonnay Preferred Stock” means the preferred stock, par value $0.001 per share, of Chardonnay.

“Chardonnay Products” means Chardonnay websites and mobile applications, including, but not limited to (i) JDate.com (including JSwipe, JDate.co.uk, JDate.fr, JDate.co.il, and Cupid.co.il); (ii) ChristianMingle.com (including CrossPaths, ChristianMingle.co.uk, ChristianMingle.co.au, and Christiansingles.com); (iii) AdventistSinglesConnection.com; (iv) BBWPersonalsPlus.com; (v) BlackSingles.com; (vi) CatholicMingle.com; (vii) DeafSinglesConnection.com; (viii) LDSMingle.com; (ix) LDSSingles.com; (x) MilitarySinglesConnection.com; (xi) SilverSingles.com; and (xii) Spark.com.

“Chardonnay Restricted Stock Award” or “Chardonnay Restricted Stock Awards” means awards of restricted stock issued under any of the Chardonnay Stock Option Plans.

“Chardonnay Rights Plan” means the Rights Plan dated July 9, 2007, between Chardonnay and The Bank of New York, as amended.

“Chardonnay RSU” means restricted stock units issued under any of the Chardonnay Stock Option Plans.

“Chardonnay SEC Reports” has the meaning set forth in Section 3.5(a).

“Chardonnay Share Transfer” has the meaning set forth in Section 1.8(a)(i)(A).

“Chardonnay Specified Representations” has the meaning set forth in Section 8.1(c).

“Chardonnay Stock Certificate” has the meaning set forth in Section 1.7.

“Chardonnay Stock Option” or “Chardonnay Stock Options” means options to purchase Chardonnay Common Stock issued under any of the Chardonnay Stock Option Plans.

“Chardonnay Stock Option Plans” means the Spark Networks, Inc. 2007 Omnibus Incentive Plan and the Spark Networks, Inc. 2017 Omnibus Incentive Plan.

“Chardonnay Stockholder Approval” has the meaning set forth in Section 3.24.

“Chardonnay Stockholder Meeting” has the meaning set forth in Section 5.2(a)(i).

“Chardonnay Stockholder Proposal” has the meaning set forth in Section 5.2(a)(i).

“Chardonnay Superior Offer” means a Chardonnay Acquisition Proposal (with all references to “fifteen percent (15%)” in the definition of Chardonnay Acquisition Proposal being treated as references to “a majority” for these purposes) made by a third party that the Chardonnay Board determines in good faith, after consultation with its outside legal counsel and financial advisor, and after taking into account all financial, legal, regulatory, and other aspects of such Chardonnay Acquisition Proposal (including the financing terms and the ability of such third party to finance such Chardonnay Acquisition Proposal), (a) is more favorable to the Chardonnay stockholders from a financial point of view than as provided hereunder (including any changes to the terms of this Agreement proposed by Riesling in response to such Chardonnay Superior Offer pursuant to and in accordance with Section 4.7(e) or otherwise), (b) is reasonably capable of being completed on the terms proposed and (c) the definitive documents in respect of which is not subject to any due diligence or financing condition.

“Chardonnay Trade Secrets” has the meaning set forth in Section 3.10(o).

“Chardonnay Trust” has the meaning set forth in Section 5.4(b).

“Chardonnay Warrants” means the warrants to purchase Chardonnay Common Stock issued pursuant to that certain Warrant Agreement, dated as of August 9, 2016, by and between Chardonnay and Peak6 Investments, L.P.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commercial Register” has the meaning set forth in Section 1.8(a)(i)(B).

“Confidentiality Agreement” means that certain non-disclosure agreement, dated as of January 10, 2017, by and between Riesling and Chardonnay.

“Contemplated Transactions” means the transactions proposed under this Agreement, including the Merger, the Riesling Share Transfer and the Riesling Share Exchange.

“Continuing Employee” has the meaning set forth in Section 5.14(a).

“Contract” means any loan or credit agreement, bond, debenture, note, mortgage, indenture, lease, supply agreement, license agreement, development agreement or other contract, agreement, arrangement, understanding, obligation, commitment or instrument that is legally binding, whether written or oral.

“Contribution Agent” has the meaning set forth in Section 1.1(i).

“Contribution Agent Agreement” has the meaning set forth in Section 1.1(i).

“Contribution Agreement” has the meaning set forth in Section 1.8(a)(i)(A).

“Deposit Agreement” has the meaning set forth in Section 1.1(ii).

“Depositary” has the meaning set forth in Section 1.1(ii).

“DGCL” means the Delaware General Corporation Law.

“Drop Dead Date” has the meaning set forth in Section 9.1(b).

“Effective Time” has the meaning set forth in Section 1.4.

“Employee Program” means (A) all employee benefit plans within the meaning of ERISA Section 3(3), including, but not limited to, multiple employer welfare arrangements (within the meaning of ERISA Section 3(40)), plans to which more than one unaffiliated employer contributes and employee benefit plans (such as foreign or excess benefit plans) which are not subject to ERISA; (B) all stock option plans, stock purchase plans, bonus or incentive award plans, severance pay policies or agreements, deferred compensation agreements, employment agreements, retention agreements, change in control agreements, offer letters, supplemental income arrangements, vacation plans, and all other written employee benefit plans, agreements, and arrangements not described in (A) above, including any arrangement intended to comply with Code Section 120, 125, 127, 129 or 137; and (C) all plans or arrangements providing compensation to employee and non-employee directors. In the case of an Employee Program funded through a trust described in Code Section 401(a) or an organization described in Code Section 501(c)(9), or any other funding vehicle, each reference to such Employee Program shall include a reference to such trust, organization or other vehicle.

“Encumbrance” means any mortgage, deed of trust, pledge, security interest, attachment, hypothecation, lien (statutory or otherwise), violation, charge, lease, encumbrance, servient easement, deed restriction, adverse claim, reversion, reverter, condition or restriction of any kind or charge of any kind (including any conditional sale or title retention agreement or lease in the nature thereof) or any agreement to file any of the foregoing and any filing or agreement to file any financing statement as debtor under the Uniform Commercial Code or any similar statute.

“Environment” means soil, surface waters, groundwater, land, stream sediments, surface or subsurface strata and ambient air and biota living in or on such media.

“Environmental Laws” means Laws relating to protection of the Environment or the protection of human health as it relates to the Environment, including the federal Comprehensive Environmental Response, Compensation and Liability Act, the Resource Conservation and Recovery Act, the Clean Air Act, the Clean Water Act, the Toxic Substances Control Act, the Endangered Species Act and similar foreign, federal, state and local Laws as in effect on the Closing Date.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning ascribed thereto in Section 3.14(g)(ii).

“EUIPO” has the meaning set forth in Section 3.10(m).

“Excess Securities” has the meaning set forth in Section 1.6(e)

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning set forth in Section 1.1(iii).

“Exchange Agent Agreement” has the meaning set forth in Section 1.1(iii).

“Exchange Fund” has the meaning set forth in Section 1.8(a)(ii)(C).

“Exchange Ratio” means 0.1; provided, however, that if any of the Chardonnay Warrants is exercised prior to the Effective Time, the Exchange Ratio shall equal 0.1 multiplied by a fraction, the numerator of which is (a) the Post-Warrant Share Number minus the Warrant Share Number, and the denominator of which is (b) the Post-Warrant Share Number. For clarity, an example of the Exchange Ratio calculation is set forth in Schedule A of the Chardonnay Disclosure Schedule.

“Expense Amount” means, with respect to any Party, all of the reasonable, documented out-of-pocket fees and expenses incurred by such Party and its Affiliates in connection with this Agreement and the transactions contemplated herein, including (i) all fees and expenses of accountants, counsel, investment banking firms or financial advisors (and their respective counsel and representatives), experts and consultants to such Party or any of its Affiliates in connection with this Agreement and the transactions contemplated hereby, and costs and expenses otherwise allocated to such Party under this Agreement (other than fees and expenses covered in clause (ii)) and (ii) the portion of fees and expenses otherwise to be borne by such Party pursuant to Section 9.3(a).

“Form F-4” has the meaning set forth in Section 5.1(a)(i).

“Form F-6” has the meaning set forth in Section 5.1(a)(ii).

“Fractional Dividends” has the meaning set forth in Section 1.6(e).

“GAAP” means generally accepted accounting principles and practices in effect from time to time within the United States, except as expressly noted, applied consistently throughout the period involved.

“Governmental Authority” means any U.S. or foreign, federal, state, or local governmental commission, board, body, bureau, or other regulatory authority, agency, including courts and other judicial bodies, or any self-regulatory body or authority, including any instrumentality or entity designed to act for or on behalf of the foregoing.

“GSCL” has the meaning set forth in Section 1.8(a).

“Hazardous Material” means any pollutant, toxic substance, hazardous waste, hazardous materials, hazardous substances, petroleum or petroleum-containing products as defined in, or listed under, any Environmental Law.

“IFRS” means the International Financial Reporting Standards, and the interpretations thereto, as adopted by the International Accounting Standards Board.

“Indebtedness” means Liabilities (a) for borrowed money, (b) evidenced by bonds, debentures, notes or similar instruments, (c) upon which interest charges are customarily paid (other than obligations accepted in connection with the purchase of products or services in the ordinary course of business), (d) of others secured by (or which the holder of such Liabilities has an existing right, contingent or otherwise, to be secured by) any Encumbrance or security interest on property owned or acquired by the Person in question whether or not the obligations secured thereby have been assumed, (e) under leases required to be accounted for as capital leases under GAAP (in the case of Chardonnay and its Subsidiaries), German GAAP (in the case of Riesling) or French GAAP (in the case of Samadhi), or (f) guarantees relating to any such Liabilities.

“Indemnified Parties” has the meaning set forth in Section 5.5(a).

“Intellectual Property” means any and all of the following, as they exist throughout the world: (A) patents and patent applications of any kind, inventions, discoveries and invention disclosures (whether or not patented) (collectively, “Patents”); (B) rights in registered and unregistered trademarks, service marks, trade names, trade dress, logos, packaging design, slogans and Internet domain names, and registrations and applications for registration of any of the foregoing (collectively, “Marks”); (C) copyrights in both published and unpublished works, including all compilations, databases and computer programs, manuals and other documentation and all copyright registrations and applications, and all derivatives, translations, adaptations and combinations of the above (collectively, “Copyrights”); (D) rights in know-how, trade secrets, and confidential or proprietary information, research in progress, algorithms, data, designs, processes, formulae, drawings, schematics, blueprints, flow charts, models, strategies, prototypes, techniques, Beta testing procedures and Beta testing results (collectively, “Trade Secrets”); (E) any and all other intellectual property rights and/or proprietary rights relating to any of the foregoing; and (F) goodwill, franchises, licenses, permits, consents, approvals, and claims of infringement and misappropriation against third parties.

“Intervening Event” shall mean any change, condition, development, effect, event, occurrence, result or state of facts, which (a) was not known to, and not reasonably foreseeable by, the Chardonnay Board on the date of this Agreement (or, if known, the magnitude or material consequences of which were not known, or reasonably foreseeable, by the Chardonnay Board as of the date of this Agreement), and (b) does not relate to or arise out of (i) any Chardonnay Acquisition Proposal; (ii) changes in the price or trading volume of Chardonnay Common Stock (except that the underlying cause of any such change, only to the extent such underlying cause otherwise falls within the definition of “Intervening Event” may be considered in evaluating whether an Intervening Event has occurred), (iii) any event development or change in circumstances generally affecting the industries in which Chardonnay or any of Chardonnay’s Subsidiaries operate (except to the extent such event, development or change in circumstances would reasonably be expected to have a materially disproportionate effect on Chardonnay and its Subsidiaries relative to other similarly situated participants in the segments of the industry in which it operates); (iv) any change or adverse conditions in the securities markets, including those relating to debt financing; (v) Chardonnay or any of its Subsidiaries exceeding, or failing to meet, internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (except that the underlying cause of any such change, only to the extent such underlying cause otherwise falls within the definition of “Intervening Event,” may be considered in evaluating whether an Intervening Event has occurred); or (vi) any change, condition, development, effect, event, occurrence, result or state of facts relating to Parent, unless all such changes, conditions, developments, effects, events, occurrences, results and states of facts, individually or collectively, have a Riesling Material Adverse Effect that is continuing.

“IRS” means the Internal Revenue Service of the United States.

“Knowledge of Chardonnay” means the actual knowledge of Daniel M. Rosenthal, Robert W. O’Hare and Bradley J. Goldberg, after due inquiry by each such individual of each such individual’s direct reports.

“Knowledge of Riesling” means the actual knowledge of Jeronimo Federico Folgueira Sanchez, Michael Schrezenmaier and Herbert Sablotny, after due inquiry by each such individual of each such individual’s direct reports.

“Law” or “Laws” means any federal, state, local, municipal, foreign (including foreign political subdivisions) or other law, Order, statute, constitution, principle of common law or equity, resolution, ordinance, code, writ, edict, decree, consent, approval, concession, franchise, permit, rule, regulation, judicial or administrative ruling, franchise, license, judgment, injunction, treaty, convention or other governmental certification, authorization or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Legal Fees” means, with respect to each Party, all of the reasonable, documented out-of-pocket fees and expenses incurred by such Party and its Affiliates in connection with this Agreement and the transactions contemplated herein that are categorized under the line items set forth on Schedule 4 hereto.

“Legal Proceeding” means any action, arbitration, claim, complaint, criminal prosecution, demand letter, hearing, inquiry, administrative or other proceeding, or written notice by any Person alleging potential liability.

“Liability” has the meaning set forth in Section 2.6.

“Lock-up Agreements” has the meaning set forth in the Recitals.

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in Section 1.6(a)(ii).

“Merger Sub” has the meaning set forth in the Preamble.

“Merger Sub Common Stock” has the meaning set forth in Section 1.1.

“Multiemployer Plan” means an employee pension benefit plan or welfare benefit plan described in Section 4001(a)(3) of ERISA.

“New Parent” has the meaning set forth in the Preamble.

“New Parent ADRs” has the meaning set forth in Section 1.1(ii).

“New Parent ADSs” has the meaning set forth in Section 1.1(ii).

“New Parent Articles of Association” has the meaning set forth in Section 1.5(b)(i).

“New Parent Board” means the Board of Directors of New Parent.

“New Parent Ordinary Shares” means ordinary no-par value registered shares (auf den Namen lautende Stückaktien) of New Parent.

“New Parent Rules of Procedure” has the meaning set forth in Section 1.5(b)(i).

“NYSE MKT” has the meaning set forth in Section 1.6(e).

“Official” has the meaning set forth in Section 2.22.

“Open License Terms” means terms in any license agreement or grant that require as a condition of use, modification or distribution of a work that: (i) source code will be made available, (ii) permission will be granted for creating derivative works, or (iii) a royalty-free license is granted to any party under any intellectual property right regarding that work or any other work that contains, is combined with, requires or is based on that work.

“Open Source Software” means any software that is licensed under Open License Terms.

“Order” means any judgment, order, writ, injunction, ruling, decision or decree of, or any settlement under the jurisdiction of, any court or Governmental Authority.

“Ordinary Course of Business” means with respect to a Party, the ordinary and usual course of normal day-to-day operations of such Party consistent with past practice.

“Parent” has the meaning set forth in the Preamble.

“Party” or “Parties” means Chardonnay, Merger Sub, New Parent and Riesling.

“Peak6” has the meaning set forth in the Recitals.

“Permit” means any franchise, authorization, approval, Order, consent, license, certificate, permit, registration, qualification or other right or privilege.

“Permitted Encumbrances” means (i) Encumbrances for Taxes or other governmental charges, assessments or levies that are not yet due and payable or being contested in good faith by appropriate proceedings, (ii) statutory landlord’s, mechanic’s, carrier’s, workmen’s, repairmen’s or other similar Encumbrances arising or incurred in the ordinary course of business, the existence of which does not, and would not reasonably be expected to, materially impair the marketability, value or use and enjoyment of the asset subject to such Encumbrances, and (iii) Encumbrances and other conditions, easements and reservations of rights, including rights of way, for sewers, electric lines, telegraph and telephone lines and other similar purposes, and affecting the fee title to any real property leased by Riesling or its Subsidiaries and being transferred to Chardonnay or Merger Sub at Closing which are of record as of the date of this Agreement and the existence of which does not, and would not reasonably be expected to, materially impair use and enjoyment of such real property, and (iv) with respect to Chardonnay Leased Real Property and Riesling Leased Real Property only, Encumbrances (including Indebtedness) encumbering the fee title interested in any Chardonnay Leased Real Property or Riesling Leased Real Property, as applicable, which are not attributable or related to Riesling or its Subsidiaries.    Notwithstanding the foregoing, any Encumbrances for Indebtedness of Riesling or its Subsidiaries as of the Closing will not be a Permitted Encumbrance.

“Person” means any individual, corporation, firm, partnership, joint venture, association, trust, company, Governmental Authority, syndicate, body corporate, unincorporated organization, or other legal entity, or any governmental agency or political subdivision thereof.

“Personal Data” has the meaning set forth in Section 2.26(a).

“Post-Warrant Share Number” means the number of shares of Chardonnay Common Stock (treating all Chardonnay RSUs as if they have been converted to Chardonnay Common Stock pursuant to Section 1.6(d)) outstanding as of the Effective Time, as reasonably agreed by Chardonnay and Riesling.

“Pre-Closing Period” has the meaning set forth in Section 4.1.

“Proxy Statement” has the meaning set forth in Section 5.1(a)(i).

“Registration Rights Agreement” has the meaning set forth in Section 5.1(i).

“Registration Statement” has the meaning set forth in Section 5.1(a)(i).

“Release” means any releasing, disposing, discharging, injecting, spilling, leaking, pumping, dumping, emitting, escaping or emptying of a Hazardous Material into the Environment.

“Reorganization Initiation Date” has the meaning set forth in Section 1.8(a)(iii)(A).

“Representatives” means the directors, officers, employees, Affiliates, investment bankers, financial advisors, attorneys, accountants, brokers, finders or representatives of New Parent, Riesling, Merger Sub, Chardonnay or any of their respective Subsidiaries, as the case may be.

“Riesling” has the meaning set forth in the Preamble.

“Riesling Acquisition Proposal” means any proposal, indication of interest or offer for (i) a merger, tender offer, recapitalization, reorganization, business combination, share exchange, arrangement or consolidation, or any similar transaction involving Riesling or its Subsidiaries pursuant to which the equity holders of Riesling immediately preceding such transaction would hold less than eighty-five percent (85%) of the equity interests in the surviving or resulting entity of such transaction, (ii) a sale, lease, exchange, transfer or other acquisition of fifteen percent (15%) or more of the assets of Riesling and its Subsidiaries, taken as a whole, in one or a series of related transactions, or (iii) a purchase, tender offer or other acquisition of beneficial ownership (the term “beneficial ownership” for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act and the rules and regulations thereunder) of securities representing fifteen percent (15%) or more of the voting power of Riesling; provided, that the term “Riesling Acquisition Proposal” shall not include the Merger or the other transactions contemplated by this Agreement.

“Riesling Ancillary Lease Documents” means all subleases, overleases and other ancillary agreements or documents materially pertaining to the tenancy at each such parcel of Riesling Leased Real Property that materially affect or would be reasonably likely to materially affect the tenancy at any Riesling Leased Real Property.

“Riesling Articles of Association” has the meaning set forth in Section 2.1(a).

“Riesling Balance Sheets” has the meaning set forth in Section 2.5(a).

“Riesling Business” means the business of Riesling and any Subsidiary as conducted as of the date hereof.

“Riesling Bylaws” has the meaning set forth in Section 2.1(a).

“Riesling Cash Balance” means the cash and cash equivalents of Riesling and its Subsidiaries, collectively, as set forth on Section 2.2(c) of the Riesling Disclosure Schedules, minus current liabilities, collectively, as set forth in Section 2.2(c) of the Riesling Disclosure Schedules.

“Riesling Contingent Workers” has the meaning set forth in Section 2.15(d)(ii)

“Riesling Contract” means any Contract together with any amendments, waivers or other modifications thereto, to which Riesling is a party.

“Riesling Copyrights” has the meaning set forth in Section 2.10(a).

“Riesling Disclosure Schedule” has the meaning set forth in Section 2.

“Riesling Employee Program” means any Employee Program that is sponsored by, or has been maintained, contributed to, or required to be contributed to, by Riesling or any of Riesling’s Subsidiaries for the benefit of any current or former employee (with respect to any former employee, however, only if there exist unfulfilled obligations of Riesling or any of Riesling’s Subsidiaries vis-à-vis any such former employee), freelancer or director of Riesling or any of Riesling’s Subsidiaries, except such definition shall not include any benefits to be paid by Riesling or any of Riesling’s Subsidiaries according to mandatory law.

“Riesling Financial Statements” has the meaning set forth in Section 2.5(a).

“Riesling Intellectual Property” means all Intellectual Property owned by Riesling or any of its Subsidiaries or used or held for use by Riesling or any of its Subsidiaries in the Riesling Business. “Riesling Intellectual Property” includes Intellectual Property embodied in the Riesling Products, and Riesling Marks, Riesling Copyrights and Riesling Trade Secrets.

“Riesling Lease” means the lease, license, sublease or other occupancy agreements and all amendments, modifications, supplements, and assignments thereto, together with all exhibits, addenda, riders and other documents constituting a part thereof, to which Riesling is a party, for each parcel of Riesling Leased Real Property.

“Riesling Leased Real Property” means the real property leased, subleased or licensed by Riesling or its Subsidiaries that is related to or used in connection with Riesling Business, and the real property leased, subleased or licensed by Riesling or its Subsidiaries as tenant, subtenant, licensee or other similar party, together with, to the extent leased, licensed or owned by Riesling or its Subsidiaries, all buildings and other structures, facilities or leasehold improvements, currently or hereafter located thereon.

“Riesling Licenses-In” means licenses, sublicenses or other agreements under which Riesling or any of its Subsidiaries is granted rights by others in the Riesling Intellectual Property (including any material software developed by contractors of Riesling or any of its Subsidiaries), other than commercial off the shelf software or materials transfer agreements.

“Riesling Licenses-Out” means licenses, sublicenses or other agreements under which Riesling or any of its Subsidiaries has granted rights to others in the Riesling Intellectual Property.

“Riesling Management Board” means the management board of Riesling.

“Riesling Marks” has the meaning set forth in Section 2.10(a).

“Riesling Material Adverse Effect” means any change, condition, development, effect, event, occurrence, result or state of facts that has or would reasonably be expected to:

(a) have a material adverse effect on the business, financial condition or results of operations of Riesling and its Subsidiaries, taken as a whole, except that none of the following shall be taken into account in determining whether there has been a Riesling Material Adverse Effect: (i) changes in general economic or political conditions or the capital or securities markets in general (whether as a result of acts of terrorism, war (whether or not declared), armed conflicts or otherwise), to the extent they do not disproportionately affect Riesling and its Subsidiaries, taken as a whole, relative to other participants in Riesling’s industry; (ii) changes in or affecting the industries in which Riesling or its Subsidiaries operate, to the extent they do not disproportionately affect Riesling and its Subsidiaries, taken as a whole, relative to other participants in Riesling’s industry; (iii) changes, effects or circumstances resulting from the announcement or pendency of this Agreement or compliance with the terms of this Agreement; (iv) any specific action taken at the written request of Chardonnay or expressly required by this Agreement; (v) any changes in Laws or applicable accounting principles, or interpretations thereof operate, to the extent they do not disproportionately affect Riesling and its Subsidiaries, taken as a whole, relative to other participants in Riesling’s industry; (vi) the commencement, continuation or escalation of war, terrorism or hostilities, or natural disasters or political events, to the extent they do not disproportionately affect Riesling and its Subsidiaries, taken as a whole, relative to other participants in Riesling’s industry; (vii) any litigation relating to this Agreement or the Contemplated Transactions; (viii) any failure, in and of itself, to meet internal or published projections, forecasts or revenue or earning predictions for any period, including analyst expectations or projections, forecasts or predictions (provided, in the case of this clause (viii), that the facts and circumstances underlying any such failure may be taken into account in determining whether a Riesling Material Adverse Effect has occurred); or

(b) would reasonably be expected to prevent or materially impair the ability of Riesling or Merger Sub to consummate the Contemplated Transactions.

“Riesling Material Contract” means any of the following Contracts: (a) Riesling Leases and Riesling Ancillary Lease Documents; (b) Contracts for the purchase of materials, supplies, goods, services, equipment or other assets for annual payments by Riesling or any of its Subsidiaries of, or pursuant to which in the last year Riesling or any of its Subsidiaries paid, in the aggregate, €100,000 or more; (c) Contracts for the sale of materials, supplies, goods, services, equipment or other assets for annual payments to Riesling or any of its Subsidiaries of, or pursuant to which in the last year Riesling or any of its Subsidiaries received, in the aggregate, €100,000 or more; (d) any Contract that relates to any partnership, joint venture, strategic alliance or other similar Contract; (e) Contracts relating to Indebtedness for borrowed money or the deferred purchase price of property (whether incurred, assumed, guaranteed or secured by any asset), except for Contracts relating to Indebtedness in an amount not exceeding €100,000 in the aggregate; (f) severance or change-in-control Contracts; (g) any Contract which by its terms limits (i) the localities in which all or any significant portion of the business and operations of Riesling or its Subsidiaries or, following the consummation of the Contemplated Transactions, the business and operations of New Parent or any Affiliate of New Parent (including Chardonnay), is or would be conducted, or (ii) the scope of the business and operations of Riesling and its Subsidiaries, taken as a whole or, following the consummation of the Contemplated Transactions, the business and operations of New Parent or any Affiliate of New Parent (including Chardonnay), taken as a whole; (h) any Contract in respect of any Riesling Intellectual Property that provides for annual payments of, or pursuant to which in the last year Riesling or any of its Subsidiaries paid or received, in the aggregate, €100,000 or more, or any other agreement in respect of any Riesling Intellectual Property that is material to Riesling and its Subsidiaries taken as a whole; (i) any Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of Riesling or any of its Subsidiaries; (j) any Contract with any Governmental Authority; (k) any Contract with (x) an executive officer or director of Riesling or any of its Subsidiaries or any of such executive officer’s or director’s immediate family members, (y) an owner of more than five percent (5%) of the voting power of the outstanding capital stock of Riesling or (z) to the Knowledge of Riesling, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than Riesling or its Subsidiaries); (l) any agreement that gives rise to any payment or benefit in excess of €100,000 as a result of the performance of this Agreement or any of the other Contemplated Transactions; (m) Contracts relating to the acquisition or disposition of any material interest in, or any material amount of, property or assets of Riesling or any of its Subsidiaries (including Contracts for any such acquisition or disposition which has already been consummated that contains representations, warranties covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations), in each case, that are still in effect) or for the grant to any Person of any preferential rights to purchase any of their assets, other than in the Ordinary Course of Business consistent with past practice that is not in excess of €100,000; (n) any other agreement (or group of related agreements) the performance of which requires aggregate payments to or from Riesling or any of its Subsidiaries in excess of €100,000; or (o) any agreement with respect to Employee Programs or listed in Section 2.15 of the Riesling Disclosure Schedule.

“Riesling Ordinary Shares” means shares (Geschäftsanteile) of Riesling.

“Riesling Patents” has the meaning set forth in Section 2.10(a).

“Riesling Permits” has the meaning set forth in Section 2.12(b).

“Riesling Products” means Riesling websites and mobile applications, including, but not limited to the following brands: (i) Elite Singles; (ii) Elite Recontre; (iii) Elit Singlar; (iv) Partner Med Niveau; (v) Partner Na Urovni; (vi) Elittars; (vii) Eliitti Kumppani; (viii) Elite Dating; (ix) Attractive World; and (x) eDarling.

“Riesling Share Exchange” has the meaning set forth in the Recitals.

“Riesling Share Transfer” has the meaning set forth in the Recitals.

“Riesling Shareholder Agreement” means the Subscription and Shareholder’s Agreement, by and among Riesling and its shareholders party thereto, dated May 3-4, 2013, as amended.

“Riesling Specified Representations” has the meaning set forth in Section 7.1(c).

“Riesling Stock Option” or “Riesling Stock Options” means options to purchase Riesling Ordinary Shares issued under any of the Riesling Stock Option Plans.

“Riesling Stock Option Plans” means the Riesling Virtual Share Incentive Plan for Employees and the Call Option Agreement, by and between Riesling and Michael Schrezenmaier, recorded on May 6, 2013.

“Riesling Supervisory Board” means the supervisory board of Riesling.

“Riesling Trade Secrets” has the meaning set forth in Section 2.10(m).

“Samadhi” means Samadhi SAS, a société par actions simplifiée organized under the laws of France, and a wholly owned subsidiary of Riesling.

“Sarbanes-Oxley” has the meaning set forth in Section 3.5.

“SE Regulation” has the meaning set forth in Section 1.8(a).

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Share Capital Increase” has the meaning set forth in Section 1.8(a)(i)(E).

“Share Exchange” has the meaning set forth in Section 1.8(a)(ii)(C).

“Share Issuance” has the meaning set forth in Section 1.8(a)(i)(F).

“Smooch Merger Agreement” means that certain Agreement and Plan of Merger, dated as of October 14, 2015, by and among Chardonnay, LOV USA, Merger Sub 1 Inc., a Delaware corporation, Smooch Labs Inc., a Delaware corporation, and Darren Bassman, Bryan Welfel and Chad Wood.

“Subsidiary” or “Subsidiaries” means, when used with reference to a party, any corporation or other organization, whether incorporated or unincorporated, of which such party or any other subsidiary of such party is a general partner (excluding partnerships the general partnership interests of which held by such party or any subsidiary of such party do not have a majority of the voting interests in such partnership) or serves in a similar capacity, or, with respect to such corporation or other organization, more than 50% of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

“Support Agreement” has the meaning set forth in the Recitals.

“Surviving Corporation” has the meaning set forth in Section 1.2.

“Surviving Corporation Common Stock” has the meaning set forth in Section 1.6(f).

“Systems” means the computer, information technology and data processing systems, facilities and services used by or for Riesling or Chardonnay, as applicable, including all software, hardware, networks, communications facilities, platforms and related systems and services.

“Tax” or “Taxes” means any and all taxes, customs, duties, tariffs, deficiencies, assessments, levies, or other like governmental charges, including taxes based upon or measured by income, gross receipts, excise, real or personal property, ad valorem, value added, estimated, alternative minimum, stamp, sales, withholding, social security (or similar), unemployment, disability, occupation, premium, windfall, use, service, service use, license, net worth, donation, gift, payroll, pension, franchise, environmental (including taxes under Section 59A of the Code), severance, transfer, capital stock and recording taxes and charges, including any taxes of any kind whatsoever within the meaning of sec. 3(1)–(3) of the German General Tax Code

(Abgabenordnung – AO), any social security contributions (Sozialversicherungsbeiträge) and contributions to the Mutual Pension Assurance Association (Pensionssicherungsverein), imposed by any Governmental Authority, whether computed on a separate, consolidated, unitary, combined, or any other basis, including any Tax which is levied by way of withholding or on the basis of a statutory secondary liability, a contractual liability or civil Law; and such term shall include any interest, fines, penalties, or additional amounts attributable to, imposed upon, or with respect to, any such amounts, including any ancillary charges (steuerliche Nebenleistung) within the meaning of Sec. 3(4) of the German General Tax Code.

“Tax Opinion” has the meaning set forth in Section 5.9(a)(i).

“Tax Representation Letters” means the tax representation letter substantially in the form set forth on Exhibit I executed by Chardonnay, the tax representation letter substantially in the form set forth on Exhibit J executed by Riesling and the tax representation letter substantially in the form set forth on Exhibit K executed by New Parent.

“Tax Return” means any report, return, document, form, declaration, election, schedule or other information or filing, or any amendment thereto, supplied or required to be supplied to any Governmental Authority or jurisdiction (in the U.S.A., in Germany or in a third country) with respect to Taxes, including information returns and any documents with respect to or accompanying payments of estimated Taxes or requests for the extension of time in which to file any such report, return, document, declaration, or other information.

“Taxing Authority” means any Governmental Authority (whether of the U.S.A, Germany or any third country, including any federal, state, county, municipal or local government or any subdivision or taxing agency thereof in the U.S.A., in Germany or in any third country (including a United States possession)) responsible for the imposition, assessment or collection of any Tax.

“Third Party Intellectual Property” has the meaning set forth in Section 2.10(g).

“Transaction” has the meaning set forth in the Recitals.

“Voting Agreements” has the meaning set forth in the Recitals.

“Warrant Share Number” means the aggregate number of shares of Chardonnay Common Stock issued in connection with the exercise of any Chardonnay Warrants from and after the date hereof.

“Willful Breach” has the meaning set forth in Section 9.2.

“WIPO” has the meaning set forth in Section 3.10(m).